8/14

08001312

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KGHM Polska Miedz

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED

**NEW ADDRESS

MAR 19 2008

THOMSON FINANCIAL

FILE NO. 82- 04639 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/18/08

Annual report R 2007

(In accordance with § 86, section 1 point 3 of the Decree of the Minister of Finance dated October 19, 2005 – Journal of Laws No 209, point 1744)

for issuers of securities involved in production, construction, trade or services activities

For the financial year 2007 comprising the period from **1 January 2007** to **31 December 2007**
Containing the financial statements according to International Financial Reporting Standards in PLN.

publication date: 11 March 2008

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	**Metals industry**
(name of issuer in brief)	(issuer branch title per the Warsaw Stock Exchange)
59 301	**LUBIN**
(postal code)	(city)
M. Skłodowskiej – Curie	**48**
(street)	(number)
(48 76) 74 78 200	**(48 76) 74 78 500**
(telephone)	(fax)
IR@BZ.KGHM.pl	**www.kghm.pl**
(e-mail)	(website address)
692–000–00-13	**390021764**
(NIP)	(REGON)

Ernst & Young
(Entity entitled to audit financial statements)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	year 2007 period from 1 January 2007 to 31 December 2007	year 2006 period from 1 January 2006 to 31 December 2006	year 2007 period from 1 January 2007 to 31 December 2007	year 2006 period from 1 January 2006 to 31 December 2006
I. Sales	12 183 113	11 669 730	3 225 777	2 992 929
II. Operating profit	4 682 034	4 402 596	1 239 683	1 129 131
III. Profit before income tax	4 655 530	4 380 045	1 232 665	1 123 348
IV. Profit for the period	3 798 826	3 604 988	1 005 832	924 569
V. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VI. Earnings per ordinary share (in PLN/EUR)	18.99	18.02	5.03	4.62
VII. Net cash generated from operating activities	4 456 322	2 560 047	1 179 920	656 574
VIII. Net cash used in investing activities	(566 143)	(45 644)	(149 900)	(11 706)
IX. Net cash used in financing activities	(3 405 550)	(2 044 537)	(901 702)	(524 361)
X. Total net cash flow	484 629	469 866	128 318	120 507
	At 31 December 2007	**At 31 December 2006**	**At 31 December 2007**	**At 31 December 2006**
XI. Current assets	4 992 205	5 234 333	1 393 692	1 366 239
XII. Non-current assets	7 387 532	7 017 104	2 062 404	1 831 568
XIII. Total assets	12 379 737	12 251 437	3 456 096	3 197 807
XIV. Current liabilities	1 974 392	2 814 277	551 198	734 568
XV. Non-current liabilities	1 439 396	1 321 346	401 841	344 891
XVI. Equity	8 965 949	8 115 814	2 503 057	2 118 348

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION AND REPORT ON ITS AUDIT OF THE FINANCIAL STATEMENTS FOR 2007

Lubin, March 2008

- Ernst & Young Audit sp. z o.o.
Rondo ONZ 1
00-124 Warszawa
Faks +48 (0) 22 557 70 01
warszawa@pl.ey.com
www.ey.com/pl

The Polish original should be referred to in matters of interpretation.
Translation of auditors' report originally issued in Polish.

INDEPENDENT AUDITORS' OPINION

To Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have audited the attached financial statements for the year ended 31 December 2007 of KGHM Polska Miedź S.A. ('the Company') located in Lubin at M. Skłodowskiej-Curie 48, containing:
   - the balance sheet as at 31 December 2007 with total assets amounting to 12,379,737 thousand zlotys,
   - the income statement for the period from 1 January 2007 to 31 December 2007 with a net profit amounting to 3,798,826 thousand zlotys,
   - the statement of changes in equity for the period from 1 January 2007 to 31 December 2007 with a net increase in equity amounting to 850,135 thousand zlotys,
   - the cash flow statement for the period from 1 January 2007 to 31 December 2007 with a net cash inflow amounting to 441,559 thousand zlotys and
   - the summary of significant accounting policies and other explanatory notes

   ('the attached financial statements').
2. The truth and fairness[1] of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair[2] and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.

[1] Translation of the following expression in Polish: '*rzetelność, prawidłowość i jasność*'
[2] Translation of the following expression in Polish: '*rzetelne, prawidłowe i jasne*'

3. We conducted our audit of the attached financial statements in accordance with the following regulations being in force in Poland:
   - chapter 7 of the Accounting Act, dated 29 September 1994 ('the Accounting Act'),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether these financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the attached financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management Board, as well as evaluating the overall presentation of the attached financial statements. We believe our audit has provided a reasonable basis to express our opinion on the attached financial statements treated as a whole.

4. The Company's financial statements for the year ended 31 December 2006 were respectively audited by another certified auditor, acting on behalf of another entity. The certified auditor issued an unqualified audit opinion dated 5 March 2007.

5. In our opinion, the attached financial statements, in all material respects:
   - present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2007 to 31 December 2007, as well as its financial position[3] as at 31 December 2007;
   - have been prepared correctly, i.e. in accordance with International Financial Reporting Standards as adopted by the EU and based on properly maintained accounting records;
   - are in respect of the form and content, in accordance with (i) legal regulations governing the preparation of financial statements and (ii) the Company's Articles of Association.

[3] Translation of the following expression in Polish: '*sytuacja majątkowa i finansowa*'

6. We have read the 'Directors' Report for the period from 1 January to 31 December 2007 and the rules of preparation of annual statements' ('the Directors' Report') and concluded that the information derived from the attached financial statements reconciles with these financial statements. The information included in the Directors' Report corresponds with the relevant regulations of the Decree of the Minister of Finance of 19 October 2005, on current and periodic information published by issuers of securities (Journal of Law No. 209, item 1744).

on behalf of
Ernst & Young Audit sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Reg. No. 130

Marek Musiał
Certified Auditor
Registration No. 90036/7272

Jacek Hryniuk
Certified Auditor
Registration No. 9262/6958

Warsaw, 4 March 2008

KGHM Polska Miedź S.A.

LONG-FORM AUDITORS' REPORT SUPPLEMENTING THE INDEPENDENT AUDITORS' OPINION ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

(in thousand zlotys)

I. GENERAL NOTES

1. Background

KGHM Polska Miedź S.A. (hereinafter 'the Company') was incorporated on the basis of a Notarial Deed number dated 12 September 1991. The Company's registered office is located in Lubin at M. Skłodowskiej-Curie Street 48. KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises a Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), an Ore Enrichment Plant, a Tailings Plant, a Mine-Smelter Emergency Rescue Unit, and a Data Center.

The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

The Company was entered in the Register of Entrepreneurs of the National Court Register under no. KRS 23302 on 29 June 2001.

The Company was issued with tax identification number (NIP) 692-000-00-13 on 14 June 1993 and statistical number (REGON) 390021764 on 11 February 2000.

The Company is the parent company of the KGHM Polska Miedź SA capital group. Details of transactions with affiliated entities and the list of companies in which the Company holds at least 20% of shares in the share capital or in the total number of votes in the company's governing body are included in Notes 6 and 32 of the summary of significant accounting policies and other explanatory notes ("the additional notes and explanations") to the audited financial statements for the 12 month year ended 31 December 2007.

The principal activities of the Company are as follows:

- the mining of non-ferrous metals ore,
- the production of copper, precious and non-ferrous metals,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal,
- waste management,
- wholesale sales based on direct or contractual payments,
- geological and exploratory activities,
- the generation and distribution of electricity and of steam and hot water, the production of gas, and the distribution of gaseous fuels through a supply network,
- telecommunication and IT activities.

As at 31 December 2007, the Company's issued share capital amounted to 2,000,000 thousand zlotys. Equity as at that date amounted to 8,965,949 thousand zlotys.

(in thousand zlotys)

As at 4 March 2008 the ownership structure of the Company's issued share capital was as follows:

	Number of shares	Number of votes	Par value of shares in zlotys	% of issued share capital
State Treasury	83,589,900	83,589,900	10	41.79
Others (less than 5%)	116,410,100	116,410,100	10	58.21
	--------	--------	--------	--------
Total	200,000,000	200,000,000	-	100.00

During the financial year and between the balance sheet date and the date of the opinion the following changes took place in the ownership structure of the Company's issued share capital:

On 15 May 2007 the State Treasury transferred the ownership of 5.000.000 shares in the Company to Kompania Węglowa SA. It constituted 2.5% of total number of shares and 2.5% of the total number of votes.

There were no movements in the share capital in the reporting period.

As at 4 March 2008, the Company's Management Board was composed of:

Ireneusz Reszczyński	- Acting President , I Vice President
Marek Fusiński	- Vice President
Stanisław Kot	- Vice President

There were following changes in the Company's Management Board composition during the reporting period:

Maksymilian Bylicki	- I Vice President, called off on 6 November 2007
Dariusz Kaśków	- Vice President since 6 November 2007
Ireneusz Reszczyński	- I Vice President since 6 November 2007, previously Vice President

There were following changes in the Company's Management Board composition from the balance sheet date to the date of the opinion

Krzysztof Skóra	- President, called off on 17 January 2008
Dariusz Kaśków	- Vice President, called off on 17 January 2008
Ireneusz Reszczyński	- Acting President since 17 January 2008

(in thousand zlotys)

2. Financial Statements

On 14 June 2006 the General Shareholders' Meeting decided on preparation of the financial statements in accordance with International Financial Reporting Standards as adopted by the EU.

2.1 Auditors' opinion and audit of financial statements

Ernst & Young Audit sp. z o.o. with its registered office in Warsaw, at Rondo ONZ 1, is registered on the list of entities authorised to audit financial statements under no. 130.

Ernst & Young Audit sp. z o.o. was appointed by the Supervisory Board on 19 March 2007 to audit the Company's financial statements.

Ernst & Young Audit sp. z o.o. and the certified auditor in charge of the audit meet the conditions required to express an impartial and independent opinion on the financial statements, as defined in Art. 66, clause 2 and 3 of the Accounting Act dated 29 September 1994 (uniform text: Journal of Laws of 2002, No. 76 with subsequent amendments – 'the Accounting Act').

Under the contract executed on 30 April 2007 with the Company's Management Board, we have audited the financial statements for the year ended 31 December 2007.

Our responsibility was to express an opinion on the financial statements based on our audit. The auditing procedures applied to the financial statements were designed to enable us to express an opinion on the financial statements taken as a whole. Our procedures did not extend to supplementary information that does not have an impact on the financial statements taken as a whole.

Based on our audit, we issued an auditors' opinion dated 4 March 2008, stating the following:

"To Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have audited the attached financial statements for the year ended 31 December 2007 of KGHM Polska Miedź S.A. ('the Company') located in Lubin at M. Skłodowskiej-Curie 48, containing:
   - the balance sheet as at 31 December 2007 with total assets amounting to 12,379,737 thousand zlotys,
   - the income statement for the period from 1 January 2007 to 31 December 2007 with a net profit amounting to 3,798,826 thousand zlotys,
   - the statement of changes in equity for the period from 1 January 2007 to 31 December 2007 with a net increase in equity amounting to 850,135 thousand zlotys,
   - the cash flow statement for the period from 1 January 2007 to 31 December 2007 with a net cash inflow amounting to 441,559 thousand zlotys and
   - the summary of significant accounting policies and other explanatory notes

(in thousand zlotys)

('the attached financial statements').

2. The truth and fairness[1] of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair[2] and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.

3. We conducted our audit of the attached financial statements in accordance with the following regulations being in force in Poland:

   - chapter 7 of the Accounting Act, dated 29 September 1994 ('the Accounting Act'),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether these financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the attached financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management Board, as well as evaluating the overall presentation of the attached financial statements. We believe our audit has provided a reasonable basis to express our opinion on the attached financial statements treated as a whole.

4. The Company's financial statements for the year ended 31 December 2006 were respectively audited by another certified auditor, acting on behalf of another entity. The certified auditor issued an unqualified audit opinion dated 5 March 2007.

5. In our opinion, the attached financial statements, in all material respects:

   - present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2007 to 31 December 2007, as well as its financial position[3] as at 31 December 2007;
   - have been prepared correctly, i.e. in accordance with International Financial Reporting Standards as adopted by the EU and based on properly maintained accounting records;
   - are in respect of the form and content, in accordance with (i) legal regulations governing the preparation of financial statements and (ii) the Company's Articles of Association.

6. We have read the 'Directors' Report for the period from 1 January to 31 December 2007 and the rules of preparation of annual statements' ('the Directors' Report') and concluded that the information derived from the attached financial statements reconciles with these financial statements. The information included in the Directors' Report corresponds with the relevant regulations of the Decree of the Minister of Finance of 19 October 2005, on current and periodic information published by issuers of securities (Journal of Law No. 209, item 1744).".

[1] Translation of the following expression in Polish: '*rzetelność, prawidłowość i jasność*'
[2] Translation of the following expression in Polish: '*rzetelne, prawidłowe i jasne*'
[3] Translation of the following expression in Polish: '*sytuacja majątkowa i finansowa*'

(in thousand zlotys)

We conducted the audit of the Company's financial statements during the period from 1 October 2007 to 4 March 2008. We were present at the Company's head office and at the Company's branches in different periods from 1 October 2007 to 4 March 2008.

2.2 Representations provided and data availability

The Management Board confirmed its responsibility for the truth and fairness[4] of the financial statements and stated that it had provided us with all financial information, accounting records and other required documents as well as all necessary explanations. The Management Board also provided a letter of representations dated 4 March 2008, confirming that:

- the information included in the books of account was complete,
- all contingent liabilities had been disclosed in the financial statements, and
- all material events from the balance sheet date to the date of the representation letter had been disclosed in the financial statements,

and confirmed that the information provided to us was true and fair to the best of the Management Board's knowledge and belief, and included all events that could have had an effect on the financial statements.

2.3 Financial statements for prior financial year

The Company's financial statements prepared in accordance with Polish Accounting Regulations for the year ended 31 December 2006 were audited by Adam Celiński, Certified Auditor No. 90033/7039, acting on behalf of PricewaterhouseCoopers Sp. z o.o., Al. Armii Ludowej 14, Warsaw, registered in the auditors' register under the number 144. The certified auditor issued an unqualified opinion on the financial statements for the year ended 31 December 2006. The Company's financial statements for the year ended 31 December 2006 were approved by the General Shareholders' Meeting on 30 May 2007. On 9 July 2007 (after correction of the resolution taken on 30 May 2007), the shareholders resolved to appropriate the 2006 net profit as follows:

Dividends for the shareholders	3,394,000
Reserve capital	1,130

	3,395,130

The financial statements for the financial year ended 31 December 2006, together with the auditors' opinion, a copy of the resolution approving the financial statements, a copy of the resolution on the appropriation of profit and the Directors' Report, were filed on 6 June 2007 with the National Court Register.

The introduction to the financial statements, the balance sheet as at 31 December 2006, the profit and loss account, statement of changes in equity and cash flow statement for the year ended 31 December 2006, together with the auditors' opinion, a copy of the resolution

[4] Translation of the following expression in Polish: "*rzetelność, prawidłowość i jasność*"

(in thousand zlotys)

approving the financial statements and a copy of the resolution on the appropriation of profit were published in Monitor Polski B No. 1717 on 30 October 2007.

3. Analytical Review

3.1 Basic data and financial ratios

Presented below are selected financial ratios indicating the economic or financial performance of the Company for the years 2006 and 2007. The ratios were calculated on the basis of financial information included in the financial statements for the year ended 31 December 2007 (in accordance with International Financial Reporting Standards). The selected financial information and data for 2005 in accordance with International Financial Reporting Standards adopted by EU were not available as the Company has changed in 2007 the accounting policies to International Financial Reporting Standards as adopted by the EU and therefore comparable data for earlier periods are not available.

	2007	2006
Total assets	12,379,737	12,251,437
Shareholders' equity	8,965,949	8,115,814
Net profit/ loss	3,798,826	3,604,988
Return on assets (%)	30.7	29.4
Net profit x 100 / Total assets		
Return on equity (%)	46.8	58.7
Net profit x 100 / Shareholders' equity at the beginning of the period		
Profit margin (%)	31.2	30.9
Net profit x 100 / Sales of finished goods, goods for resale and raw materials		
Liquidity I	2.5	1.9
Current assets / Short-term creditors		
Liquidity III	1.3	0.7
Cash and cash equivalents		

(in thousand zlotys)

	2007	2006
Short-term creditors		
Debtors days	17	34
Trade debtors x 365 / Sales of finished goods, goods for resale and raw materials		
Creditors days	28	28
Trade creditors x 365 / Costs of finished goods, goods for resale and raw materials sold		
Inventory days	80	79
Inventory x 365 / Costs of finished goods, goods for resale and raw materials sold		
Stability of financing (%)	84	77
(Equity + long-term provisions and liabilities) x 100 / Total liabilities, provisions and equity		
Debt ratio (%)	28	34
(Total liabilities and provisions) x 100 / Total assets		
Rate of inflation:		
Yearly average	2,5%	1,0%
December to December	4,0%	1,4%

3.2 Comments

The following trends may be observed based on the above financial ratios:

- Return on equity at the end of 2007 was 46.8% and at the end of 2006 was 58.7%;
- Profit margin increased from 30.9% as at the end of 2006 to 31.2% as at the end of 2007;
- Both Liquidity I and Liquidity III ratios increased from 1.9 as at the end of 2006 to 2.5 as at the end of 2007 and from 0.7 as at the end of 2006 to 1.3 as at the end of 2007;
- Debtors days ratio decreased from 34 days as at the end of 2006 to 17 days as at the end of 2007;

(in thousand zlotys)

- Stability of financing increased from 77% as at the end of 2006 to 84% as at the end of 2007;
- Debt ratio decreased from 34% as at the end of 2006 to 28% as at the end of 2007.

3.3 Going concern

Nothing came to our attention during the audit that caused us to believe that the Company is unable to continue as a going concern for at least twelve months subsequent to 31 December 2007 as a result of an intended or compulsory withdrawal from or a substantial limitation in its current operations.

In Note 1 of the additional notes and explanations to the audited financial statements for the year ended 31 December 2007, the Management Board has stated that the financial statements were prepared on the assumption that the Company will continue as a going concern for a period of at least twelve months subsequent to 31 December 2007 and that there are no circumstances that would indicate a threat to its continued activity.

(in thousand zlotys)

II. DETAILED REPORT

1. Accounting System

The Company's accounts are kept using the SAP – R3 computer system at the Company's head office. The Company has up-to-date documentation, as required under Article 10 of the Accounting Act, including a chart of accounts approved by the Company's Management Board.

During our audit no material irregularities were noted in the books of account which could have a material effect on the audited financial statements and which were not subsequently adjusted. These would include matters related to:

- the reasonableness and consistency of the applied accounting policies;
- the reliability of the accounting records, the absence of errors in the accounting records and the trail of entries in the accounting records;
- whether business transactions are supported by documents;
- the correctness of opening balances based on approved prior year figures;
- consistency between the accounting entries, the underlying documentation and the financial statements;
- fulfilment of the requirements for safeguarding accounting documents and storing accounting records and financial statements.

2. Assets, Liabilities and Equity, Profit and Loss Account

Details of the Company's assets, liabilities and equity and profit and loss account are presented in the audited financial statements for the year ended 31 December 2007.

Verification of assets, liabilities and equity was performed in accordance with the Accounting Act. Any differences were adjusted in the books of account for the year 2007.

3. Additional Notes and Explanations to the Financial Statements

The additional notes and explanations to the financial statements for the year ended 31 December 2007 were prepared, in all material respects, in accordance with International Financial Reporting Standards as adopted by the EU.

4. Directors' Report

We have read the Directors' report on the Company's activities in the period from 1 January to 31 December 2007 and the basis for preparation of annual financial statements ('Directors' Report') and concluded that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with the relevant provisions of the Decree of the Minister of Finance of 19 October 2005, on current and periodic information published by issuers of securities (Journal of Law No. 209, item 1744).

5. Conformity with Law and Regulations

We have obtained a letter of representations from the Management Board confirming that no laws, regulations or provisions of the Company's Articles of Association were breached during the financial year.

6. Work of Experts

During our audit we have taken into account the results of the work of the following independent experts:

- actuaries - in the area of provisions for future employee benefits;
- lawyers - in the area of claims and litigations.

on behalf of
Ernst & Young Audit sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Reg. No. 130

Marek Musiał
Certified Auditor
Registration No. 90036/7272

Jacek Hryniuk
Certified Auditor
Registration No. 9262/6958

Warsaw, 4 March 2008

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, March 2008

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

According to our best judgement the annual financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and reflect in a fair, clear and accurate way the material and financial position of KGHM Polska Miedź S.A. and the financial result of the Company. The annual report on the Company's activities presents a true picture of the growth and achievements, as well as the condition, of KGHM Polska Miedź S.A., including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
4 March 2008	*Ireneusz Reszczyński*	Acting President of the Management Board	
4 March 2008	*Marek Fusiński*	Vice President of the Management Board	
4 March 2008	*Stanisław Kot*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, March 2008

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has audited the annual financial statements, was selected in accordance with legal provisions. This entity, as well as the certified auditors who have conducted this audit, have met the conditions for issuing an impartial and independent audit opinion, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
4 March 2008	*Ireneusz Reszczyński*	Acting President of the Management Board	
4 March 2008	*Marek Fusiński*	Vice President of the Management Board	
4 March 2008	*Stanisław Kot*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, March 2008

Dear Shareholders,

It is with enormous satisfaction that I sum up the year 2007 as an exceptional one in many regards. It was a year of two important events in the history of the Company - the fiftieth anniversary of the discovery of the copper ore deposit, and the tenth anniversary of the stock market debut. It should however be pointed out that it was not an exceptional year only because of these anniversaries, but above all because of the record financial results of the Company.

The consistent actions of the Management Board within the financial and commercial spheres led to the exploitation of market opportunities, as presented by the very high copper and silver prices on world markets. Although it was another year which witnessed the Polish zloty strengthen against the USD, the Company's revenues beat the record set the year before, reaching PLN 12.2 billion, while the profit for the period improved to PLN 3.8 billion.

A change in policy with regards to hedging transactions enabled the Company to reduce the level of benefits lost from the negative impact of hedging on the financial result in comparison to the prior year by 70%. In addition the Company built a hedging position in future years, giving the possibility of participation in possible further price rises.

The long term development of the Company foresees a further expansion of activities associated with metals production and processing. A priority task was to gain access to further licensed areas and to master the technology of mining ore from increasingly difficult geological deposits. The high, world-class technology for processing mined ore and recovering associated metals should ensure the Company of a continued presence on the market. The Management Board intends to continue this direction, along with a decided optimisation of costs, in subsequent years, alongside an assumed small decrease in production from internal concentrate.

I am fully convinced that the achievements and experience of 2007 represent great potential for the development of the Company in subsequent years. Despite the expectations of less favourable tendencies on the raw materials markets and the forecast increase in cost parameters, among others due to a global increase in energy and fuel prices and to increasing wages throughout the sector, the Company is well prepared for competing on world markets and maintaining its position as the largest integrated copper producer in Europe and the second largest silver producer in the world.

The strategy realised by the Management Board, based on the criteria of raising the value of the Company, has proved itself and will be continued, representing a guarantee of success for investors. In 2007 share prices reached their historic maximum of PLN 143 per share. Taking into account the increase in share prices during this period and the dividend paid out, the return from investing in the shares of KGHM Polska Miedź S.A. should meet the expectations of shareholders.

Our effectiveness was appreciated by the most important economic dailies - in 2007 the awards we received included the following: Gazeta Giełdy PARKIET (*Most valuable company on the Warsaw Stock Exchange*), Rzeczpospolita (*Largest exporter*), Puls Biznesu (*Giant of Central Europe)*, as well as weekly opinion makers - Polityka (*Most profitable company in Poland)* as well as Newsweek and the Kronenberg foundation - (*distinguished in the competition Good Business-Exclamation of Newsweek*).

The Management Board is also aware of the social role played by the Company. KGHM is the largest employer in the region.
I would like to thank all of the employees for their commitment and hard work, without which our achievements would not have been possible. Thanks also to all of the Business Partners of KGHM, with the hope for equally fruitful cooperation in the future. The trust and satisfaction of our clients, with whom we have been cooperating for many years, is one of our strategic goals.

I deeply believe that the results achieved by the Company, its realised goals and intentions, will confirm to you - our shareholders, that you are investing in a stable Company, with a large potential for growth, enormous possibilities and perspectives, in a Company, which guarantees a high rate of return in subsequent years.

Lubin, 4 March 2008

Acting President of the Management Board

Ireneusz Reszczyński



KGHM POLSKA MIEDŹ S.A.

FINANCIAL STATEMENTS
FOR THE YEAR 2007

Lubin, March 2008

Table of contents to the financial statements

(amounts in tables in thousands zlotys, unless otherwise stated)

Balance sheet

	Note	At 31 December 2007	At 31 December 2006
Assets			
Non-current assets			
Property, plant and equipment	4	4 832 630	4 378 301
Intangible assets	5	74 830	75 424
Shares in subsidiaries	6	1 803 390	1 683 209
Investments in associates	6	438 559	438 559
Deferred tax assets	17	160 781	289 997
Available-for-sale financial assets	7	32 935	87 864
Derivative financial instruments	8	33 395	17 016
Trade and other receivables	9	11 012	46 734
		7 387 532	**7 017 104**
Current assets			
Inventories	10	1 603 487	1 638 271
Trade and other receivables	9	772 279	1 220 583
Derivative financial instruments	8	81 444	282 043
Cash and cash equivalents	11	2 534 995	2 093 436
		4 992 205	**5 234 333**
TOTAL ASSETS		**12 379 737**	**12 251 437**
Equity and liabilities			
EQUITY			
Share capital	12	2 000 000	7 413 573
Registered share capital		2 000 000	2 000 000
Share capital from revaluation due to hyperinflation		-	5 413 573
Other reserves	13	13 783	(431 526)
Retained earnings	14	6 952 166	1 133 767
TOTAL EQUITY		**8 965 949**	**8 115 814**
LIABILITIES			
Non-current liabilities			
Trade and other payables	15	6 305	6 522
Borrowings and finance lease liabilities	16	20 319	29 552
Derivative financial instruments	8	3 087	1 486
Liabilities due to employee benefits	18	853 096	803 875
Provisions for other liabilities and charges	19	556 589	479 911
		1 439 396	**1 321 346**
Current liabilities			
Trade and other payables	15	1 466 948	1 457 647
Borrowings and finance lease liabilities	16	8 612	10 808
Current tax liabilities		343 022	400 846
Derivative financial instruments	8	14 335	837 093
Liabilities due to employee benefits	18	66 199	63 234
Provisions for other liabilities and charges	19	75 276	44 649
		1 974 392	**2 814 277**
TOTAL LIABILITIES		**3 413 788**	**4 135 623**
TOTAL EQUITY AND LIABILITIES		**12 379 737**	**12 251 437**

The notes presented on pages 7 to 95 represent an integral part of these financial statements

(amounts in tables in thousands zlotys, unless otherwise stated)

Income statement

CONTINUED ACTIVITIES	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Sales	20	12 183 113	11 669 730
Cost of sales	21	(6 617 286)	(6 932 281)
Gross profit		**5 565 827**	**4 737 449**
Selling costs	21	(77 572)	(80 107)
Administrative expenses	21	(608 507)	(518 814)
Other operating income	23	458 037	607 767
Other operating costs	24	(655 751)	(343 699)
Operating profit		**4 682 034**	**4 402 596**
Finance costs - net	25	(26 504)	(22 551)
Profit before income tax		**4 655 530**	**4 380 045**
Income tax expense	26	(856 704)	(775 057)
Profit for the period		**3 798 826**	**3 604 988**
Earnings per share during the period (in PLN per share)	27		
- basic		18.99	18.02
- diluted		18.99	18.02

The notes presented on pages 7 to 95 represent an integral part of these financial statements

(amounts in tables in thousands zlotys, unless otherwise stated)

Statement of changes in equity

	Note	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2006		**7 413 573**	**(796 709)**	**(471 221)**	**6 145 643**
Fair value losses on available-for-sale financial assets		-	(7 069)	-	**(7 069)**
Impact of cash flow hedging valuation	31	-	467 184	-	**467 184**
Deferred tax	17	-	(94 932)	-	**(94 932)**
Total income/(expenses) recognised directly in equity		**-**	**365 183**	**-**	**365 183**
Profit for the period		-	-	3 604 988	**3 604 988**
Total recognised income/(expenses)		-	**365 183**	**3 604 988**	**3 970 171**
Dividend for 2005	28			(2 000 000)	(2 000 000)
At 31 December 2006		**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
At 1 January 2007		**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
Fair value losses on available-for-sale financial assets		-	(5 697)	-	(5 697)
Impact of cash flow hedging valuation	31	-	567 423	-	567 423
Deferred tax	17	-	(116 417)	-	(116 417)
Total income/(expenses) recognised directly in equity		**-**	**445 309**	**-**	**445 309**
Profit for the period		-	-	3 798 826	3 798 826
Total recognised income/(expenses)			**445 309**	**3 798 826**	**4 244 135**
Dividend for 2006	28	-	-	(3 394 000)	(3 394 000)
Settlement of share capital revaluation due to hyperinflation	12	(5 413 573)	-	5 413 573	-
At 31 December 2007		**2 000 000**	**13 783**	**6 952 166**	**8 965 949**

The notes presented on pages 7 to 95 represent an integral part of these financial statements

(amounts in tables in thousands zlotys, unless otherwise stated)

Cash flow statement

	Note	For the period from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Cash flow from operating activities			
Cash generated from operating activities	29	5 358 051	3 339 358
Income tax paid		(901 729)	(779 311)
Net cash generated from operating activities		**4 456 322**	**2 560 047**
Cash flow from investing activities			
Purchase of shares in subsidiaries		(79 440)	(20 040)
Proceeds from sale of shares in subsidiaries		10 052	-
Purchase of property, plant and equipment and intangible assets		(845 596)	(674 905)
Proceeds from sale of property, plant and equipment and intangible assets	29	8 378	3 219
Purchase of held-to-maturity investments		(41 846)	-
Proceeds from sale of held-to-maturity investments		42 200	200 000
Purchase of available-for-sale financial assets		(200 003)	(50 000)
Proceeds from sale of available-for-sale financial assets		267 412	21 813
Loans granted		(2 268)	(4 430)
Repayments of loans		10 326	6 804
Interest received		496	5 809
Dividends received		270 363	469 598
Other investment expenses		(6 217)	(3 512)
Net cash used in investing activities		**(566 143)**	**(45 644)**
Cash flow from financing activities			
Repayments of loans and borrowings		(6 000)	(35 227)
Payments of liabilities due to finance leases		(4 795)	(7 028)
Interest paid		(755)	(2 282)
Dividends paid to shareholders		(3 394 000)	(2 000 000)
Net cash used in financing activities		**(3 405 550)**	**(2 044 537)**
Total net cash flow		**484 629**	**469 866**
Exchange gains/(losses) on cash and cash equivalents		(43 070)	14 115
Movements in cash and cash equivalents		**441 559**	**483 981**
Cash and cash equivalents at beginning of the period	11	**2 093 436**	**1 609 455**
Cash and cash equivalents at end of the period	11	**2 534 995**	**2 093 436**
including restricted cash and cash equivalents		2 597	-

The notes presented on pages 7 to 95 represent an integral part of these financial statements

(amounts in tables in thousands zlotys, unless otherwise stated)

Notes to the financial statements of KGHM Polska Miedź S.A. (the "Company") prepared for the year 2007

1. General information

Company name, registered office, business activities

KGHM Polska Miedź S.A. (the "Company") with its registered office in Lubin at ul. M.Skłodowskiej-Curie 48 is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) in the National Court Register, entry no. KRS 23302 , operating on the territory of the Republic of Poland. The Company was issued with tax identification number (NIP) 692-000-00-13 and statistical REGON number 390021764. KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises its Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), Ore Enrichment Plant, Tailings Plant, Mine-Smelter Emergency Rescue Unit and Data Center.
The shares of KGHM Polska Miedź S.A. are listed on the Stock Exchange in Warsaw and - in the form of GDRs (global depository receipts) - on the London Stock Exchange (LSE). According to the classification of the Stock Exchange in Warsaw, KGHM Polska Miedź S.A. is classified under the "metals industry" sector.

The principal activities of the Company comprise:
- mining of non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

Period of operation

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The Company has an unlimited period of operation.
The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned joint stock company in accordance with principles set forth in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Composition of the Management Board

During the period from 1 January 2007 to 13 March 2007, the composition of the Management Board and segregation of duties were as follows:

- Krzysztof Skóra	President of the Management Board
- Maksymilian Bylicki	I Vice President of the Management Board (Development)
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Metallurgy), temporarily acting Vice President of Mining Division
- Ireneusz Reszczyński	Vice President of the Management Board (Sales).

On 13 March 2007, the Management Board of KGHM Polska Miedź S.A. resolved to change the organisational structure of the Head Office. As a result, the segregation of duties was as follows:

(amounts in tables in thousands zlotys, unless otherwise stated)

1. General information (continuation)

- Krzysztof Skóra	President of the Management Board
- Maksymilian Bylicki	I Vice President of the Management Board (Development)
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Production)
- Ireneusz Reszczyński	Vice President of the Management Board (Sales).

On 6 November 2007, the Supervisory Board dismissed Mr Maksymilian Bylicki as Vice President and appointed Mr Dariusz Kaśków as Vice President of the Management Board. The Supervisory Board appointed Mr Ireneusz Reszczyński, until now a Vice President, for the position of I Vice President of the Management Board.

As at 31 December 2007, the composition of the Management Board and segregation of duties were as follows:

- Krzysztof Skóra	President of the Management Board
- Ireneusz Reszczyński	I Vice President of the Management Board (Sales)
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Production)
- Dariusz Kaśków	Vice President of the Management Board (Development).

On 17 January 2008, the Supervisory Board dismissed Mr Krzysztof Skóra as President and Mr Dariusz Kaśków as Vice President of the Management Board and decided that the Management Board would consist of three members. Following that, the Supervisory Board appointed Mr Ireneusz Reszczyński, the current I Vice President, to act as President of the Management Board until the new President is elected.

As at the date of authorisation of these financial statements for issue, the composition of the Management Board and segregation of duties were as follows:

- Ireneusz Reszczyński	I Vice President of the Management Board (Sales), acting President of the Management Board
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Production)

Authorisation of the financial statements

These financial statements were authorised for issue and signed by the Management Board of the Company on 4 March 2008.

Going concern assumption

These financial statements were prepared under the assumption that the Company will continue as a going concern during a period of at least 12 months from the balance sheet date in an unaltered form and business scope, and there are no reasons to suspect any intentional or forced discontinuation or significant limitation of its current activities. At the date of signing of the financial statements the Management Board of the Company is not aware of any facts or circumstances that would indicate a threat to the going concern assumption in the foreseeable future.

2. Main accounting policies

2.1 Basis of preparing financial statements

The financial statements of KGHM Polska Miedź S.A. for the year ended 31 December 2007 are the first annual financial statements prepared in accordance with International Financial Reporting Standards („IFRS") as adopted by the European Union. These financial statements were prepared using the same principles for the current and comparable periods. The effects of transition by the Company to IFRS for the comparable period are presented in note no. 39.

These financial statements have been prepared on the historical cost basis (adjusted for the effects of hyperinflation in respect of property, plant and equipment and equity), except for available-for-sale financial assets and derivative instruments, which have been measured at fair value.

The carrying amount of recognised hedged assets and liabilities is adjusted for the changes in fair value attributable to the hedged risk.

In these financial statements the Company has not applied any Standard or Interpretation prior to their coming into force.

(amounts in tables in thousands zlotys, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

Published Standards and Interpretations which have not come into force or have not been approved by the European Union:

IFRIC 12 "Service Concession Arrangements"
IFRIC Interpretation 12 was issued on 30 November 2006. The Interpretation relates to arrangements whereby a government or other body grants contracts for the supply of public services to private operators. It provides general principles which operators of service concession contracts should follow in recognising and measuring assets and liabilities arising from service concession contracts. The Interpretation becomes effective for reporting periods beginning on or after 1 January 2008. As at the date of the preparation of these financial statements, the Company is not a party of any government or other body grants contracts for the supply of public services to private operators.

IFRS 8 "Operating segments"
IFRS 8, *Operating segments*, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, *Segment Reporting* and becomes effective for reporting periods beginning on and after 1 January 2009. This standard introduces a management approach to segment reporting, and underlines the necessity to disclose indicators and other measures used to monitor and evaluate activities to enable the users of the financial statements to evaluate the nature and financial results of various forms of activity carried out by the Company.

The Company has performed an initial analysis to determine the impact of the new standard on its financial statements. The results of the analysis proved that the Company is a single operating segment.
Copper production is realised as technological sequence, during which the products of one element of the sequence are transferred to the next process element. Settlements made between individual process elements (and hence between Company's divisions) are based on valuation of technical cost of production.
The above Company organisation is reflected in periodic reports and management information reports.
Given the above, subject to disclosure in the financial statements would be information relating to the Company treated as a single unit, including information on the Company's products and services, geographical area of business, major clients as well as other disclosures required by the Standard.
The Company will comply with the requirements of the new Standard when it becomes effective.

IAS 23 "Borrowing costs"
The amended IAS 23 was published by the International Accounting Standards Board on 29 March 2007. This standard relates to the accounting treatment of borrowing costs incurred in connection with a qualifying asset. The amended IAS 23 removes the benchmark treatment that requires that borrowing costs are recognised in the profit or loss and are capitalised. Although this change will affect the Company, it is believed that its impact on the financial statements will be immaterial. The amended standard becomes operative for periods beginning on or after 1 January 2009; however, after evaluating the effects of any changes and following acceptance of this amended Standard by the European Union, the Company will consider its earlier application.

IFRIC 13 "Customer Loyalty Programmes"
On 28 June 2007, the International Accounting Standards Board issued interpretation 13 *Customer Loyalty Programmes*. This interpretation addresses the method of accounting for payments related to the sale of goods or services included in customer loyalty programmes. This interpretation becomes effective for periods beginning on or after 1 July 2008 or later, and will not affect the financial statements of the Company.

IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
IFRIC Interpretation 14 was issued by the International Accounting Standards Board on 4 July 2007. It refers to IAS 19 *Employee Benefits* and provides guidance on how an entity should measure an asset which arises due to the participation of the entity in an employee defined benefit plan. This interpretation also explains what the impact on this asset may be from the minimum requirements for funding such plans. The purpose of introducing this interpretation is to standardise the approach to accounting for such assets as a result of the surplus which arises in defined benefit plans. This interpretation becomes effective for periods beginning on or after 1 January 2008, and will not affect the financial statements of the Company.

(amounts in tables in thousands zlotys, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

IAS 1 "Presentation of Financial Statements"

The amended IAS 1 was issued by the International Accounting Standards Board in September 2007. It refers to the presentation of financial statements. The amended standard implements a new element of the financial statements called the statement of comprehensive income, where all items of income and expenses should be presented, including those, which so far have been recognised in equity. In addition, changes apply also to presentation of the statement of changes in equity, presentation of dividends and comparative information, if changes in accounting policies are applied retrospectively. The revisions include changes in the titles of some of the key items of the financial statements, however, companies will be entitled to retain their current terminology. The amended standard becomes effective for annual periods beginning on or after 1 January 2009; however, after evaluating the effects of any changes and following acceptance of this amended Standard by the European Union, the Company will consider its earlier application.

IFRS 3 "Business Combinations"

The amended IFRS 3 was issued by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IFRS 3. The amended Standard is the result of the completion of the second phase of business combinations project. The amended Standard gives a more detailed guidance for application of the purchase method for business combinations. The Standard becomes effective for annual periods beginning on or after 1 July 2009 and shall be applied to the accounting for business combinations effected after this date.

IAS 27 "Consolidated and Separate Financial Statements"

The amended IAS 27 was published by the IASB on 10 January 2008 and replaces the currently binding, IAS 27. Implementation of this standard relates to the completion of the second stage of the convergence project concerning business combination. The objective of this standard is to ensure reliability and comparability of information presented by a parent entity (both in consolidated and separate financial statements) on controlled entities. The amended Standard becomes effective for annual periods beginning on or after 1 July 2009. The Company is currently analysing if this Standard will have any effect on its financial statements.

Amended IFRS 2 "Share-based Payment"

The amended IFRS 2 was published by the IASB on 17 January 2008. Amendments to IFRS 2 relates to vesting conditions to cash and other than assets or equity instruments of the Company as part of the share based payment transaction. Changes in this Standard become effective for periods beginning on 1 July 2009 or later and will not have any effect on the financial statements of the Company.

Amended IAS 32 „Financial Instruments: Disclosure and Presentation"

The amended IAS 32 was published by the International Accounting Standards Board (IASB) on 14 February 2008. The amendments related to the specific type of financial instruments, which are similar to ordinary shares, but allow their holder to present them for redemption by issuer if certain, indicated in the Standard, circumstances materialised. To date, in accordance with IAS 32, this type instruments were classified as financial liabilities. The amended IAS 32 requires that such instruments are not classified as liabilities but rather as equity. Standard amendments become effective for reporting periods beginning on 1 January 2009 and will not have any effect on the financial statements of the Company.

(amounts in tables in thousands zlotys, unless otherwise stated)

2. Main accounting policies (continuation)

2.2 Accounting policies

2.2.1 Property, plant and equipment

The following are considered to be items of property, plant and equipment:

- assets held by the Company for use in production, supply of goods and services or for administrative purposes,
- assets which are expected to be used during more than one year,
- assets which are expected to generate future economic benefits that will flow to the Company, and
- assets, the value of which can be measured reliably.

Upon initial recognition, items of property, plant and equipment are measured at cost.

Borrowing costs incurred for the purchase or construction of an item of property, plant and equipment are not recognised in the cost. Foreign exchange differences arising from foreign currency liabilities, related to the purchase or construction of an item of property, plant and equipment, are recognised in profit or loss in the period in which they are incurred.

Upon initial recognition, the Company includes in the costs of property, plant and equipment the anticipated costs of future assets' dismantling and removal and cost of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories. In particular, the Company includes in the initial cost of items of property, plant and equipment discounted decommissioning costs of assets relating to underground mining, as well as of other facilities which, in accordance with binding laws, must be liquidated upon the conclusion of activities.
Mine decommissioning costs recognised in the initial cost of an item of property, plant and equipment are depreciated in the same manner as the item of property, plant and equipment to which they relate, beginning from the moment an asset is brought into use, throughout the period set out in the asset group decommissioning plan within the schedule of mine decommissioning.
The decommissioning costs of other facilities recognised in their initial cost are amortised beginning from the moment an item of property, plant and equipment is brought into use, throughout the period of use and in accordance with the method used for the depreciation of those items of property, plant and equipment to which they have been assigned.

Property, plant and equipment acquired before 31 December 1996 and brought into use after this date, for which expenditures were incurred to the end of 1996, were restated to account for the effects of hyperinflation in accordance with IAS 29, *"Financial reporting in hyperinflationary economies"*.

As at the balance sheet date, items of property, plant and equipment are carried at cost or cost of production/ development, less accumulated depreciation and impairment losses.

Subsequent expenditures on items of property, plant and equipment (for example to increase the usefulness of an item, for spare parts or renovation) are recognised in the carrying amount of a given item or as separate item of property, plant and equipment (where appropriate) only if it is probable that future economic benefits associated with the item will flow to the entity, and the cost of the item can be measured reliably. All other expenditures on repairs and maintenance are recognised in profit or loss in the period in which they are incurred.

Items of property, plant and equipment (excluding land) are **depreciated** using the straight-line method over their anticipated useful life. The residual value and useful life of an asset and the method of depreciation applied to items of property, plant and equipment are reviewed at least at the end of each financial year.

The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the closure of mining operations.

For individual groups of assets, the following useful lives have been adopted:

- Buildings and civil engineering objects: 25-60 years,
- Machines and equipment: 4-15 years,
- Motor vehicles: 3-14 years,
- Other - the useful life is set individually for specific items of property, plant and equipment.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.1 Property, plant and equipment (continuation)

group which is classified as held for sale) in accordance with IFRS 5 *"Non-current assets held for sale and discontinued operations"* or when it is derecognised upon disposal or retirement.

The basis for the calculation of depreciation is the cost of an item of property, plant and equipment less its residual value.

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole and whose cost is significant in comparison to the cost of the item of property, plant and equipment as a whole, are depreciated separately, applying depreciation rates reflecting their anticipated useful lives.

An asset's carrying amount is written down to its recoverable amount, if the carrying amount of the asset (or a cash-generating unit to which it belongs) is greater than its estimated recoverable amount.

The asset's carrying amount includes costs of necessary regular major overhauls, including for the purpose of certification.

Specialised spare parts with a significant initial cost and an anticipated useful life of more than 1 year are recognised as an item of property, plant and equipment. Spare parts and servicing equipment whose use is restricted to only certain items of property, plant and equipment are recognised in a similar manner. Other spare parts and servicing-related equipment with an insignificant cost are recognised as inventories and accounted for in the income statement at the moment they are used.

Fixed asset is derecognised when it is sold, decommissioned or if no future economic benefits are expected to be derived from its use or disposal.

2.2.2 Intangible assets

Intangible assets include:
- development costs,
- software,
- acquired concessions, patents, licenses,
- other intangible assets, and
- intangible assets not yet available for use (under construction).

On initial recognition, intangible assets are measured at cost.

Any borrowing costs incurred for a qualifying intangible asset are recognised in the profit or loss in the period in which they are incurred. Exchange differences which arise from liabilities in a foreign currency which are related to the acquisition or construction of an item of intangible assets are recognised in profit or loss in the period in which they are incurred.
At the balance sheet date intangible assets are measured at cost less accumulated amortisation and impairment losses.

Intangible assets are amortised using the straight-line method over their anticipated useful lives, which for individual groups of intangible assets are as follows:
- Software - 2 - 5 years,
- Licenses for computer software - 2 - 5 years,
- Rights to geological information - 50 years,
- Acquired property rights - over a useful life set separately for individual property rights.

KGHM Polska Miedź S.A. does not report other intangible assets with indefinite useful life, however it has reported intangible assets not yet available for use (under construction). The Company does not amortise such items of intangible assets, however they are tested for impairment annually. Any potential impairment loss is recognised in the income statement.
The amortisation method and the amortisation rate of intangible assets are subject to review at each balance sheet date.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.2 Intangible assets (continuation)

Development and research costs

The Company carries out development projects which are primarily aimed at reducing copper production costs, increasing the production capacity of smelters and mines, improving the technical parameters of manufactured products, improving copper production technology.

An intangible asset arising from development is recognised if the entity can demonstrate:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale,
- the intention to complete the intangible asset and use or sell it,
- its ability to use or sell the intangible asset in the manner in which the intangible asset will generate probable future economic benefits,
- the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset, and
- its ability to measure reliably the expenditures attributable to the intangible asset that have been incurred during its development.

The cost of internally-generated development work recognised as an item of intangible assets is the sum of expenditure incurred from the date when the intangible asset arising from development first meets the criteria for recognition.

Capitalised development costs are recognised as an intangible asset not available for use and are not amortised until the moment when the given intangible asset is successfully completed and the decision has been taken to implement it. Such intangible assets are, however, tested annually for impairment. The amount of the impairment is recognised in the profit or loss.

Internally generated intangible assets are amortised using the straight-line method over the period of their anticipated use.

Research expenditure is recognised as an expense as incurred.

2.2.3 Equity investments

Subsidiaries

In the financial statements, investments in subsidiaries which are not classified as held for sale in accordance with IFRS 5 are recognised at cost, in accordance with IAS 27, *Consolidated and Separate Financial Statements* , less any impairment losses, in accordance with IAS 36, *Impairment of Assets*.

Combinations of business entities under common control are accounted for by applying the pooling of interests method.

Associates

Associated entities are those entities over which the Company has significant influence but not control, and in which it participates in setting both the financial and operational policy of a given entity, which is commonly associated with the ownership of from 20% to 50% of the total number of votes in the entity's governing bodies or the possibility of affecting its operations in another manner.

In the financial statements of the Company, shares in associates which are not classified as held for sale in accordance with IFRS 5 are recognised at cost, in accordance with IAS 27, *Consolidated and Separate Financial Statements*, i.e. based on its direct interest in equity, less any impairment losses, in accordance with IAS 36, *Impairment of Assets*.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4. Financial Instruments

2.2.4.1 Classification of financial instruments

Financial instruments are classified into one of the following categories:

- financial assets measured at fair value through profit or loss,
- loans and receivables,
- held-to-maturity investments,
- available-for-sale financial assets,
- financial liabilities measured at fair value through profit or loss,
- other financial liabilities,
- derivative hedging instruments.

Financial instruments are classified based on their characteristics and the purpose for which they were acquired. Classification is made upon initial recognition of the financial asset or liability. Classification of derivatives depends on their purpose and on whether they qualify for hedge accounting according to the requirements of IAS 39. Derivatives are classified as hedging instruments or as instruments measured at fair value through profit or loss.

Carrying value of cash flows with a maturity period of more than 12 months of the balance sheet date is classified as non-current asset or non-current liability. Carrying value of cash flows falling due within 12 months of the balance sheet date is classified as current asset or current liability.

The Company has adopted the following principles for the classification of financial assets and liabilities to the above specified categories:

Financial assets and liabilities measured at fair value through profit or loss

This category includes financial assets and financial liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss at their initial recognition. A financial asset is classified to this category if it is acquired principally for the purpose of selling in the near term or if it is designated by the Company upon initial recognition as at fair value through profit or loss. A financial asset or financial liability may be designated by the Company when initially recognised as at fair value through profit or loss only, if:

a) such classification eliminates or significantly reduces any inconsistency in respect of measurement or recognition (also defined as "an accounting mismatch"), that would otherwise arise from measuring assets or liabilities or recognising gains or losses using different basis; or
b) a group of financial instruments is managed properly and the performance of the group is evaluated on the fair value basis, in accordance with a documented risk management or investment strategy.

Assets in this category are classified as current, if they are expected to be realised within 12 months from the balance sheet date.

Loans and receivables (L&R)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Company transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

Loans and receivables are classified as current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are classified as non-current assets. Loans and receivables are included in trade and other receivables.

Cash and cash equivalents are classified as loans and receivables. Cash and cash equivalents are a separate position in the balance sheet.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.1 Classification of financial instruments (continuation)

Held-to-maturity investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the positive intention and ability to hold to maturity, except for assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

Available-for-sale financial assets (AfS)

Available-for-sale financial assets are non-derivative financial assets that are either designated as 'available-for-sale' or not classified to any of the other categories. This category primarily includes financial assets which do not have a fixed maturity date and which do not meet the criteria for being included in the category of financial assets measured at fair value through profit or loss, as well as financial assets which were acquired on a secondary market and which have a fixed maturity date, but which the Company does not intend and is not able to hold until maturity.
Available-for-sale financial assets are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the balance sheet date.

Other financial liabilities

Financial liabilities included in this category are those that were not classified at their initial recognition as measured at fair value through profit or loss.

Hedging instruments (HI)

Derivative instruments designated and qualifying for hedge accounting are classified into a separate category called: „Hedging instruments". The Company presents as „hedging instruments" the entire fair value of a transaction, even if the Company excludes part of change in fair value of the instrument from the effectiveness measurement.

2.2.4.2. Initial measurement and derecognition of financial instruments

Transactions respecting the purchase and sale of investments, including regular way purchases or sales, are recognised at the trade date, initially at fair value plus transaction costs, with the exception of financial assets and liabilities measured at fair value through profit or loss, which are initially recognised at fair value.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all of the risks and rewards of their ownership. Where substantially all of the risks and rewards of ownership have not been transferred, financial instruments are derecognised a when the Company loses control over a given asset.

2.2.4.3. Measurement at the balance sheet date

Financial assets and financial liabilities measured at fair value through profit or loss, available-for-sale financial assets and hedging instruments

Available-for-sale financial assets, financial assets and financial liabilities measured at fair value through profit or loss and hedging instruments are subsequently measured at fair value. Available-for-sale financial

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.3. Measurement at the balance sheet date (continuation)

assets, the fair value of which cannot be determined in a reliable manner and which do not have a fixed maturity date are carried at cost.

Gains and losses on financial assets which are classified as financial assets measured at fair value through profit or loss are recognised in the income statement in the period in which they arise.

Gains and losses on financial assets which are classified as available-for-sale are recognised in equity, except for impairment losses and exchange gains/losses on monetary assets and interest calculated using the effective interest rate method. When available-for-sale financial assets are derecognised, the total cumulative gains and losses which had been recognised in equity are recognised in the income statement as gains and losses on derecognition of investments in available-for-sale financial assets.

The disposal of investments of the same type but with a different cost basis is accounted for using the FIFO method.

Loans and receivables, held-to-maturity investments

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method.

Other financial liabilities

After initial recognition, the Company measures all financial liabilities, apart from those classified as at fair value through profit or loss, at amortised cost using the effective interest rate method except for:

- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition (when the continuing involvement approach applies),

  If the transfer of financial assets does not qualify them for derecognition because the Company retained virtually all of the risks and rewards associated with ownership of the transferred asset, then the Company continues to fully recognise the transferred asset and simultaneously recognises a financial liability in the amount of the payment received. In subsequent periods, the Company recognises all revenues received from the transferred asset and all expenditures incurred in respect of the financial liability;

- financial guarantee agreements, measured at the higher of:
  - the amount determined in accordance with note 2.2.14 Provisions, or
  - the amount initially recognised less, when appropriate, cumulative amortisation recognised according to International Accounting Standard No 18 *Revenue*.

2.2.4.4. Fair value

Fair value is considered to be the purchase price of a financial instrument or, in case of liabilities, the sales price of an instrument, unless there are any indicators that a financial instrument was not purchased at fair value.

At the balance sheet date, the fair value of financial instruments, for which an active market exists, is established based on the current bid/ask prices. If the market for a financial instrument is not active (and in relation to non-quoted financial instruments), the Company establishes fair value using appropriate valuation techniques. Valuation techniques used include comparison with recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, option pricing models and

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.4. Fair value (continuation)

other valuation techniques/models which are commonly used by market participants, adjusted to the characteristics and parameters of the fair valued financial instrument and the situation of the issuer.

Estimated fair value reflects the amount recoverable or payable to close out an outstanding position at the balance sheet date. Where possible, transactions are fair valued based on market prices. In the case of purchase or sale of commodity forwards, fair value was estimated based on forwards prices for the maturity dates of specific transactions. In case of copper, the official LME closing prices and volatility estimates as at the balance sheet date are obtained from the Reuters news service. For silver and gold, the LBM fixing price at the balance sheet date is used. In the case of volatility and silver and gold forward rates, quotations given by Banks/Brokers are used. Currency interest rates and currency volatility ratios are obtained from Reuters are used. Forwards and swaps on copper market are priced based on forward market curve. Silver and currency forward prices are calculated based on fixing and respective interest rates. Levy approximation to Black-Scholes model is used for Asian options pricing on commodity markets, whereas standard German-Kohlhagen model is used for currency of European option pricing.

The fair value of unquoted debt securities is established as the present value of future cash flows resulting from those instruments, discounted using the current interest rate.

The fair value of participation units held in open-end cash investment funds is determined based on the valuations quoted by those funds. Fair value of participation units held in close-end investment funds is measured based on the analysis of information included in the financial statements of the funds.

The fair values of financial instruments held by the Company are determined based solely on market prices or on valuation techniques which use as input data only observable market variables from active markets.

2.2.4.5. Impairment of financial assets

At each balance sheet date an assessment is made of whether there is objective evidence that a financial asset or a group of financial assets is impaired. The following are considered a significant objective indicators (evidence of impairment): significant financial difficulty of the debtor, legal action being taken against the debtor, the disappearance of an active market for a given financial instrument, the occurrence of significant unfavourable changes in the economic, legal or market environment of the issuer of a financial instrument, and the prolonged decrease of the fair value of a financial instrument below it's cost.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – calculated as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments recognised in profit or loss are not reversed through profit or loss. The reversal of impairment losses on debt financial instruments is recognised in profit or loss if, in a period subsequent to the period of the recognition of the impairment loss, the fair value of these instruments increased due to events occurring after the recognition of the impairment loss.

If evidence of potential impairment of loans and receivables or of held-to-maturity investments measured at amortised cost exist, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate (i.e. the effective interest rate computed at the initial recognition for fixed interest rate assets, and the effective interest rate computed at the last revaluation for floating interest rate assets). Any impairment loss is recognised in profit or loss. The carrying amount of financial assets is determined by using a separate account for impairment losses (credit losses).

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.5. Impairment of financial assets (continuation)

Loans and receivables, as well as held-to-maturity investments which are measured at amortised cost, are individually tested for impairment at each balance sheet date. Receivables, against which no impairment allowance was made, but for which the possibility of impairment exists due to their specific credit risk (related for example to the type of activity or structure of the clients) are tested for impairment as a group (assets' portfolio). However, due to the nature of the sales of KGHM Polska Miedź S.A. and the conduct of a restrictive policy towards credit risk, the Company analyses receivables primarily on an individual basis (regardless of their significance) in terms of the existence and recognition of impairment allowances.
An impairment loss is reversed, if in subsequent periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment loss. The reversal of an impairment loss is recognised in the profit or loss.

2.2.4.6. Embedded derivatives

Initial recognition of derivatives

Embedded derivatives are separated from host contracts and accounted for separately as at the date of transaction, if all of the following conditions are met:

- the hybrid (combined) instrument not measured at fair value, with changes in fair value recognised in other operating income or other operating costs,
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Re-assessment of contracts for possible bifurcation of embedded instruments is made whenever there is a significant change to the contract that significantly modifies cash flows arising from the contract.

2.2.4.7 Hedge accounting

Hedging, for accounting purposes, involves proportional offsetting of the effects of changes in the fair value or cash flows arising from a hedging instrument and a linked hedged item. The types of hedges include fair value hedges, cash flow hedges and hedges of net investment in foreign operations. Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as hedging instruments only for the currency risk hedging relationships.

The Company does not recognise either fair value hedges or hedges of net investment in foreign operations. Hedging instruments are designated as cash flow hedges.

<u>Derivatives used in cash flow hedges</u>

In a cash flow hedge, a derivative used as a hedging instrument is an instrument which:

- hedges the exposure to volatility of cash flows which is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecast transaction, and
- will affect reported net profit or loss.

Gains and losses arising from changes in the fair value of the hedging instrument in a cash flow hedge are recognised as a separate item of equity, to the extent to which the change in fair value represents an effective hedge of the associated hedged item. The portion which is ineffective is recognised in the income statement as other operating income or costs. Gains or losses arising from the hedging instrument in cash

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.7 Hedge accounting (continuation)

flow hedges are reclassified into profit or loss in the same period or periods in which the hedged item affects profit or loss.

Hedge effectiveness is the degree to which changes in the cash flows of the hedged item that are attributable to the hedged risk are offset by changes in the cash flows of the hedging instruments.
If the hedged firm commitment or forecast future transaction subsequently results in the recognition of a non-financial asset or non-financial liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are included in the initial cost or other carrying amount of the asset or liability.

The Company hedges forecasted cash flows. The designated hedges relate to the future transactions forecasted as assumed in the Sales Plan for a given year. These plans are prepared based on the production capacities for a given period. The Company estimates that the probability of these transactions occurring is very high, as from historical point of view, sales were always realised at the levels assumed in Sales Plans.

When entering into hedging transactions, the Company documents the relationship between hedging instruments and the hedged items, as well as the objective of entering into a particular transaction. The Company also documents its assessment, both at the date of inception of the hedge as well as on an on-going basis, of whether the derivative instruments used in hedge relationships are and will be highly effective in offsetting changes in the cash flows of the hedged items.

<u>Discontinuation of hedge accounting</u>

The Company ceases to account for derivative instruments as hedging instruments when they expire, are sold, terminated or settled, or when the Company revokes its designation of a given instrument as a hedging instrument. The Company may designate a new hedging relationship for a given derivative, change the intended use of the derivative, or designate it to hedge another type of risk.
In such case, for cash flow hedges, gains or losses which arose in the periods in which the hedge was effective are retained in equity until the hedged item affects profit or loss.

If the hedge of a firm commitment or forecast future transaction ceases to exist, because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecast transaction will not occur, then the net gain or loss recognised in equity is immediately transferred to the income statement.

2.2.5 Inventories

Inventories consist of the following items:

- materials,
- semi-products and work in progress,
- finished goods, and
- goods for resale.

Inventory additions are measured in accordance with the following principles:

- materials and goods for resale – at cost,
- finished goods, semi-products – at actual manufacturing cost,
- work in progress – based on valuation of the work-in-progress inventories.

Inventory disposals are measured in accordance with the following principles:

- materials and goods for resale – at average cost based on the weighted average cost of a given item,
- finished goods and semi-products – by way of valuating the difference between inventories closing balance and the value of any additions, and giving due regard to the opening balance.

Inventories are measured in accordance with the following principles:
- materials and goods for resale – at average cost as set for inventory disposal,

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Inventories (continuation)

- finished goods, semi-products and work in progress – based on cumulative actual manufacturing costs and giving due regard to the opening balance.

At the balance sheet date inventories are measured, using the above-mentioned policies, but not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2.2.6 Trade and other receivables

Trade receivables are recognised initially at fair value. After initial recognition, trade receivables are measured at amortised cost using the effective interest rate, less allowance for impairment, while trade receivables with the maturity period of up to 12 months from the receivable origination date are not discounted.
Impairment allowances on trade receivables are recognised when there is objective evidence that an entity will not be able to collect all amounts due. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.
The amount of the impairment allowance is recognised in the income statement.
Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the amount due.
Receivables with a maturity period of over 12 months from the balance sheet date are classified as non-current assets. Current assets include receivables with a maturity period of up to 12 months from the balance sheet date.

Recognised as receivables are:

- **trade receivables** – these are receivables which arise from the principal operating activities of the Company,
- **other receivables**, including:
  - loans granted,
  - other financial receivables, i.e. receivables meeting the definition of financial assets,
  - other non-financial receivables, including advances for deliveries and fixed assets, assets under construction, intangible assets and shares, receivables from employees, if they are settled other than by cash payment; and also budget receivables, and
  - prepayments.

2.2.7 Cash and cash equivalents

Cash and cash equivalents includes cash in hand and in bank accounts, a vista deposits, other safe current investments with original maturities of three months or less from the date of their placement, acquisition or issuance and with high liquidity. Cash and cash equivalents also include interest on cash equivalents.

2.2.8 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale, if their carrying amount is to be recovered principally through sale transactions rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Before the initial classification of assets (or disposal groups) as held for sale, the carrying amount of the asset is measured in accordance with applicable standards. At the moment of reclassification these assets are measured at the lower of carrying amount and fair value less costs to sell.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.8 Non-current assets (or disposal groups) held for sale (continuation)

As at the balance sheet date, the Company did not identify any non-current assets or disposable groups as held for sale.

2.2.9 Impairment of non-financial assets

Intangible assets not yet available for use, are not amortised, but are tested annually for impairment.

A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying amount may not be recoverable. An impairment loss is recognised as the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value less costs to sell, and value in use.

For the purpose of impairment assessment, assets are grouped at the lowest level at which they generate cash inflows that are largely independent of those from other assets (cash-generating units).
Cash-generating units are determined separately each time an impairment test is to be performed.

If an impairment test indicates that the recoverable amount (i.e. the higher of the asset's fair value less costs to sell and its value in use) of a given asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised as the difference between the recoverable amount and the carrying amount of a given asset or cash-generating unit.
Any impairment loss is initially allocated to goodwill, if any. The remaining amount of the impairment is allocated to assets within the cash-generating units proportionally to their share of the carrying amount of the entire unit. If such allocation is made, the carrying amount of the asset may not be lower than the highest of the following amounts: fair value less costs to sell, value in use and zero.

Impairment losses are recognised in profit or loss.

Non-financial non-current assets, other than goodwill, for which an impairment loss was recognised in prior periods, are tested at each balance sheet date to determine whether there is any indication of the possibility that an impairment loss may be reversed.

2.2.10 Equity

Equity in the financial statements of the Company consists of:

1. Share capital at nominal value, reflecting the effects of hyperinflation.
2. Other reserves, which consist of:
   - revaluation reserve set at the fair value of the cash flow hedging instruments in the portion reflecting an effective hedge, and adjusted by deferred tax, and
   - revaluation reserve for the re-measurement of financial assets classified as available-for-sale to fair value, adjusted by deferred tax.
3. Retained earnings, composed of:
   - undistributed profit or unabsorbed losses from previous years,
   - reserve capital created in accordance with the Code of Commercial Companies,
   - reserve capital created and used in accordance with the Statutes of the Company,
   - profit or loss for the period.

2.2.11 Liabilities

Liabilities are present obligations of the Company arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits.

Liabilities comprise:
- liabilities arising from bank loans, other loans and finance leases,
- trade payables,
- other financial liabilities, and
- other non-financial liabilities.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.11 Liabilities (continuation)

Current trade payables are recognised in the balance sheet at their nominal value. The carrying amount of these liabilities reflects the approximate amount representing the level of amortised cost, calculated using the effective interest rate. Current trade payables are not discounted.

Liabilities not classified as financial liabilities are measured at the amount due.

2.2.12 Accrued expenses

Accrued expenses are due and payable liabilities arising from goods received or services performed, for which the payment has not yet been made, an invoice has not been received or a formal agreement reached with the supplier, including amounts due to employees.

Accruals include:
- remuneration and the related surcharges paid on a one-off basis, relating to annual periods,
- accrued costs of local fees and taxes,
- short-term accruals for unused annual leave.

2.2.13 Deferred income

Deferred income includes mainly monetary resources received to finance the acquisition or manufacture of assets under construction or development work, which are recognised as income over the periods necessary to match them with the depreciation of the assets financed by these resources.

2.2.14 Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, such that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are recognised, in particular, in respect of the following:
- future costs of mine decommissioning, i.e. after the conclusion of mining activities, costs of decommissioning of other technological facilities in the copper smelters and other facilities (jointly: decommissioning costs) in cases where the law provides for the obligation to dismantle and remove such assets after the conclusion of mining activities and to restore the sites to their original condition,
- the effects of court proceedings and of disputed issues,
- guarantees granted.

Provisions are recognised in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

The provision for future decommissioning costs of mines and other facilities is recognised based on the estimated expected costs of decommissioning of such facilities and of restoring the sites to their original condition. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts (for mining facilities), and technical-economic expertise prepared either by specialist external firms or within the Company. Provisions are reviewed at the balance sheet date.

The amount of provisions set at 1 January 2004, i.e. at the transition date for application of IFRS for the purposes of preparing the consolidated financial statements, recognised in the cost of property, plant and equipment, was calculated based on the optional exemption set out in IFRS 1, *„First-time Adoption of International Financial Reporting Standards"*. Beginning from 1 January 2004, all changes arising from changes in the amount of provisions are recognised in accordance with IFRIC 1.

In accordance with IAS 1, *„Presentation of Financial Statements"* provisions are presented in the balance sheet as either current or non-current.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.15 Employee benefits

The Company pays benefits due to one-off retirement-disability rights, coal equivalent payments and jubilee bonuses according to the Collective Labour Agreement.

The amount of the liability due to these benefits is equal to the present value of the defined benefit obligation at the balance sheet date, and reflect actuarial gains and losses and the costs of past employment.
The value of defined benefit obligations is estimated at the balance sheet date by independent actuaries using the Projected Unit Credit Method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflow using the interest rates on treasury bonds expressed in the currency of future benefit payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19, the discount rate should be based on the market yields of highly liquid commercial bonds with low risk. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be applied.

Actuarial gains and losses increase or decrease costs recognised in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement systematically, using the straight-line method, over the period until the benefits become vested.

Retirement benefits due to employees under defined contribution plans:
KGHM Polska Miedź S.A. participates in an Employee Retirement Plan. With respect to this Plan, KGHM Polska Miedź S.A. has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not have sufficient assets to cover its obligations in respect of the Plan participants after their period of employment.

2.2.16 Income taxes (including deferred tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current income tax is calculated in accordance with current tax laws.

Deferred tax is determined using tax rates (and laws) that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax liability is recognised for all taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. This liability is not discounted.
Deferred tax asset is recognised for all deductible temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax losses can be utilised.
Deferred tax assets and deferred tax liabilities are recognised irrespective of the period in which their realisation is to occur.

Deferred tax assets and deferred tax liabilities are not recognised if they arise from the initial recognition of an asset or liability in a transaction that:
- is not a business combination, and
- at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liability is likewise not recognised on temporary differences arising from the initial recognition of goodwill.

Deferred tax is recognised in the income statement for a given period, unless the deferred tax:
- arises from transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.16 Income taxes (including deferred tax) (continuation)

- arises from a business combination – in which case the deferred tax affects goodwill or the excess of interest in the fair value of net assets over the cost of acquisition.

Deferred tax assets and deferred tax liabilities are offset if the Company has a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

2.2.17 Contingent items and other off-balance sheet items.

Contingent liabilities are:
a) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or
b) a present obligation that arises from past events but is not recognised because:
- it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or
- the amount of the obligation (liability) cannot be measured with sufficient reliability.

The contingent liabilities of the Company include, among others:
- guarantees and promissory notes issued for the benefit of third-parties in connection with contracts,
- liabilities due to compensation for damages arising in the course of business activities, resulting from matters which remain unresolved,
- conditionally-suspended penalties for economic use of natural environment,
- liabilities arising from implementation contracts, calculated based on future outcome, and
- other contingent liabilities arising from the Company's contracts.

Other off-balance sheet liabilities of the Company include, among others:
- liabilities towards the State Treasury due to perpetual usufruct of land,
- liabilities towards local government entities due to payments in respect of perpetual usufruct of land acquired for a fee on a secondary market, expressed in the total amount of future minimum payments arising from contracts,
- liabilities towards other entities due to payments arising from non-cancellable operating lease contracts, expressed in the total amount of future minimum payments arising from the contract.

2.2.18 Revenues

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. Sales revenues are adjusted for the gain or loss from the settlement of derivative instruments hedging future cash flows, in accordance with the general principle that the portion of gain or loss on a derivative hedging instrument that is determined to be an effective hedge is recognised in the same item of income statement in which the gain or loss on the hedged item is recognised at the moment when the hedged item affects profit or loss.

Recognised in sales revenues are revenues arising from ordinary operating activities of the Company, i.e. revenues from sales of products, services, goods for resale and materials, reflecting any rebates granted and any other decreases in selling prices.

In addition, revenue for the given reporting period which affects the financial result of the period includes **other operating income and gains,** which are indirectly related to the activities carried out, in particular:
- income and gains from investments,
- gains from the measurement and realisation of trading derivative instruments and the ineffective portion of gains from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange gains, with the exception of exchange differences arising on liabilities representing sources of finance for the Company's activities,
- reversal of impairment losses on held-to-maturity investments, financial assets available for sale, and loans and shares in subsidiaries and associates,
- release of unused provisions, previously charged to other operating costs, and
- gains on disposal of property, plant and equipment and intangible assets,

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.18 Revenues (continuation)

finance income, representing primarily income related to financing of the activities of the Company, including:
- net foreign exchange gains arising exclusively on liabilities from sources of financing of the Company's activities (loans, credit, bonds, finance leases etc.),
- gains on realisation and re-measurement to fair value of derivative hedging instruments used to hedge liabilities financing the Company's activities.

Revenues from the sale of products, goods for resale and materials are recognised when:

- the Company has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished goods and materials,
- the Company has ceased to have a continued involvement in the management of goods for resale, finished goods and materials sold to the extent usually associated with inventory management function, and does no longer exercise effective control over those items,
- the amount of revenue can be measured in a reliable manner,
- it is probable that the economic benefits associated with the transaction will flow to the Company, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from the sale of services are recognised when:

- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the Company,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs connected with the transaction and the costs to complete the transaction can be measured reliably.

Interest income is recognised on an accruals basis, using the effective interest method.

Income from dividends is recognised when the shareholder's right to receive payment is established.

2.2.19 Costs

The Company recognises as costs any probable decrease, in the reporting period, of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of provisions and liabilities, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawal of funds by its shareholders or owners.
Costs are recognised in profit or loss based on the direct relation between costs incurred and specific income achieved, i.e. applying the matching principle, through prepayments and accruals.

Costs are accounted for both by type and by the cost centres, and are reported in the income statement using the costs by function (cost of sales) format as the primary cost reporting format.

The total cost of products, goods for resale and materials sold (cost of sales) comprises:
- the manufacturing cost of products sold,
- the cost of goods for resale and materials sold,
- selling costs, and
- administrative expenses.

In addition, costs for the given reporting period which affect the financial result of the period include:
other operating costs and losses, indirectly connected with operating activities, including in particular:
- losses on financial investments,
- losses from the measurement and realisation of traded derivative instruments and the ineffective portion of losses arising from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange losses, with the exception of exchange differences arising on liabilities representing sources of finance for the Company's activities,
- impairment losses on held-to-maturity investments, financial assets available for sale, and loans and shares in subsidiaries and associates,
- provisions recognised for contested issues, penalties, compensation and other costs indirectly related to operating activities,
- donations granted,
- losses on disposal of property, plant and equipment and intangible assets,

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.19 Costs (continuation)

and also **finance costs** related to financing of the activities of the Company, including in particular:
- overdraft interest,
- interest on short- and long-term loans, credits and other sources of finance, including discounted liabilities,
- net foreign exchange losses arising on liabilities from sources of financing of the Company's activities,
- changes in the level of provisions arising from the approach of the time to settle the obligation (the so-called unwinding of the discount effect).

2.2.20 Foreign currency transactions and the measurement of items denominated in foreign currencies

Functional and presentation currency
Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates, i.e. in the functional currency. The financial statements are presented in the Polish zloty (PLN), which is the functional and presentation currency of the Company.

Transactions and balances
At the moment of initial recognition, foreign currency transactions are translated into the functional currency:
- at the buy or sell exchange rate applied by the bank in which the transaction occurs, in the case of the sale or purchase of currencies and the payment of receivables or liabilities,
- at the average exchange rate set for a given currency by the NBP (National Bank of Poland) prevailing on the date of the transaction. The exchange rate prevailing on the date of the transaction is the average NBP rate announced on the last working day proceeding the transaction day.

At each balance sheet date:
- foreign currency monetary items are translated at the closing rate prevailing on that date, i.e. the average exchange rate set for a given currency by the NBP,
- non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) prevailing on the transaction date, and
- non-monetary items measured at fair value in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) at the date when the fair value was determined.

Foreign exchange gains or losses arising on the settlement of a foreign currency transaction, or on the measurement and translation of foreign currency monetary assets and liabilities (other than derivatives) denominated in a foreign currency, are recognised in profit or loss. Foreign exchange gains or losses arising on the measurement and translation of foreign currency derivatives, are recognised in profit or loss as a re-measurement to fair value provided they do not represent the change in the fair value of the effective cash flow hedge or a hedge in a net investment in a foreign operation. In such a case they are recognised in equity, in accordance with hedge accounting principles.
Exchange differences arising on non-monetary items, such as equity instruments measured at fair value through profit or loss, are recognised as an element of changes in fair value. Exchange differences arising on non-monetary items, such as equity instruments classified as financial assets available for sale, are recognised in revaluation reserve at fair value.

2.2.21 Borrowing costs

Borrowing costs (i.e. costs which include interest and other costs incurred by an entity due to the borrowing of monetary items) are recognised in the costs of the period in which they are incurred.

2.2.22 Leases

A lease is classified as a finance lease if it transfers to the lessee substantially all of the risks and rewards incidental to ownership of assets. The leased asset is capitalised at the inception of the lease at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.
A depreciable asset acquired in a finance lease is depreciated over the shorter of its useful life and the lease term.
Where the substantial part of the risks and rewards incidental to ownership of an asset is retained by the lessor, lease contract is classified as an operating lease.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.23 Government grants

Monetary government grants for financing assets are presented in the balance sheet as deferred income.

Government grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary government grants are recognised systematically as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognised as income of the period in which it becomes receivable, together with disclosure of this fact.

Grants related to income are presented as income, separately from the related costs which the grants are intended to compensate. Grants are recognised as income regardless of whether they were received in the form of cash or as a decrease of liabilities.

2.2.24 Exploration for and evaluation of mineral resources

Exploration and evaluation assets are recognised by the Company only with respect to those expenditures which meet the general conditions for capitalisation, i.e.:
- it is probable that the entity will obtain future economic benefits related to the given asset, and
- the cost of the asset can be reliably measured.

The Company recognises property, plant and equipment and intangible assets used in the exploration for and evaluation of mineral resources under condition that they meet general criteria for recognition. Intangible assets are mainly recognised in the form of rights to perform drilling, analyses and topographical, geological, geochemical and geophysical documentation. Other costs incurred in respect of exploration and evaluation of mineral resources, which do not meet the definition of an asset, are recognised in profit or loss at the moment they are incurred. In addition, expenditures on development related to mineral resources are not recognised as exploration and evaluation assets.

The following expenditures are not recognised as exploration and evaluation assets:
a) those incurred prior to the inception of exploration for and evaluation of mineral resources, i.e. prior to acquiring the right to explore in a specific area, and
b) those incurred after demonstration of the technical feasibility and commercial viability of extracting mineral resources.

Upon initial recognition, exploration and evaluation assets are measured at the amount of the costs incurred. At the balance sheet date these assets are depreciated and subject to impairment losses.

Impairment tests are carried out in accordance with the principles set forth in the section "Impairment losses on non-financial assets", while the facts and circumstances used to determine whether there has been an impairment loss are applied in accordance with IFRS 6. Such tests are required at the moment that the technical feasibility and commercial viability of extracting mineral resources is demonstrated, i.e. prior to re-classification of these assets to another group, and also when facts and circumstances indicate that the carrying amount of exploration and evaluation assets may exceed their recoverable amount. When testing for impairment, specific exploration and evaluation assets are tested separately, or, if this is not possible, they are allocated to cash-generating units, such as the entity financing the exploration for and evaluation of mineral resources.

As at the balance sheet date, the Company did not recognise any exploration and evaluation assets.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.25 Management of capital

The management of capital in KGHM Polska Miedź S.A. is aimed at maintaining the capacity to continue operations, including the realisation of planned investments, in a manner allowing the Company to generate returns for its shareholders and bring benefits to other stakeholders.

In accordance with market practice, the effective use of capital is monitored, among others, based on:
1. The equity ratio, calculated as the relation of net tangible assets (equity less intangible assets) to total assets, and
2. The ratio showing the relationship of borrowings to EBITDA. EBITDA is operating profit plus depreciation/amortisation.

2.2.26 Earnings per share

Earnings per share for each period are calculated by dividing the profit for the given period by an average weighted number of shares in that period.

2.2.27 Cash flow statement

Cash flows from operating activities are presented using the indirect method.

(amounts in tables in thousands zlotys, unless otherwise stated)

3. Important estimates and assumptions

3.1 Classification and measurement of financial instruments

In accordance with the guidelines of IAS 39 relating to the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated.

Should the Company fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

3.2 Estimation of provisions

1. Provisions for future employee benefits – retirement or disability benefits, jubilee bonuses and post-employment coal equivalent payments are estimated using actuarial methods. A change in the financial factors being the basis for estimation, i.e.

- an increase in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 3 573 thousand,
- a decrease in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 241 712 thousand,
- an increase in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 167 076 thousand,
- a decrease in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 3 605 thousand.

2. Provisions for decommissioning costs of mines and other facilities.

These provisions represent the equivalent of the estimated future decommissioning costs of mines and other facilities, discounted to present value. Revaluation of these provisions at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by Main Statistical Office (GUS),
b) the real discount rate calculated based on the nominal percentage rate and on the rate of inflation (a quotient of the nominal rate and inflation), where:
- the nominal percentage rate is based on 3M WIBOR published by the Reuters news service on the last day of the month in which the provision is measured, plus an average margin applied to bank loans drawn by KGHM Polska Miedź S.A.,
- the rate of inflation is determined for the last 12 months (current to base period), based on the data published by GUS.

If the real discount rate used to estimate the amount of the provisions for decommissioning costs of mines and other facilities decreased by 0.1%, the carrying amount of the provisions for decommissioning costs would be PLN 15 269 thousand higher.

3. Other non-current provisions – they are estimated using parameters applied to measurement of provisions for employee benefits.

3.3 Deferred tax assets/liabilities

The deferred tax assets/liabilities are measured using the tax rates which are expected to apply at the moment when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted at the balance sheet date.

The probability of realising deferred tax assets is considered certain.

3.4 Presentation

The Company recognises income and costs related to financial investments under other operating activities in the income statement on the grounds that these activities (in particular investments in the telecom sector) are connected with the operating activities of KGHM Polska Miedź S.A. Detailed principles of recognition of income and costs have been described in Note 2 point 2.2.18 and 2.2.19.

(amounts in tables in thousands zlotys, unless otherwise stated)

4. Property, plant and equipment

	At	
	31 December 2007	**31 December 2006**
Land	14 307	10 875
Buildings and constructions	2 248 789	2 144 938
Technical equipment and machinery	1 909 889	1 618 874
Motor vehicles	33 432	30 722
Other fixed assets	15 541	15 532
Assets under construction	610 672	557 360
Total	**4 832 630**	**4 378 301**

(amounts in tables in thousands zlotys, unless otherwise stated)

4. Property, plant and equipment (continuation)

Changes in property, plant and equipment in the period from 1 January 2006 to 31 December 2007

	Note	Land	Buildings and constructions	Technical equipment and machinery	Motor vehicles	Other fixed assets	Assets under construction	Total
At 1 January 2006								
Gross carrying amount		10 100	5 114 331	4 313 291	121 966	56 359	627 346	10 243 393
Accumulated depreciation		-	(3 305 161)	(2 829 871)	(89 343)	(40 594)	-	(6 264 969)
Impairment losses		-	(3 242)	(257)	-	-	-	(3 499)
Net carrying amount		**10 100**	**1 805 928**	**1 483 163**	**32 623**	**15 765**	**627 346**	**3 974 925**
Changes in the 2006								
Settlement of assets under construction		775	381 086	384 514	5 042	3 374	(774 791)	-
Settlement of assets under construction - other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(3 485)	(3 485)
Direct purchases		-	-	-	-	-	706 066	706 066
Disposal		-	(1 140)	(644)	(1 177)	-	-	(2 961)
Scrapping, decommissioning or write-off		-	(8 425)	(147 447)	(3 043)	(1 565)	-	(160 480)
Donations and no-cost acquisitions		-	486	-	-	-	-	486
Donations and no-cost transfers			(1 685)	(513)	(436)	-	-	(2 634)
Other changes		-	(130)	359	(453)	(10)	2 224	1 990
Change in amount of provisions for costs of decommissioning	19	-	79 219	-	-	-	-	79 219
Transfer between groups		-	(7 286)	7 315	-	(29)	-	-
Depreciation	21	-	(117 599)	(243 609)	(6 514)	(3 603)	-	(371 325)
Decrease in accumulated depreciation due to scrapping, sale and other		-	11 242	135 736	4 680	1 600	-	153 258
Reversal of impairment losses		-	919	-	-	-	-	919
Utilisation of impairment losses		-	2 323	-	-	-	-	2 323
At 31 December 2006								
Gross carrying amount		10 875	5 556 456	4 556 875	121 899	58 129	557 360	10 861 594
Accumulated depreciation		-	(3 411 518)	(2 937 744)	(91 177)	(42 597)	-	(6 483 036)
Impairment losses		-	-	(257)	-	-	-	(257)
Net carrying amount		**10 875**	**2 144 938**	**1 618 874**	**30 722**	**15 532**	**557 360**	**4 378 301**
Changes in 2007								
Settlement of assets under construction		3 432	163 459	576 715	9 759	3 948	(757 313)	-
Settlement of assets under construction - other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(4 508)	(4 508)
Direct purchases		-	-	-	-	-	812 492	812 492
Disposal		-	(122)	(9 344)	(2 046)	(52)	-	(11 564)
Scrapping/ Decommissioning or write-off		-	(14 992)	(160 929)	(3 195)	(1 184)	-	(180 300)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	(3 496)	-	-	-	-	(3 496)
Donations and no-cost acquisitions		-	-	-	-	4	-	4
Donations and no-cost transfers		-	-	-	(176)	-	-	(176)
Other changes		-	6 859	(781)	123	(220)	2 641	8 622
Change in amount of provisions for costs of decommissioning	19	-	64 850	-	-	-	-	64 850
Transfer between groups		-	1 247	(1 247)	-	-	-	-
Depreciation	21	-	(125 222)	(272 768)	(6 897)	(3 929)	-	(408 816)
Decrease in accumulated depreciation due to scrapping, sale and other		-	11 268	162 247	5 142	1 442	-	180 099
Impairment losses		-	-	(2 878)	-	-	-	(2 878)
At 31 December 2007								
Gross carrying amount		14 307	5 774 261	4 961 289	126 364	60 625	610 672	11 547 518
Accumulated depreciation		-	(3 525 472)	(3 048 265)	(92 932)	(45 084)	-	(6 711 753)
Impairment losses		-	-	(3 135)	-	-	-	(3 135)
Net carrying amount		**14 307**	**2 248 789**	**1 909 889**	**33 432**	**15 541**	**610 672**	**4 832 630**

In the first half of 2007, a reclassification was made of fixed assets from tangible fixed assets to the held for sale. Sale transaction was realised in the second half of 2007. The Company disposed off gas transmission network with a value of PLN 3 496 thousand and accumulated depreciation of PLN 3 242 thousand.
At 31 December 2006 items of property, plant and equipment with a gross value of PLN 14 272 thousand and with depreciation of PLN 7 744 thousand were in use based on a financial lease agreement. During 2007 an item of property, plant and equipment was purchased and classified as own property, plant and equipment.
At 31 December 2007 KGHM Polska Miedź S.A. did not possess property, plant and equipment in use based on a financial lease agreement.

(amounts in tables in thousands zlotys, unless otherwise stated)

4. Property, plant and equipment (continuation)

KGHM Polska Miedź S.A. as a lessor leased out the following property, plant and equipment based on operating lease agreements

	At							
	31 December 2007				31 December 2006			
	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount
Land	1 864	-	-	1 864	1 762	-	-	1 762
Buildings and constructions	78 212	1 851	42 102	36 110	80 674	1 866	43 546	37 128
Technical equipment and machinery	7 187	219	6 080	1 107	5 823	170	4 931	892
Other property, plant and equipment	871	26	811	60	826	25	741	85
Total	**88 134**	**2 096**	**48 993**	**39 141**	**89 085**	**2 061**	**49 218**	**39 867**

Amount of compensation from parties external to the Company, recognised in profit or loss, with respect to property, plant and equipment for which an impairment loss was recognised

	For the period	
	from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Amount of compensation recognised in profit or loss	1 776	134

Information about value of collateral established on tangible assets for payables payment KGHM Polska Miedź S.A. is presented in note 16.1 Loans

(amounts in tables in thousands zlotys, unless otherwise stated)

4. Property, plant and equipment (continuation)

Perpetual usufruct of land

At 31 December 2007 the Divisions of the Company used land based on perpetual usufruct rights comprising a total area of 5 741 hectares.

	Area (in hectares)
Lubin Mine	56
Polkowice-Sieroszowice Mine	119
Rudna Mine	92
Ore Enrichment Plants	61
Głogów Smelter	2 047
Legnica Smelter	236
Cedynia Wire Rod Plant	48
Tailings Plant	3 071
Mine-smelter Emergency Rescue Unit	2
Data Center	3
Head Office	6

The Company received these rights free of charge based on laws in force. The land subject to perpetual usufruct is industrial area related to the core business of the Company, which also includes protective zones in which environmental quality limits have been exceeded due to the activities carried out by the Company.

Due to the nature of the use of the above-mentioned land, the Company has not determined a fair value for these perpetual usufruct rights at 31 December 2007.

In 2007 there was no change in the total area of land used.

Off-balance sheet liabilities of the Company due to the perpetual usufruct of land estimated on the basis of annual fee rates and the useful life of the land subject to this right.

Total value of future minimum fees due to perpetual usufruct of land	**At 31 December 2007**	**At 31 December 2006**
Under one year	5 929	5 584
From one to five years	23 644	26 187
Over five years	343 526	348 048
Total:	**373 099**	**379 819**

	For the period from 1 January 2007 to 31 December 2007	**For the period from 1 January 2006 to 30 June 2006**
Fees due to perpetual usufruct of land recognised in profit or loss	**5 490**	**5 645**

(amounts in tables in thousands zlotys, unless otherwise stated)

4. Property, plant and equipment (continuation)

Major investment projects recognised at 31 December 2007 under assets under construction

Construction of the SW-4 shaft	153 475
Construction of the Głogów Głęboki – Przemysłowy shaft	115 496
Mining region infrastructural development in Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine	77 701
Pyrometallurgy modernisation in Głogów Mine	32 159
Conformatory work in Rudna Mine, Legnica Smelter, Głogów Smelter	27 128
Conveyor belt and pipeline transport investment in Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine	19 320
Total	**425 279**

Capital commitments at the balance sheet date but not recognised in the balance sheet

	At	
	31 December 2007	**31 December 2006**
For the acquisition of property, plant and equipment	259 830	151 377
For the acquisition of intangible assets	9 393	80
Total capital commitments:	**269 223**	**151 457**

5. Intangible assets

	At	
	31 December 2007	**31 December 2006**
Development costs	1 421	2 642
Software	2 305	2 719
Acquired concessions, patents, licenses	15 015	16 659
Other intangible assets	34 461	35 215
Intangible assets not yet available for use	21 628	18 189
Total	**74 830**	**75 424**

(amounts in tables in thousands zlotys, unless otherwise stated)

5. Intangible assets (continuation)

Changes in intangible assets in the period from 1 January 2006 to 31 December 2007:

	Note	Development costs	Software	Acquired concessions, patents, licenses	Other intangible assets	Intangible assets not yet available for use	Total
At 1 January 2006							
Gross carrying amount		9 469	21 458	36 790	37 102	16 527	121 346
Accumulated amortisation		(5 299)	(17 520)	(19 141)	(1 133)	-	(43 093)
Impairment losses		-	-	-	-	-	-
Net carrying amount		**4 170**	**3 938**	**17 649**	**35 969**	**16 527**	**78 253**
Changes in 2006							
Transfer from intangible assets not yet available for use		135	284	5 193	-	(5 612)	-
Internally-developed		-	-	-	-	195	195
Direct purchases		-	-	-	-	8 582	8 582
Liquidation or write-off		(104)	(298)	(9)	-	-	(411)
Other changes		-	-	-	-	(1 503)	(1 503)
Amortisation	21	(1 663)	(1 503)	(6 182)	(754)	-	(10 102)
Impairment losses		-	-	-	-	-	-
Decrease in accumulated amortisation due to liquidation, sale and other		104	298	8	-	-	410
At 31 December 2006							
Gross carrying amount		9 500	21 444	41 974	37 102	18 189	128 209
Accumulated amortisation		(6 858)	(18 725)	(25 315)	(1 887)	-	(52 785)
Impairment losses		-	-	-	-	-	-
Net carrying amount		**2 642**	**2 719**	**16 659**	**35 215**	**18 189**	**75 424**
Changes in 2007							
Transfer from intangible assets not yet available for use		-	467	5 302	-	(5 769)	-
Direct purchases		-	-	-	-	8 007	8 007
Disposals		-	-	-	-		-
Liquidation or write-off		(737)	(1 239)	(2 568)	(14)	(737)	(5 295)
Other changes		-	-	-	-	2 703	2 703
Amortisation	21	(1 154)	(881)	(6 946)	(754)	-	(9 735)
Impairment losses		(67)	-	-	-	(765)	(832)
Decrease in accumulated amortisation due to liquidation, sale and other		737	1 239	2 568	14	-	4 558
At 31 December 2007							
Gross carrying amount		8 763	20 672	44 708	37 088	22 393	133 624
Accumulated amortisation		(7 275)	(18 367)	(29 693)	(2 627)	-	(57 962)
Impairment losses		(67)	-	-	-	(765)	(832)
Net carrying amount		**1 421**	**2 305**	**15 015**	**34 461**	**21 628**	**74 830**

At 31 December 2007, the most significant item of intangible assets of KGHM Polska Miedź S.A. is the documentation of geological information on the "Głogów Głęboki" deposit, included under other intangible assets, with a carrying amount of PLN 30 029 thousand (at 31 December 2006: PLN 30 676 thousand) and the established mining rights for extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 4 080 thousand (at 31 Decemeber 2006: PLN 4 167 thousand). The remaining amortisation period of both items of intangible assets is 47 years.

The amortisation of intangible assets utilised in the production or in the providing of services was recognised under cost of sales in the income statement (PLN 8 771 thousand). The amortisation of other intangible assets was recognised in administrative expenses (PLN 964 thousand).

(amounts in tables in thousands zlotys, unless otherwise stated)

6. Investments in subsidiaries and associates

	Investments in subsidiaries	Investments in associates
At 1 January 2006		
Gross carrying amount	2 830 465	438 559
Impairment losses	(1 106 640)	-
Net carrying amount at 1 January 2006	**1 723 825**	**438 559**
Changes in 2006		
- Acquisition of shares	2 010	-
- Taking up shares	22 288	-
- Impairment losses	(64 914)	-
At 31 December 2006		
Gross carrying amount	2 854 763	438 559
Impairment losses	(1 171 554)	-
Net carrying amount at 31 December 2006	**1 683 209**	**438 559**

At 1 January 2007		
Gross carrying amount	2 854 763	438 559
Impairment losses	(1 171 554)	-
Net carrying amount at 1 January 2007	**1 683 209**	**438 559**
Changes in 2007		
- Acquisition of shares	19 714	-
- Taking up shares	134 726	-
- Decrease of share capital	(10 051)	-
- Impairment losses	(24 208)	-
At 31 December 2007		
Gross carrying amount	2 999 152	438 559
Impairment losses	(1 195 762)	-
Net carrying amount at 31 December 2007	**1 803 390**	**438 559**

(amounts in tables in thousands zlotys, unless otherwise stated)

6. Investments in subsidiaries and associates (continuation)

**Investments in subsidiaries
as at 31 December 2006**

Entity	Head office	Subject of activities	% of share capital held	% of voting rights held	Indirect share
KGHM CUPRUM Spółka z o.o. – CBR	Wrocław	R&D activities	100	100	-
KGHM Polish Copper Ltd.	London	copper trading	100	100	-
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100	-
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100	-
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100	-
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100	-
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100	-
POL-MIEDŹ-TRANS Sp. z o.o.	Lubin	transportat services	100	100	-
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100	-
KGHM Congo S.P.R.L.	Lubumbashi	ore production services	99.98	99.98	-
KGHM Metraco S.A.	Legnica	trade, agency and representative services	98.96	98.96	-
"Zagłębie" Lubin SSA	Lubin	participation in and organisation of professional sporting events	100	100	-
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	2.06	2.06	63.61
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100	-
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100	-

(amounts in tables in thousands zlotys, unless otherwise stated)

6. Investments in subsidiaries and associates (continuation)

Investments in subsidiaries
as at 31 December 2007

Entity	Head office	Subject of activities	% of share capital held	% of voting rights held	Indirect share
KGHM CUPRUM Spółka z o.o. – CBR	Wrocław	R&D activities	100	100	-
KGHM Polish Copper Ltd.	London	copper trading	100	100	-
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100	-
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100	-
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100	-
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100	-
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100	-
POL-MIEDŹ-TRANS Sp. z o.o.	Lubin	transportat services	100	100	-
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100	-
KGHM Congo S.P.R.L.	Lubumbashi	ore production services	99.98	99.98	-
KGHM Metraco S.A.	Legnica	trade, agency and representative services	100	100	-
"Zagłębie" Lubin SSA	Lubin	participation in and organisation of professional sporting events	100	100	-
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	2.06	2.06	63.61
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100	-
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100	-
KGHM LETIA S.A	Legnica	promotion of innovation	94.95	94.95	-

KGHM Polska Miedź S.A. measures shares in subsidiaries at cost less any impairment losses. In accordance with IAS 36, impairment loss is determined by comparing the carrying amount with the higher of two amounts:
- fair value
- value in use.

During the current period impairment of shares in subsidiaries of PLN 24 208 thousand was recognised in other operating costs. During the comparable period profit was decreased in the amount of PLN 64 914 thousand, of which PLN 65 493 thousand represents an impairment loss recognised in other operating costs, while PLN 579 thousand represents a reversal of impairment which was recognised in other operating income. The most significant item of impairment losses is the impairment of the shares of Dialog S.A.

(amounts in tables in thousands zlotys, unless otherwise stated)

6. Investments in subsidiaries and associates (continuation)

**Investments in associates
as at 31 December 2006**

	MINOVA-KSANTE Spółka z.o.o.	POLKOMTEL S.A.
Head office	Polkowice	Warsaw
% of share capital held	30	19.61
% of voting rights held	30	19.61
Total assets	9 753	7 680 956
Non-current liabilities	-	842 176
Current liabilities	938	2 121 991
Sales	16 296	7 359 014
Profit for the period	2 840	1 121 670

**Investments in associates
as at 31 December 2007**

	MINOVA-KSANTE Spółka z.o.o.	POLKOMTEL S.A.
Head office	Polkowice	Warsaw
% of share capital held	30	19.61
% of voting rights held	30	19.61
Total assets	9 740	8 453 373
Non-current liabilities	-	1 170 048
Current liabilities	634	3 776 386
Sales	16 760	7 799 020
Profit for the period	3 006	1 358 676

Polkomtel S.A., in which KGHM Polska Miedź S.A. holds 19.61% of the shares, is an associated entity. The determination of significant influence is based on the fact that, in accordance with the shareholders agreement and the Statutes of Polkomtel S.A., KGHM Polska Miedź S.A., through its representative on the Supervisory Board, has influence on resolutions related to the operating strategy of Polkomtel S.A., which in turn affects its operating and financial policies

7. Available-for-sale financial assets

	Note	**At 31 December 2007**	**31 December2006**
Shares in unlisted companies	30	22 270	23 338
Share in the AIG investment fund	30	10 665	14 190
Participation units in DWS Polska Płynna Lokata Plus investment fund	30	-	50 336
Non-current available-for-sale financial assets	**30**	**32 935**	**87 864**

(amounts in tables in thousands zlotys, unless otherwise stated)

8. Derivative financial instruments

		At	
	Note	**31 December 2007**	**31 December 2006**
Non-current assets, of which:			
hedging instruments		30 308	16 411
trade instruments		3 087	605
Non-current assets due to derivative financial instruments		**33 395**	**17 016**
Current assets, of which:			
hedging instruments		68 075	95 480
trade instruments		13 369	186 563
Current assets due to derivative financial instruments		**81 444**	**282 043**
Total assets arising from derivative instruments	**30**	**114 839**	**299 059**
Non-current liabilities, of which:			
hedging instruments		-	881
trade instruments		3 087	605
Non-current liabilities due to derivative financial instruments		**3 087**	**1 486**
Current liabilities, of which:			
hedging instruments		964	650 530
trade instruments		13 371	186 563
Current liabilities due to derivative financial instruments		**14 335**	**837 093**
Total liabilities arising from derivative instruments	**30**	**17 422**	**838 579**

Transactions involving derivative financial instruments made on the metals market are settled on the second working day of the month following the month in which the average settlement price was determined. This means that transactions involving derivatives made in December 2007 were settled on 3 January 2008. As at the balance sheet date, these transactions were re-measured to fair value and recognised under trade receivables and other receivables as receivables in respect of unsettled derivatives, or under trade liabilities and other liabilities as liabilities arising from derivative financial instruments. For details, see Note 31.8.

(amounts in tables in thousands zlotys, unless otherwise stated)

8. Derivative financial instruments (continuation)
8. Derivative financial instruments (continuation)

TRADE DERIVATIVES

Type of financial instrument	Volume/ Notional	Avg. weighted price/ex. rate	31 December 2007				31 December 2006			
			Financial assets		Financial liabilities		Financial assets		Financial liabilities	
	Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives – Commodity contracts (metals) - Copper										
Swaps							97 035		(97 035)	
Options										
Purchased call options							85 900			
Written call options									(85 900)	
Purchased put options	60.50	5 200	13 369							
Written put options	60.50	5 200			(13 371)					
Purchased put options	5.50	5 200		3 087						
Written put options	5.50	5 200				(3 087)				
TOTAL:			**13 369**	**3 087**	**(13 371)**	**(3 087)**	**182 935**		**(182 935)**	
Derivatives – Commodity contracts (metals) – Silver										
Swaps										
Options										
Purchased call options										
Written call options										
Purchased put options							3 628	605		
Written put options									(3 628)	(605)
TOTAL:							**3 628**	**605**	**(3 628)**	**(605)**
Derivatives – Currency contracts- PLN/USD										
Forwards										
Options										
Purchased call options										
Written call options										
Purchased put options										
Written put options										
TOTAL:										
Embedded derivative instruments										
Total derivatives held for trading			**13 369**	**3 087**	**(13 371)**	**(3 087)**	**186 563**	**605**	**(186 563)**	**(605)**

(amounts in tables in thousands zlotys, unless otherwise stated)

HEDGING DERIVATIVES							31 December 2007				31 December 2006			
	Volume/ Notional	Avg. weighted price/ ex. rate	Maturity date		Period of profit/loss impact		Financial assets		Financial liabilities		Financial assets		Financial liabilities	
Type of financial instrument	Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	From	Till	From	Till	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives – Commodity contracts - Copper														
Swaps	1.35	6980.18	IV 08	IX 08	V 08	X08			(964)		6 982		(325 634)	
Options														
Purchased put options	137.50	5712.00	I 08	XI 08	II 08	XII 08	63 140				22 538			
Purchased put options	12.50	5712.00	XII 08	XII 08	I 09	I 09		11 951				4 328		
Collar contracts													(294 927)	
Synthetic put											32 677	5 358	(14 554)	(881)
TOTAL:							**63 140**	**11 951**	**(964)**		**62 197**	**9 686**	**(635 115)**	**(881)**
Derivatives – Commodity contracts - Silver														
Swaps														
Options														
Purchased put options	11 000	11.80	I 08	XI 08	II 08	XII 08	4 935				907			
Purchased put options	10 600	11.98	XII 08	XII 09	I 09	I 10		18 357				6 725		
Collar contracts											1		(15 409)	
TOTAL:							**4 935**	**18 357**			**908**	**6 725**	**(15 409)**	
Derivatives – Currency contracts - PLN/USD														
Forwards											13 047			
Options														
Collar contracts											19 328		(6)	
TOTAL:											**32 375**		**(6)**	
TOTAL hedging derivatives							68 075	30 308	(964)		95 480	16 411	(650 530)	(881)

1) The weighted average hedge contract prices/ exchange rates are aggregate amounts presented for informational purposes only. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlement amounts may generate different results when the average weighted exercise price/ exchange rate is assumed and different results when the calculation is based on actual exercise prices/ exchange rates of options entered into by the Company.

(amounts in tables in thousands zlotys, unless otherwise stated)

9. Trade and other receivables

	Note	At 31 December 2007	At 31 December 2006
Non-current trade and other receivables			
Additional payment to capital		9 000	44 512
Other financial receivables		1 480	1 604
Impairment allowances		-	-
Total loans and financial receivables, net:	30	**10 480**	**46 116**
Other non-financial receivables		44	60
Prepayments, of which:		488	558
- perpetual usufruct treated as operating lease		422	446
Impairment allowances		-	-
Total non-financial receivables, net		**532**	**618**
Non-current trade and other receivables, net:		**11 012**	**46 734**
Current trade and other receivables			
Trade receivables		557 875	1 077 842
Receivables due to unsettled derivative instruments		8 877	-
Loans granted		1 218	9 693
Additional payment to capital		44 512	600
Other financial receivables		47 377	31 302
Impairment allowances	**31.3.6**	(20 839)	(38 798)
Total loans and financial receivables, net	**30**	**639 020**	**1 080 639**
Other non-financial receivables, including:		184 462	148 694
- taxes, social security and other charge		178 752	145 286
Prepayments		2 351	2 257
Impairment allowances		(53 554)	(11 007)
Total non-financial receivables, net		**133 259**	**139 944**
Current trade and other receivables, net:		**772 279**	**1 220 583**
Total non-current and current trade and other receivables, net		**783 291**	**1 267 317**

Impairment allowances on non-financial receivables

	For the period from 01.01 to 31.12.2007	For the period from 01.01 to 31.12.2006
Impairment allowances at the beginning of the period	**11 007**	**31 611**
Impairment allowances recognised in profit/loss for the period	42 556	527
Impairment allowances reversed through profit or loss for the period	-	(4 525)
Impairment allowances charged to costs of legal proceedings	1	-
Impairment allowances utilised during the period	(1)	(16 604)
Reversal of impairment allowances charged to the costs of legal proceedings	(9)	(2)
Impairment allowances at the end of the period	**53 554**	**11 007**

During the current reporting period, an impairment allowance was created for receivables from local councils (gminas) relating to payment of tax concerning underground mines in the amount of PLN 42 475 thousand. The Company is in the course of appeal proceedings concerning property tax on mines.

The change of allowances for impairment of loans and receivables is presented in note 31.3.6 Credit risk.

(amounts in tables in thousands zlotys, unless otherwise stated)

10. Inventories

	At	
	31 December 2007	**31 December 2006**
Materials	127 676	145 535
Semi-finished products and work in progress	1 148 588	1 199 281
Finished products	327 223	293 187
Goods for resale	-	268
Total carrying amount of inventories	**1 603 487**	**1 638 271**

	For the period	
Write-down of inventories in the financial period	**from 1 January 2007 to 31 December 2007**	**from 1 January 2006 to 31 December 2006**
Write-down of inventories recognised in cost of sales	1 388	754
Reversal of write-down recognised in cost of sales	(602)	(387)

Reversal of the write-down amounting to PLN 565 thousand was made due to the sale of finished products subject to revaluation at pre-revaluation prices. Reversal of the write-down amounting PLN 37 thousands relates to the balance sheet valuation of materials from precious metals, which includes their quotations on metal exchange and the NBP rate.

11. Cash and cash equivalents

	At	
	31 December 2007	**31 December 2006**
Cash in hand	58	71
Cash at bank	1 570	297
Other financial assets with a maturity of up to 3 months from the date of acquisition	2 533 367	2 093 068
Total cash and cash equivalents	**2 534 995**	**2 093 436**
Restricted cash and cash equivalents	2 597	-

Other financial assets with a maturity of up to 3 months from the date of acquisition include deposits in the amount of PLN 2 451 985 thousand (as at 31 December 2006: PLN 2 091 251 thousand), debt securities in the amount of PLN 78 874 thousand (as at 31 December 2006 there were none) and interest accrued on financial assets in the amount of PLN 2 508 thousand (as at 31 December 2006: PLN 1 817 thousand).

Components of cash and cash equivalents presented in the cash flow statement are the same as those presented in the balance sheet.

(amounts in tables in thousands zlotys, unless otherwise stated)

12. Share capital

	Registered share capital	Share capital revaluation due to hyperinflation	Total
At 1 January 2006	2 000 000	5 413 573	**7 413 573**
At 31 December 2006	2 000 000	5 413 573	**7 413 573**
At 1 January 2007	2 000 000	5 413 573	**7 413 573**
Transfer of share capital revaluation [due to hyperinflation] to reserve capital (recognised under Retained earnings - see Note 14)	-	(5 413 573)	(5 413 573)
At 31 December 2007	2 000 000	-	**2 000 000**

On 18 October 2007, the Extraordinary General Shareholders' Meeting resolved to decrease the Company's share capital, reported in the separate financial statements prepared as at the date of implementation of International Financial Reporting Standards and as at the date of the preparation of the first half-year financial statements according to IFRS, i.e. 30 June 2007, which after hyperinflationary revaluation amounted to PLN 7 413 573 thousand by PLN 5 413 573 thousand and transfer this amount to the reserve capital.

As at 31 December 2007, the Company's registered share capital amounted to PLN 2 000 000 thousand and was divided into 200 000 000 shares ("A" series), fully paid, with a nominal value of PLN 10 each. All shares are bearer shares. The Company did not issue preference shares.
Each share gives right to one vote at the General Shareholders' Meeting of the Company. The Company does not have treasury shares. Subsidiaries and associated companies do not own shares in KGHM Polska Miedź S.A. During the years ended 31 December 2007 and 31 December 2006 there were no changes in the share capital registered or in the number of shares.

Ownership structure
At 31 December 2007, the only shareholder with shares representing at least 5% of the share capital and giving right to the same number of votes at the General Shareholders' Meeting of the Company, based on information dated 16 May 2007, was the State Treasury, which held 83 589 900 shares, with a total nominal value of PLN 835 899 000, which accounts for 41.79% of the Company's share capital.

Other shareholders (including Deutsche Bank Trust Company Americas, deposit bank in a depositary receipt program) held shares in the amount below 5% of the share capital i.e. total of 116 410 100 shares with a total nominal value of PLN 1 164 101 000, which account for 58.21% of the Company's share capital and give the same number of votes at the General Shareholders' Meeting.

Changes in significant blocks of shares
The State Treasury reduced in 2007 its interest in the share capital of the Company as a result of the transfer of ownership, on 15 May 2007, of 5 000 000 shares in KGHM Polska Miedź S.A. to Kompania Węglowa S.A. The above block of shares represents 2.5% of the share capital and of the total number of votes.

(amounts in tables in thousands zlotys, unless otherwise stated)

13. Other reserves

	Note	Revaluation reserve on available-for-sale financial assets	Revaluation reserve on cash flow hedging financial instruments	Total other reserves
At 1 January 2006		**14 045**	**(810 754)**	**(796 709)**
Fair value gains on available-for-sale financial assets		5 112	-	5 112
Impact of effective cash flow hedging transactions entered into	31	-	(1 863 844)	(1 863 844)
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(12 182)	-	(12 182)
Amount transferred to profit or loss due to the settlement of hedging instruments	31	-	2 331 029	2 331 029
Deferred tax	17	1 344	(96 276)	(94 932)
Total income/(expenses) recognised directly in equity		**(5 726)**	**370 909**	**365 183**
At 31 December 2006		**8 319**	**(439 845)**	**(431 526)**
At 1 January 2007		**8 319**	**(439 845)**	**(431 526)**
Fair value gains on available-for-sale financial assets		14 197	-	14 197
Increase from reversal of impairment losses		-	-	-
Impact of effective cash flow hedging transactions	31	-	131 890	131 890
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(19 894)	-	(19 894)
Amount transferred to profit or loss due to the settlement of hedging instruments	31	-	435 533	435 533
Deferred tax	17	1 082	(117 499)	(116 417)
Total income/(expenses) recognised directly in equity		**(4 615)**	**449 924**	**445 309**
At 31 December 2007		**3 704**	**10 079**	**13 783**

The revaluation reserve presented in other reserves, set in the amount of the fair value of hedging instruments in the effective portion of the hedge and the re-measurement to fair value of available-for-sale financial assets, is not subject to distribution.

(amounts in tables in thousands zlotys, unless otherwise stated)

14. Retained earnings

	Reserve capital created in accordance with the Code of Commercial Companies, sec. 396	Reserve capital created from profit in accordance with the Statutes	Profit/(loss) from prior years	Retained earnings, total
At 1 January 2006	**660 000**	**1 105 605**	**(2 236 826)**	**(471 221)**
Profit for the period	-	-	3 604 988	3 604 988
Total recognised income/(expenses)	-	**239 356**	**(2 239 356)**	**(2 000 000)**
- transfer to reserve capital	-	239 356	(239 356)	-
- dividends	-	-	(2 000 000)	(2 000 000)
At 31 December 2006	**660 000**	**1 344 961**	**(871 194)**	**1 133 767**
At 1 January 2007	**660 000**	**1 344 961**	**(871 194)**	**1 133 767**
Profit for the period	-	-	3 798 826	3 798 826
Total recognised income/(expenses)	-	**5 414 703**	**(3 395 130)**	**2 019 573**
- transfer of share capital revaluation to reserve capital	-	5 413 573	-	**5 413 573**
- transfer to reserve capital	-	1 130	(1 130)	-
- dividends	-	-	(3 394 000)	(3 394 000)
At 31 December 2007	**660 000**	**6 759 664**	**(467 498)**	**6 952 166**

Based on the Code of Commercial Companies , the Company is required to create reserve capital against any potential (future) or existing losses, to which no less than 8 percent of a given financial year's profit is transferred until the reserve capital has been built up to no less than one-third of the registered share capital. The reserve capital created in this manner may not be employed otherwise than in covering the loss reported in the financial statements. At 31 December 2007 this statutory reserve capital in the Company amounts to PLN 660 000 thousand, and is recognised in equity under retained earnings.

(amounts in tables in thousands zlotys, unless otherwise stated)

15. Trade and other payables

	Note	At 31 December 2007	At 31 December 2006
Non-current trade and other payables			
Trade payables		4 698	4 635
Total non-current financial liabilities	30	**4 698**	**4 635**
Deferred income		1 607	1 887
Total non-current non-financial liabilities		**1 607**	**1 887**
Total non-current trade and other payables		**6 305**	**6 522**
Current trade and other payables			
Trade payables		560 957	573 405
Payables due to unsettled derivative financial instruments		3 304	209 415
Other financial liabilities		249 150	121 282
Total current financial liabilities	30	**813 411**	**904 102**
Liabilities due to taxes and social security		261 633	180 451
Other non-financial liabilities		76 234	66 064
Special funds		12 211	9 867
Deferred income		22 616	21 467
Accruals		280 843	275 696
Total current non-financial liabilities		**653 537**	**553 545**
Total current trade and other payables		**1 466 948**	**1 457 647**
Total non-current and current trade and other payables		**1 473 253**	**1 464 169**

Accruals include PLN 243 709 thousand of accrued annual bonus, which will be paid according to the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A.

(amounts in tables in thousands zlotys, unless otherwise stated)

16. Borrowings and finance lease liabilities

	Note	At 31 December 2007	At 31 December 2006
Non-current loans and finance lease liabilities			
Loans	30	7 000	13 000
Finance lease liabilities	30	13 319	16 552
Total non-current loans and finance lease liabilities		**20 319**	**29 552**
Current loans and finance lease liabilities			
Loans	30	6 022	6 006
Finance lease liabilities	30	2 590	4 802
Total current loans and finance lease liabilities		**8 612**	**10 808**
Total loans and finance lease liabilities	30	**28 931**	**40 360**

16.1 Loans

Loans as at 31 December 2007

Loan currency	Interest	The value of the loan at balance sheet date	Of which payable in: 2008 (current)	2009	2010
PLN	Fixed	13 022	6 022	4 000	3 000

Loans as at 31 December 2006

Loan currency	Interest	The value of the loan at balance sheet date	Of which payable in: 2007 (current)	2008	2009	2010
PLN	Fixed	19 006	6 006	6 000	4 000	3 000

As at 31 December 2007 the Company had a loan from the Regional Fund for Environmental Protection and Water Management in the amount of PLN 13 022 thousand, including PLN 2 003 thousand payable by 16 December 2008 and PLN 11 019 thousand payable by 16 September 2010. Interest rate on the above loans is 4%.
One of the collaterals established for the loan is registered pledge on gas dedusting installations for anode furnaces. The carrying amount of the collateralised loan as at 31 December 2007 amounts to PLN 2 003 thousand. The carrying amount of the asset which represents collateral for this loan amounts to PLN 16 811 thousand. The repayment of the remaining part of the loan is guaranteed with a blank promissory note and Borrower's statement on submission to the enforcement regime under loan agreement.

According to the agreements signed with the banks, total overdraft facility as at 31 December 2007 amounted to USD 10 000 thousand. In the current period the Company did not utilise the overdraft facility.

(amounts in tables in thousands zlotys, unless otherwise stated)

16. Borrowings and finance lease liabilities (continuation)

16.2 Finance lease liabilities

As at 31 December 2007, the carrying amount of the Company's finance lease liabilities amounted to PLN 15 909 thousand.

The commitment results from an agreement with the State Treasury. Based on this agreement the State Treasury is providing an access to geological information for a fee. This information was acquired with the purpose to prepare a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. This license was granted in November 2004. Payments to the State Treasury are being made in 10 equal instalments, payable on 30 June of each year. The last instalment will be settled on 30 June 2014. Those non interest-bearing liabilities were recognised in the books of the Company at a discounted amount. As the payments are in EUR, the liability is exposed to currency risk due to changes in foreign exchange rates at the date of payment. The carrying amount of the liabilities resulting from this agreement is PLN 15 909 thousand (EUR 4 441 thousand), while the carrying amount of the related intangible assets at the balance sheet date amounts to PLN 30 029 thousand.

Finance lease liabilities as at 31 December 2007

	2008 (current)	2009	2010	2011-2012	2013 and beyond	Total
Nominal value of minimum lease payments	**2 651**	**2 651**	**2 651**	**5 301**	**5 301**	**18 555**
Future finance costs due to finance leases	61	172	281	869	1 263	2 646
Present value of minimum lease payments	**2 590**	**2 479**	**2 370**	**4 432**	**4 038**	**15 909**

Finance lease liabilities as at 31 December 2006

	2007 (current)	2008	2009	2010-2011	2012 and beyond	Total
Nominal value of minimum lease payments	**4 856**	**2 835**	**2 835**	**5 670**	**8 505**	**24 701**
Future finance costs due to finance leases	54	169	276	855	1 993	3 347
Present value of minimum lease payments	**4 802**	**2 666**	**2 559**	**4 815**	**6 512**	**21 354**

(amounts in tables in thousands zlotys, unless otherwise stated)

17. Deferred tax - changes

	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Net deferred tax asset at the beginning of the period, of which:		289 997	370 665
Deferred tax assets at the beginning of the period		640 783	686 358
Deferred tax liabilities at the beginning of the period		350 786	315 693
Charged to profit or loss	26	(299 299)	(286 817)
Credited to profit or loss	26	286 500	301 081
Decrease in equity	13	(283 557)	(846 692)
Increase in equity	13	167 140	751 760
Net deferred tax asset at the end of the period, of which:		160 781	289 997
Deferred tax assets at the end of the period		509 119	640 783
Deferred tax liabilities at the end of the period		348 338	350 786

(amounts in tables in thousands zlotys, unless otherwise stated)

17. Deferred tax – changes (continuation)

Deferred tax assets prior to offsetting

	At 1 January 2006 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) in equity due to change in the balance of temporary differences	At 31 December 2006 based on the rate of 19%
Exchange rate differences	25 272	(8 465)	-	16 807
Interest	25	(17)	-	8
Allowances for impairment of receivables	7 705	75	-	7 780
Short-term accruals for wages	33 528	15 095	-	48 623
Employee benefits (holidays)	3 144	618	-	3 762
Provision for decommissioning of mines and other facilities	71 917	15 275	-	87 192
Measurement of forward transactions	65 180	49 201	-	114 381
Re-measurement of hedging instruments	234 985	(12 841)	(96 339)	125 805
Depreciation differences	19 096	(8 330)	-	10 766
Liabilities due to future employee benefits	155 233	9 517	-	164 750
Unpaid wages with surcharges	38 904	5 246		44 150
Other	31 369	(14 610)	-	16 759
Total	**686 358**	**50 764**	**(96 339)**	**640 783**

	At 1 January 2007 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) in equity due to change in the balance of temporary differences	At 31 December 2007 based on the rate of 19%
Exchange rate differences	16 807	(13 106)	-	3 701
Interest	8	(2)	-	6
Allowances for impairment of receivables	7 780	6 564	-	14 344
Short-term accruals for wages	48 623	5 061	-	53 684
Employee benefits (holidays)	3 762	(748)	-	3 014
Provision for decommissioning of mines and other facilities	87 192	17 372	-	104 564
Measurement of forward	114 381	(52 998)	-	61 383
Re-measurement of hedging instruments	125 805	1 512	(117 500)	9 817
Depreciation differences	10 766	96	-	10 862
Liabilities due to future employee benefits	164 750	9 915	-	174 665
Unpaid wages with surcharges	44 150	7 665	-	51 815
Other	16 759	4 505	-	21 264
Total	**640 783**	**(14 164)**	**(117 500)**	**509 119**

(amounts in tables in thousands zlotys, unless otherwise stated)

17. Deferred tax – changes (continuation)

Deferred tax liabilities prior to offsetting

	At 1 January 2006 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 31 December 2006 based on the rate of 19%
Exchange rate differences	5 141	4 006	-	9 147
Interest	366	416	-	782
Measurement of forward transactions	50 580	(4 135)	-	46 445
Re-measurement of hedging instruments	664	(664)	-	-
Depreciation differences	253 721	36 171	-	289 892
Other	5 221	706	(1 407)	4 520
Total	**315 693**	**36 500**	**(1 407)**	**350 786**

	At 1 January 2007 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 31 December 2007 based on the rate of 19%
Exchange rate differences	9 147	(7 502)	-	1 645
Interest	782	2 222	-	3 004
Measurement of forward transactions	46 445	(36 889)	-	9 556
Depreciation differences	289 892	31 442	-	321 334
Other	4 520	9 362	(1 083)	12 799
Total	**350 786**	**(1 365)**	**(1 083)**	**348 338**

(amounts in tables in thousands zlotys, unless otherwise stated)

18. Employee benefits

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent
Present value of obligations - at 1 January 2006	**831 353**	**219 227**	**159 671**	**452 455**
Interest costs	39 778	10 444	7 679	21 655
Current service cost	30 583	12 354	8 672	9 557
Benefits paid	(66 454)	(27 985)	(16 727)	(21 742)
Actuarial gains	44 496	23 372	12 906	8 218
Present value of obligations - at 31 December 2006	**879 756**	**237 412**	**172 201**	**470 143**
Past service cost unrecognised at the balance sheet date	(12 647)	-	(12 647)	-
Carrying amount of liabilities - at 31 December 2006	**867 109**	**237 412**	**159 554**	**470 143**
of which:				
Carrying amount of non-current liabilities	**803 875**	212 308	145 981	445 586
Carrying amount of current liabilities	**63 234**	25 104	13 573	24 557

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent
Present value of obligations - at 1 January 2007	**879 756**	**237 412**	**172 201**	**470 143**
Interest costs	41 242	11 091	8 144	22 007
Current service cost	32 872	13 650	9 434	9 788
Benefits paid	(70 297)	(30 186)	(16 713)	(23 398)
Actuarial gains	46 683	11 241	6 905	28 537
Present value of obligations - at 31 December 2007	**930 256**	**243 208**	**179 971**	**507 077**
Past service cost unrecognised at the balance sheet date	(10 961)	-	(10 961)	-
Carrying amount of liabilities - at 31 December 2007	**919 295**	**243 208**	**169 010**	**507 077**
of which:				
Carrying amount of non-current liabilities	**853 096**	216 515	153 330	483 251
Carrying amount of current liabilities	**66 199**	26 693	15 680	23 826

At	Present value of employee benefits
31 December 2007	919 295
31 December 2006	867 109
31 December 2005	831 352
31 December 2004	727 011

(amounts in tables in thousands zlotys, unless otherwise stated)

18. Employee benefits (continuation)

Total costs recognised in the income statement due to future employee benefits

Total costs recognised in the income statement	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Current service cost	32 872	30 583
Interest costs	41 242	39 778
Actuarial gains	46 683	44 496
Past service cost	1 686	1 687
	122 483	**116 544**

The change in actuarial gains/losses is caused by a change in assumptions relating to the increase in the discount rate, increases in coal prices and increases in wages.

For purposes of re-measuring the provision at the end of the current period, the Company assumed parameters based on available forecasts of inflation, an analysis of increases in coal prices and in the lowest wage, and also based on the anticipated profitability of highly-liquid securities.

Main actuarial assumptions:	2008	2009	2010	2011 and beyond
- discount rate	5.50%	5.60%	5.20%	5.20%
- rate of increase in coal prices	6.50%	3.00%	3.00%	3.00%
- rate of increase in the lowest wage	0.00%	4.00%	4.00%	4.00%
- expected inflation	2.70%	3.00%	3.00%	3.00%
- future expected increase in wages	6.00%	4.00%	4.00%	4.00%

(amounts in tables in thousands zlotys, unless otherwise stated)

19. Provisions for other liabilities and charges

	Note	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2006		**526 713**	**378 760**	**6 958**	**20 348**	**120 647**
Provisions recognised		15 037	-	733	9 380	4 924
Changes arising from changes in provisions after updating of estimates		73 573	73 956	-	-	(383)
Changes in provisions arising from approach of execution date of liabilities (unwinding of the discount effect)	25	20 323	19 708	-	-	615
Utilisation of provisions		(58 763)	(3 337)	(2 334)	(11 930)	(41 162)
Release of provisions		(11 383)	-	(70)	(2 413)	(8 900)
Transfer to Mine Closure Fund		(9 833)	(9 833)		-	-
Other		(31 107)	-	-	(13)	(31 094)
Provisions at 31 December 2006		**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
of which:				-		
Non-current provisions		**479 911**	**452 324**		-	**27 587**
Current provisions		**44 649**	**6 930**	**5 287**	**15 372**	**17 060**

	Note	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007		**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
Provisions recognised		27 117	-	-	352	26 765
Changes arising from changes in provisions after updating of estimates		81 382	82 847	-	-	(1 465)
Changes in provisions arising from approach of execution date of liabilities (unwinding of the discount effect)	25	26 302	24 922	226	-	1 154
Utilisation of provisions		(13 615)	(3 839)	(142)	(149)	(9 485)
Release of provisions		(1 234)	(226)	(561)	(356)	(91)
Transfer to Mine Closure Fund		(12 647)	(12 647)	-	-	-
Provisions at 31 December 2007		**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
of which:						
Non-current provisions		**556 589**	**527 623**	**4 272**	-	**24 694**
Current provisions		**75 276**	**22 688**	**538**	**15 219**	**36 831**

The most significant item of provisions for other liabilities is the **provision for the costs of future decommissioning (liquidation) of mines and other technological facilities** (with the balance of PLN 550 311 thousand as at 31 December 2007), created in accordance with the methodology defined in the International Financial Reporting Standards.

Decommissioning schedule and estimates of decommissioning costs have been worked on since the beginning of 2001 by the Company's subsidiary, KGHM Cuprum Sp. z o.o. CBR. Revaluations of the basic decommissioning costs originally calculated in 2001 are made periodically based on the changes of price index for the construction-assembly industry, which are published by the Main Statistical Office, taking into account movements in tangible fixed assets. The exception to the above are mine shafts. In 2006, costs of shafts liquidation were revalued due to completion of the document called "Study of the project of liquidation of the P-III and P-IV mine shafts in the Polkowice Wschodnie Region and the project of excavation of deposits located in the safety pillars of those shafts – Stage III. 1. The project of liquidation of the P-III shaft, 2. The project of liquidation of the P-IV shaft" prepared by Cuprum and securing positive opinions for those projects of the Commission for Water, Waste Management and Mine Closure- Related Threats operating by the Main Mine Office – Resolution No. 2/2007 dated 6 September 2007. Detailed information included in technical projects developed for the P-III and P-IV shafts in the Polkowice Wschodnie Region provided the basis for verification of forecasts concerning costs of liquidation of other shafts in KGHM Polska Miedź S.A.
Subsequent revaluations have been made if significant economic events occurred which could have impact on the amount of the provision. The 2007 revaluation related mainly to the decommissioning schedule and was due to adoption by the Ministry of Natural Environment in January 2007 certain additions to the projects relating to ore deposits management at KGHM Polska Miedź S.A., which were underlying mining activities of the Company. These amended projects assume that ore excavation will continue until the year 2040.

(amounts in tables in thousands zlotys, unless otherwise stated)

19. Provisions for other liabilities and charges (continuation)

The largest facility earmarked for decommissioning (restoration), which at the same time accounts for the largest share in the costs of decommissioning of all technological facilities, is the "Żelazny Most" tailings pond, together with the hydro-transportation network and cubage hydro-technical facilities. The "Żelazny Most" tailings pond is a hydro-technical facility created by way of a circumferential embankment of lowered area. At the same time, it serves as the central water management facility. The area and type of this tailings pond requires, in addition to protection- restoration activities carried out on a regular basis in the form of shaping of the slope of the reservoir using biological coat, several stages of site restoration and development. This is also due to the main underlying assumption that the "Żelazny Most" tailings pond will be operational until the last working day of mines and enrichment plants. During the final stage of operating this tailings pond, transfer to the method of centralised waste dump from the currently used circumferential one would be required in order to fill in the reservoir and create the coarse-grained layer for restoration of the inside of the tailings pond. After the "Żelazny Most" tailings pond has ceased being operational, during the course of mine liquidation, the discharge of mine waters will be carried out excepting this tailings pond. According to the current plan, preparatory works for the tailings pond liquidation and its partial restoration will commence in 2025 and will last until 2037. In 2038, the main stage of the tailings pond liquidation will commence and is expected to be completed in 2047. In the meantime, i.e. from the year 2025 to 2040, pipelines and accompanying cubage hydro-technical facilities will be decommissioned and the decommissioning will be carried out by way of dismantling, scrap recovery and utilisation of concrete elements, which, after crumbling, will be used as foundation for hardening. As regards the surface of the "Żelazny Most" tailings pond, application of the non-soil restoration method was adopted as possible and reasonable solution. It is planned that trees will be planted on the whole area of waste storage yard as it is done for protective greenery, after prior preparation of the surface of the tailings pond. It is also assumed that selected types of grass and mixes thereof will be used for land restoration purposes, together with mineral additives to improve the ground, as well as special techniques of cultivation and fertilization. The above site restoration method is comparable to those used in the EU countries. KGHM CUPRUM Sp. z o.o. CBR, in cooperation with the Natural Science University in Wrocław, are currently conducting research work in respect of this issue. The decommissioning project assumes a 10-year monitoring period for the facility.

The Company's method of estimating the required decommissioning provision is based on the prudence concept. The amount of the provision recognised in the balance sheet is the equivalent of the estimated costs of future decommissioning of individual facilities discounted to their present value. The amount of the provision is revalued at the end of each quarter by applying in the discounting model the ratios described in Note 3.3.
The balance of the decommissioning provision is adjusted for the amount transferred to the mine closure fund, which has been created based on article 26c of the act dated 27 July 2001 amending the act - Geological and Mining Law, Journal of Laws No. 110, item 1190, and calculated in accordance with principles set forth in the Decree of the Minister of Economy dated 24 June 2002 concerning detailed principles for creation and functioning of mine closure funds, i.e. 3% of the amount of depreciation of mines' fixed assets for each year. Cash transfers made to the Mine Closure Fund are invested by the Company in secure short-term securities or short-term deposits. Income from these investments increases the Fund's balance and the Company does not charge any fee for this cash management. Due to restrictions imposed by the Geological and Mining Law, which states that the Fund's assets may only be utilised for mine closure purposes, the Company has limited control over the Fund's assets. Given the above, the Fund's assets and liabilities are presented in the Company's financial statements on a net basis.

It is expected that decommissioning costs will be incurred by the year 2047. The provision was estimated based on the currently used technology for decommissioning of mining facilities and using the current prices and the discount rate of 2.6%.

Facilities with the highest share in the provision for decommissioning costs of mines and other facilities

Division	Facility	Provision at 31 December 2006	Provision at 31 December 2007
ZH	"Żelazny Most" tailings pond	61 111	90 692
ZWR	ZWR Rudna Ore Enrichment Plant	36 566	50 239
ZH	Other waste storage areas	38 193	43 758
ZWR	ZWR Polkowice Ore Enrichment Plant	28 995	41 517
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	30 629	39 630
ZWR	ZWR Lubin Ore Enrichment Plant	34 103	32 641
ZH	Pipelines and technological facilities	18 793	26 146
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	17 966	23 295
ZGPS	Eastern part of Polkowice Mine (shafts: PIII, PIV)	20 957	20 616
ZGL	R6 - Central (shafts: LI, LII)	20 257	18 262

(amounts in tables in thousands zlotys, unless otherwise stated)

19. Provisions for other liabilities and charges (continuation)

Provisions for disputed issues and court proceedings represent a less significant item of provisions. They are mainly relating to:
- proceedings in a dispute concerning the payment of damages to BOBMARK INTERNATIONAL in the amount of PLN 11 839 thousand,
- asserting copyright in the amount of PLN 2 982 thousand for the use of an invention.

Other provisions relate mainly to:
- Metallurgist's Charter amounting to PLN 16 132 thousand,
- provision for liabilities due to property tax on underground mining facilities in the amount of PLN 18 004 thousand,
- provision for expenditures due to agreements signed with local government bodies amounting to PLN 27 380 thousand.

20. Sales

Net revenues from the sale of products, goods for resale and materials (by type of activity)

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
- copper, precious metals, smelter by-products	12 018 673	11 160 264
- salt	18 347	35 217
- services	54 285	46 706
- other goods	12 206	22 608
- goods for resale	42 560	372 612
- wastes and production materials	33 391	30 658
- other materials	3 651	1 665
Total	**12 183 113**	**11 669 730**

Net revenues from the sale of products, goods for resale and materials (by destination)

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
domestic	**4 602 148**	**3 672 980**
- copper, precious metals, smelter by-products	4 436 554	3 495 318
- salt	18 347	35 217
- services	54 285	46 706
- other goods	12 206	22 608
- goods for resale	43 714	40 808
- wastes and production materials	33 391	30 658
- other materials	3 651	1 665
export	**7 580 965**	**7 996 750**
- copper, precious metals, smelter by-products	7 582 119	7 664 946
- goods for resale and materials	(1 154)	331 804
Total	**12 183 113**	**11 669 730**

(amounts in tables in thousands zlotys, unless otherwise stated)

21. Costs by type

	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Depreciation of property, plant and equipment and amortisation of intangible assets	4,5	418 551	381 427
Employee benefit costs	22	2 344 124	2 164 990
Materials and energy consumption		3 291 929	4 031 332
External services		884 436	923 144
Taxes and charges		268 129	281 580
Advertising costs and representation expenses		37 029	26 228
Property and personal insurance		9 835	11 585
Research and development costs not capitalised in intangible assets		4 982	1 211
Other costs, of which:		**(5 619)**	**19 593**
Impairment of property, plant and equipment and intangible assets	4,5	2 945	-
Write-down of inventories	10	1 388	754
Allowance for impairment of receivables	30.3	60	265
Reversal of impairment of property, plant and equipment	4	-	(919)
Reversal of write-down of inventories	10	(602)	(387)
Reversal of allowance for impairment of receivables	30.3	(14 159)	(6 483)
Other operating costs		4 749	26 363
Total costs by type		**7 253 396**	**7 841 090**
Cost of goods for resale and materials sold (+)		76 848	381 949
Change in inventories of finished goods and work in progress (+/-)		16 416	(635 694)
Cost of manufacturing products for internal use (-)		(43 295)	(56 143)
Total cost of sales, selling and administrative costs		**7 303 365**	**7 531 202**

22. Employee benefit costs

	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Remuneration	1 710 595	1 543 141
Costs of social security and other benefits	581 343	571 759
Costs of future benefits (provisions) due to retirement benefits, jubilee awards and similar employee benefits	52 186	50 090
Employee benefit costs	**2 344 124**	**2 164 990**

(amounts in tables in thousands zlotys, unless otherwise stated)

23. Other operating income

	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Income and gains from financial instruments classified under other operating activities, resulting from:		133 626	100 174
- income from interest on financial instruments	30.3	114 434	82 790
- gains from the disposal of financial instruments	30.3	19 156	17 384
- reversal of allowance for impairment of receivables	30.3	36	-
Other interest		13 215	337
Dividends received		270 363	469 598
Reversal of impairment losses on shares in a subsidiary		-	579
Reversal of allowance for impairment of other non-financial receivables		-	4 525
Government grants and other donations received		2 792	713
Release of unused provisions		6 351	23 648
Write-off of prescribed and forgiven debts		71	141
Surpluses identified in inventories and cash		7 149	3
Penalties and compensation received		6 124	2 554
Capitalised prior year expenditures for the Terrain Information System (SIOT)		2 703	-
Excess payments of property tax		11 210	62
Other operating income/gains		4 433	5 433
Total other operating income		**458 037**	**607 767**

(amounts in tables in thousands zlotys, unless otherwise stated)

24. Other operating costs

	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Costs and losses on financial instruments classified as other operating costs:		478 649	214 504
- losses from the measurement and realisation of derivative instruments	30.3	313 147	150 471
- foreign exchange losses	30.3	165 451	63 778
- allowances for impairment of trade receivables	30.3	51	255
Impairment losses on shares in a subsidiary		24 208	65 493
Allowances for impairment of other non-financial receivables		42 556	527
Losses from the disposal of intangible assets		734	-
Impairment losses on intangible assets not yet available for use	5	765	-
Interest on overdue non-financial liabilities (including State Treasury liabilities)		5 715	11 034
Losses on the sale of property, plant and equipment		15 104	12 823
Donations granted		8 847	7 556
Provisions for:		48 766	21 656
- decommissioning of mines		21 157	5 403
- property tax		10 624	4 925
- other		16 985	11 328
Penalties and compensation paid		2 498	1 928
Non-returnable additional payments to the capital of subsidiaries		13 971	-
Non-culpable shortages in inventories and cash and losses from fortuitous events		1 249	342
Other operating costs/losses		12 689	7 836
Total other operating costs		**655 751**	**343 699**

25. Net finance costs

	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Interest expense:	30.3	1 483	2 246
- on loans		787	1 910
- due to finance leases		696	330
- on other financial liabilities		-	6
Net exchange gains on borrowings	30.3	(1 281)	(18)
Changes in the value of provisions due to unwinding of discount	19	26 302	20 323
- provisions for decommissioning of mines		24 922	19 708
- other		1 380	615
Total net finance costs		**26 504**	**22 551**

(amounts in tables in thousands zlotys, unless otherwise stated)

26. Income tax

Income tax	**Note**	**For the period from 1 January 2007 to 31 December 2007**	**For the period from 1 January 2006 to 31 December 2006**
Current income tax		836 641	790 148
Deferred income tax	17	12 799	(14 264)
Adjustments to current income tax from prior periods		7 264	(827)
Total		**856 704**	**775 057**

	For the period from 1 January 2007 to 31 December 2007	**For the period from 1 January 2006 to 31 December 2006**
Profit before tax	4 655 530	4 380 045
Tax calculated at tax rates in force	884 551	832 209
Not taxable income	(186 798)	(519 589)
Expenses not deductible for tax purposes	151 687	463 264
Adjustments to current income tax from prior periods	7 264	(827)
Income tax expense	**856 704**	**775 057**

The applicable income tax rate was 19% (year 2006: 19%). The effective interest rate was 18.4% (year 2006: 17.7%).

27. Earnings per share

Basic earnings/diluted earnings	**For the period from 1 January 2007 to 31 December 2007**	**For the period from 1 January 2006 to 31 December 2006**
Profit (loss) for the period	3 798 826	3 604 988
Weighted average number of ordinary shares ('000)	200 000	200 000
Basic/diluted earnings per share (PLN/share)	18.99	18.02

There are no dilutive potential ordinary shares.

(amounts in tables in thousands zlotys, unless otherwise stated)

28. Dividend paid and proposed for payment

The dividend for 2005, in the amount of PLN 2 000 000 thousand i.e. PLN 10.00 per share, was paid on 2 August 2006, based on resolution no. 6/2006 of the General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 14 June 2006 .

In accordance with resolution no. 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 on appropriation of profit for the year 2006 and setting of the right to dividend and dividend payment dates, amended by resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of a resolution no. 39/2007 of the Ordinary General Shareholders' Meeting dated 30 May 2007, the amount of profit appropriated for the dividend is PLN 3 394 000 thousand, i.e. PLN 16.97 per share.

The rights to dividend date (record date) was set at 25 June 2007 and the dividend payment dates at 10 July 2007 for the amount of PLN 1 698 000 thousand, i.e. PLN 8.49 per share, and 10 September 2007 for the amount of PLN 1 696 000 thousand, i.e. PLN 8.48 per share.

The amount of PLN 1 698 000 thousand, i.e. PLN 8.49 per share, was paid on 10 July 2007.

Due to a suit submitted by a shareholder regarding invalidity or annulment of resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007, along with a request to safeguard the claim by issuing a court injunction prohibiting the Company from executing the second tranche of the dividend payout in the amount of PLN 1 696 000 thousand, the Regional Court in Legnica Section VI (Economic), by a ruling dated 1 August 2007, agreed to safeguard the claim by prohibiting the defendant from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand, which was scheduled for 10 September 2007. The Company filed an appeal against this ruling. On 6 September 2007 the Court of Appeals in Wrocław dismissed the Company's appeal against the decision issued by the Regional Court in Legnica dated 1 August 2007 regarding prohibition of the payout of the second tranche of the dividend.

On 18 September 2007, the Regional Court in Legnica, Section VI (Economic), passed the verdict, which stated the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.

On 10 October 2007, the Sołtysinski & Szlęzak Office of Legal advisors and Attorneys limited partnership in Warsaw representing the Company, filed an appeal with the Court of Appeals in Wrocław against the verdict of the Regional Court in Legnica dated 18 September 2007, which stated invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.

In the verdict issued on 28 November 2007 the Court of Appeals in Wrocław allowed the Company's appeal and changed the verdict of the Regional Court in Legnica dated 18 September 2007 in such a manner that it dismissed the shareholder's claim regarding invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.

Following the verdict of the Court of Appeals in Wrocław dated 28 November 2007, the Company's Management Board, by way of resolution dated 30 November 2007, set the date for the payment of the second tranche of the dividend for the year 2006 amounting to PLN 1 696 000 thousand, i.e. PLN 8.48 per share, at 12 December 2007.

The amount of PLN 1 696 000 thousand, i.e. PLN 8.48 per share, was paid on 12 December 2007.

On 4 March 2008, the Management Board of KGHM Polska Miedź S.A. resolved to submit a proposal for the General Shareholders' Meeting of KGHM Polska Miedź S.A. to pay out a dividend for 2007 of PLN 1 100 000 thousand, i.e. PLN 5.50 per share.

The above proposal of the Management Board must be evaluated by the Supervisory Board of the Company before it is submitted to the General Shareholders Meeting. A final decision respecting the appropriation of profit of KGHM Polska Miedź S.A. for financial year 2007 will be made by the General Shareholders' Meeting of KGHM Polska Miedź S.A.

All shares of the Company are ordinary shares.

(amounts in tables in thousands zlotys, unless otherwise stated)

29. Cash generated from operating activities

	For the period	
	from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Profit for the period	**3 798 826**	**3 604 988**
Adjustments:		
Income tax from the income statement	856 704	775 057
Depreciation/amortisation	418 551	381 427
Losses on sales of property, plant and equipment and intangible assets	15 838	12 823
Profit on changes in fair value and realisation of held-to-maturity investments	(354)	-
Gains on sales of financial assets	(18 802)	(17 384)
Recognition/reversal of impairment losses	27 918	63 996
Interest and share in profits (dividends)	(269 255)	(473 170)
Exchange (gains)/losses	42 848	(12 470)
Change in provisions	94 640	(31 281)
Change in derivative instruments	(69 512)	(77 775)
Capitalised prior year expenditures for the Terrain Information System	(2 703)	-
Other adjustments	(3 767)	768
Changes in working capital:		
Inventories	34 784	(504 101)
Trade and other receivables	475 696	(527 355)
Trade and other payables	(43 361)	143 835
Cash generated from operating activities	**5 358 051**	**3 339 358**

Proceeds from sales of property, plant and equipment and intangible assets

	For the period	
	from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Net carrying amount of sold property, plant and equipment and intangible assets and costs related to disposal	24 216	16 003
Losses on sales of property, plant and equipment and intangible assets	(15 838)	(12 823)
Change in receivables due to sales	-	25
Capitalised gains from the disposal of property, plant and equipment and intangible assets	-	14
Proceeds from sales of property, plant and equipment and intangible assets	**8 378**	**3 219**

(amounts in tables in thousands zlotys, unless otherwise stated)

30. Financial instruments

30.1 Carrying amount

At 31 December 2007 — Balance sheet items

Classes of financial instruments	Note	Available-for-sale financial assets	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total
Shares	7	22 270							**22 270**
Shares and participation units in investment funds	7	10 665							**10 665**
Trade receivables (net)	9			539 813					**539 813**
Cash and cash equivalents	11			2 534 995					**2 534 995**
Other financial assets (net)	9			109 687					**109 687**
Derivatives - Currency	31								**-**
Derivatives - Commodity contracts (metals)	31		16 456		(16 458)			97 419	**97 417**
Trade payables	15					(565 655)			**(565 655)**
Loans	16					(13 022)			**(13 022)**
Other financial liabilities	15,16					(222 845)	(45 518)		**(268 363)**
		32 935	**16 456**	**3 184 495**	**(16 458)**	**(801 522)**	**(45 518)**	**97 419**	**2 467 807**

At 31 December 2006 — Balance sheet items

Classes of financial instruments	Note	Available-for-sale financial assets	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total
Shares	7	23 338							**23 338**
Shares and participation units in investment funds	7	64 526							**64 526**
Trade receivables (net)	9			1 042 137					**1 042 137**
Cash and cash equivalents	11			2 093 436					**2 093 436**
Other financial assets (net)	9			85 219					**85 219**
Derivatives - Currency	8							32 369	**32 369**
Derivatives - Commodity contracts (metals)	8		187 168		(187 168)			(571 889)	**(571 889)**
Trade payables	15					(578 040)			**(578 040)**
Loans	16					(19 006)			(19 006)
Other financial liabilities	15, 16					(327 034)	(25 017)		**(352 051)**
		87 864	**187 168**	**3 220 792**	**(187 168)**	**(924 080)**	**(25 017)**	**(539 520)**	**1 820 039**

(amounts in tables in thousands zlotys, unless otherwise stated)

30. Financial instruments (continuation)

30.2 Fair values of financial instruments

Classes of financial instruments	Note	At 31 December 2007 Carrying amount 30.1	At 31 December 2007 Fair Value	At 31 December 2006 Carrying amount 30.1	At 31 December 2006 Fair Value
Shares	7	22 270	22 270	23 338	23 338
Shares and participation units in investment funds	7	10 665	10 665	64 526	64 526
Trade receivables (net)	9	539 813	539 813	1 042 137	1 042 137
Cash and cash equivalents	11	2 534 995	2 534 995	2 093 436	2 093 436
Other financial assets (net)	9	109 687	109 687	85 219	85 219
Derivatives - Currency, of which:	8			32 369	32 369
Assets				32 375	32 375
Liabilities				(6)	(6)
Derivatives - Commodity contracts (metals), of which:	8	97 417	97 417	(571 889)	(571 889)
Assets		114 839	114 838	266 683	266 683
Liabilities		(17 422)	(17 422)	(838 572)	(838 572)
Trade payables	18	(565 655)	(565 655)	(578 040)	(578 040)
Loans	16	(13 022)	(13 022)	(19 006)	(19 006)
Other financial liabilities	15, 16	(268 363)	(268 363)	(352 051)	(352 051)

The methods and assumptions used for measuring the fair value of specific financial instruments are presented in notes 2.2.4.4 Fair value, 3. Important estimates and assumptions.

The Company is unable to reliably measure the fair value of shares held in companies which are not listed on active markets, classified as available for sale financial assets. As a result they are disclosed in the balance sheet at cost less impairment.

(amounts in tables in thousands zlotys, unless otherwise stated)

30. Financial instruments (continuation)

30.3 Items of income, costs, profit and losses recognised in the income statement for the period by categories of financial instruments

For the period from 1 January 2007 to 31 December 2007	Financial assets/ liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments*	Loans and receivables	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total financial instruments	Note
Interest income/(expense)	-	-	303	114 131	(787)	(696)	-	**112 951**	**23,25**
Exchange gains/(losses)	-	(892)	-	(126 346)	(38 213)	1 281	-	**(164 170)**	**24,25**
Impairment allowances	-	-	-	(111)	-	-	-	**(111)**	**21,24**
Reversal of impairment allowances	-	-	-	14 195	-	-	-	**14 195**	**21,23**
Gains/(losses) on revaluation	(313 147)	-	-	-	-	-	-	**(313 147)**	**24,31**
Adjustment to sales due to hedging transactions	-	-	-	-	-	-	(435 533)	**(435 533)**	**31**
Profit/ (loss) from disposal of financial instruments	-	18 802	354		-	-	-	**19 156**	**23**
Total (net gain/loss)	**(313 147)**	**17 910**	**657**	**1 869**	**(39 000)**	**585**	**(435 533)**	**(766 659)**	

For the period from 1 January 2006 to 31 December 2006	Financial assets measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments*	Loans and receivables	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total financial instruments	Note
Interest income/(expense)	-	-	5 182	77 608	(1 916)	(330)	-	**80 544**	**23,25**
Exchange gains/(losses)	-	(1 439)	-	12 092	(74 431)	18	-	**(63 760)**	**24,25**
Impairment allowances	-	-	-	(520)	-	-	-	**(520)**	**21,24**
Reversal of impairment allowances	-	-	-	6 483	-	-	-	**6 483**	**21**
Gains/(losses) on revaluation	(150 471)	-	-	-	-	-	-	**(150 471)**	**24,31**
Adjustment to sales due to hedging transactions	-	-	-	-	-	-	(2 331 029)	**(2 331 029)**	**31**
Profit/ (loss) from disposal of financial instruments	-	-	17 384	-	-	-	-	**17 384**	**23**
Total (net gain/loss)	**(150 471)**	**(1 439)**	**22 566**	**95 663**	**(76 347)**	(312)	**(2 331 029)**	**(2 441 369)**	

* At 31 December 2006 and 31 December 2007, the balance of held-to-maturity investments was nil.

(amounts in tables in thousands zlotys, unless otherwise stated)

30. Financial instruments (continuation)

30.4 Transfers not qualified for de-recognition

KGHM Polska Miedź S.A. has transferred receivables in a way which does not qualify for derecognition as it has retained substantially all risks and rewards of ownership of these assets. This relates to trade receivables sold in a factoring with recourse transaction entered into between KGHM Polska Miedź S.A. and Bank Handlowy S.A. in Warsaw. In this type of factoring there is a risk that the debtor will fail to make payment of the liabilities to the factor (bank). Should the debtor fail to settle his liabilities, KGHM Polska Miedź S.A. is obliged to pay the outstanding balance to the bank (the factor) while the Company simultaneously has the right to demand payment of these liabilities from the debtor.
As a result, at the balance sheet date receivables are still recognised in the amount of PLN 29 610 thousand (at 31 December 2006: PLN 5 684 thousand). Accordingly, the corresponding entry of a related liability has been recognised in an amount equal to that of the retained receivables.

30.5 Situations concerning financial instruments which did not occur in the Company

The following business events and situations, which are required to be disclosed, did not occur in the Company in the periods ended 31 December 2007 and 31 December 2006:

- as at balance sheet date, the Company did not designate a financial instrument to be measured at fair value through profit or loss (IFRS 7, par. 9, 10, 11),
- the Company did not reclassify a financial asset in a way which would result in a change of the method of measurement (IFRS 7, par. 12),
- the Company does not hold any collateral established on either category of assets which would improve crediting terms (IFRS 7, par. 15),
- the Company has not issued an instrument that contains both a liability and an equity component (IFRS 7, par. 17),
- the Company did not breach any contractual provisions (IFRS 7, par. 18),
- the Company invests assets accumulated in a separate bank account kept for the Mine Closure Fund, but does not receive any fee due to those fiduciary activities (IFRS 7, par. 20.c.ii),
- the Company did not recognise any interest income on impaired financial assets (IFRS 7, par. 20.d),
- the Company did not identify any forecast transaction for which hedge accounting had previously been used but which is no longer expected to occur (IFRS 7, par. 23.b),
- the Company did not make use of any hedging transactions which would subsequently result in the recognition of a non-financial asset or liability (IFRS 7, par. 23.e),
- the Company did not use fair value hedges or hedges of net investments in foreign operations (IFRS 7, par. 24 a, 24.c),
- the Company did not purchase any financial assets at a price different from their fair value (IFRS 7, par. 28),
- the Company did not acquire any assets by taking possession of a collateral (IFRS 7, par. 38).

31. Financial risk management

The Company is exposed to risk in each area of its activities. Understanding those risks and the principles of their management allows the Company to better meet its objectives.

Financial risk management includes the processes of risk identification, measurement and determination of appropriate methods to deal with those risks.
The Company is predominantly exposed to the following classes of financial risk:

- Market risks
    - Risk of changes in commodity prices (Commodity Risk),
    - Risk of changes in foreign exchange rates (Currency Risk),
    - Risk of changes in interest rates (Interest Rate Risk),
- Liquidity risk,
- Credit risk.

An appropriate policy, organisational structure and procedures support the financial risk management process.

31.Financial risk management (continuation)

31.1 Market risk

31.1.1. Principles of market risk management

The Company declares active approach to managing its market risk exposure. The objectives of market risk management are:

- To limit fluctuations in profit before tax,
- To increase the probability of meeting budget assumptions,
- To maintain healthy financial condition,
- To support the process of undertaking strategic decisions relating to investing activity, with particular attention to sources of capital for this activity.

All the market risk management objectives should be considered as a whole, while their realisation is dependant primarily upon the internal situation and market conditions.

The Company applies an integrated approach to market risk management. This means a comprehensive approach to the whole spectrum of identified market risks, rather than to each of them individually. For example, hedging transactions on the commodity market are related to contracts entered into on the currency market, as hedging prices of metals directly impacts the probability of achieving planned revenues from sales, which in turn represent hedged item for transactions dealt on the currency market. As a result, the Company has significantly greater flexibility in building hedging strategies.

The Company applies a consistent and step-by-step approach to market risk management. Over time consecutive hedging strategies are implemented, embracing an increasing share of production and sales revenues as well as extended time horizon. Consequently, the Company is hedged against unexpected plunges in both copper and silver prices as well as rapid appreciation of the PLN versus the USD. Thanks to this approach, it is also possible to avoid engaging significant volumes or notionals at a single price level.

The Company continuously monitors metal and currency markets, which are the basis for decisions on implementing hedging strategies. The Company applies hedge accounting to hedge the risk of changes of cash flows due to commodity and currency risk.

31.1.2. Techniques for market risk management

The primary technique for market risk management is the use of hedging strategies involving derivative instruments. Apart from this, natural hedging is also used.

All of the potential hedging strategies and the selection of those preferred reflect the following factors: current and forecasted market conditions, the internal situation of the Company, suitability of instruments to be applied and the cost of hedging. In order to mitigate market risk, derivative instruments are primarily used. The Company transacts only these derivative instruments for which it has the ability to assess their value internally, using standard pricing models appropriate for a particular type of derivative, and which can be traded without significant loss of value with a counterparty other than the one with whom the transaction was initially entered into. In evaluating the market value of a given instrument, the Company relies on information obtained from particular market leading banks, brokers and information services.

It is permitted to use the following types of instruments:

- Swaps,
- Forwards and futures,
- Options,
- Structures combining the above instruments.

The instruments applied may be, therefore, either of standard parameters (publicly traded instruments) or non-standardised parameters (over-the-counter instruments).

31.1.3. Hedge effectiveness requirement

According to the Company's policy hedging transactions can be entered into only if there is an appropriate instrument traded in a liquid market with a quoted reference price. Prior to the transaction the Company is required to confirm and document the existence of strong negative correlation between changes in value of the reference instrument and changes in value of actually-hedged exposure. Hedge effectiveness is subject to constant evaluation and monitoring.

(amounts in tables in thousands zlotys, unless otherwise stated)

31.Financial risk management (continuation)

31.1 Market risk (continuation)

31.1.4. Measurement of market risk

The Company quantifies and describes its market risk exposure using a consistent and comprehensive measure.

Market risk management is supported by simulations (such as scenario analysis, stress-tests, backtests) and calculated risk measures. The risk measures being used are mainly based on mathematical and statistical modelling, which uses historical and current market data concerning risk factors and takes into consideration the current exposure of the Company to market risk.

Since 2007 the Company has been using "Earnings at Risk" as one of the risk measures employed in market risk management. This measure indicates the lowest possible level of pre-tax profit for a selected level of confidence (for example, with 95% confidence the pre-tax profit for a given period will be not lower than...). The EaR methodology enables the calculation of pre-tax profit incorporating the impact of changes in market prices of copper, silver and foreign exchange rates in the context of budgeted results.

However, due to the fact that none risk measure possesses the ability to completely reflect the reality, mainly because of underlying assumptions concerning market factors, it is customary to employ quantitative models merely as a tool supporting decision making process and a source of additional information. Such models are not the only basis for decision making in the market risk management process.

31.1.5. Restrictions on entering into hedging transactions

Due to the risk of unexpected production cutback (for example because of "force majeure") or failure to achieve planned foreign currency revenues, which could lead to overhedging of actual market risk exposure, the Company has set a limit for the volume of production or the amount of sales revenues for a given period that may be hedged, at a level of up to 80%. The maximum time horizon within which the Company makes decisions concerning hedging of market risk is set up in accordance with technical and economic planning process, and amounts to 5 years. However, it must be emphasised that regardless of the tool used to measure market risks, the results of such measurement for long time horizons (especially above 2 years) may be subject to significant uncertainty, and therefore are treated as estimates.

31.1.6. Market risk exposure

31.1.6.1. Commodity risk

The Company is exposed to the risk of changes in market prices of copper, silver and gold. The industry standard is that the price formulas used in physical delivery contracts are based on average monthly quotations from the London Metal Exchange for copper and from the London Bullion Market for silver and gold. The Company's commercial policy is to set the price base for physical delivery contracts as the average price of the month of dispatch (this is a typical price base, being in line with global industry standards). As a result the Company is exposed to the risk of decline in metals prices from the moment of entering into a sale contract until the moment of setting the contractual average metal price.

In a situation wherein a client expects that the price base in a contract is to be defined in a non-standard manner and this manner is subsequently accepted, transactions (adjustment hedge transactions) are entered into which swap the base price requested by the customer for the average price from the month of dispatch. These transactions lead to a harmonisation of the base price applied to physical sales of products, and therefore harmonisation of the exposure to the risk of fluctuations in metals prices.

Due to the fact that the Company utilises in the production process materials purchased from external sources containing various metals, part of the sales is hedged naturally. Therefore, the analysis of the Company's exposure to the market risk should be performed on a net basis, i.e. by deducting the volume of metals contained in materials purchased from external sources from the volume of sales.

Exposure of the Company to commodity risk is presented below:

	For the period			
	from 1 January 2007 to 31 December 2007		from 1 January 2006 to 31 December 2006	
	Sales	**Purchases**	**Sales**	**Purchases**
Copper ['000 tonnes]	527	93	557	112
Silver [tonnes]	1 177	30	1 239	97

Sensitivity of the Company's financial instruments to commodity risk at the balance sheet date is presented in note 31.1.10 Sensitivity analysis of exposure to market risk.

(amounts in tables in thousands zlotys, unless otherwise stated)

31.Financial risk management (continuation)

31.1 Market risk (continuation)

31.1.6.2. Currency risk

The Company is exposed to the risk of changes in currency rates, as it is generally accepted on commodities markets that physical contracts are either concluded or denominated in USD. The base (functional) currency for the Company however is the PLN. As a result, the Company receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the trade contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Company is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN and to a lesser degree GBP/PLN.

Moreover, the Company is exposed to the risk of changes in currency rates due to the fact of drawing loans and incurring other liabilities (for example from the import of goods and services) which are denominated in currencies other than the USD.

Sensitivity of the Company's financial instruments to the currency risk at the balance sheet date is presented in note 31.1.10 Sensitivity analysis of exposure to market risk.

31.1.6.3. Interest rate risk

The Company is exposed to interest rate risk resulting from fixed interest rate loans and borrowings, investments in bonds or bank deposits.

As at 31 December 2007 the Company had fixed interest rate loan liabilities amounting to PLN 13 million.

The Company has granted a floating rate loan to the subsidiary with reference rate based on variable interest rate LIBOR 1M. This exposes the Company to the risk of changes in cash flows resulting from changes in the reference interest rate. As at 31 December 2007 the balance of the loan amounted to USD 500 thousand.

At the balance sheet date the Company was not a party to any transactions hedging interest rate risk.

31.1.7. Hedging exposure to market risk

In 2007 copper hedging strategies represented approx. 25% (in 2006: 34%) of the sales of this metal realised by the Company. With respect to silver sales this figure amounted to approx. 6% (in 2006: 31%). In the case of currency market, hedged revenues from sales represented approx. 10% (in 2006: 13%) of total revenues from sales realised by the Company.

In 2007, the Company implemented copper price hedging strategies with a total volume of 150 thousand tonnes and a time horizon falling in 2008. The Company used options. In addition, during the period the Company implemented adjustment hedge strategies with a total volume of 5 390 tonnes and a time horizon falling in the following periods: January, from March to July, September and October 2007 as well as the period from April to September 2008. In the case of the silver market, during the analysed period strategies were implemented to hedge the price of this metal for a total volume of 19.2 million troz and a time horizon falling in 2008 and 2009. The Company used options. In 2007 no adjustment hedge transactions were entered into on the silver market.

In the case of the forward currency market, in 2007 the Company implemented hedging strategies to hedge the USD/PLN rate for USD 300 million and with a time horizon falling in the second half of 2007. The Company used forwards. During the analysed period no adjustment hedge transactions were entered into on the currency market.

The Company remains hedged for a portion of copper sales planned in 2008 (150 thousand t), for a portion of silver sales planned in 2008 (12 million troz) and in 2009 (9.6 million troz). As at 31 December 2007 the Company has no open hedging transactions designated to hedge revenues from sales.

31.1.8. Impact of derivatives on the Company's balance sheet

As at 31 December 2007, the fair value of open positions in derivative instruments amounted to PLN 97 417 thousand, of which PLN 114 839 thousand relate to financial assets (derivatives with positive fair value) and PLN (17 422) thousand relate to financial liabilities (derivatives with negative fair value).

These derivatives hedge cash flows arising from sales made in the months in which the settlement amounts of derivatives are fixed. This means that the effective portion of December derivatives contracted on the metals

(amounts in tables in thousands zlotys, unless otherwise stated)

31.Financial risk management (continuation)

31.1 Market risk (continuation)

31.1.8. Impact of derivatives on the Company's balance sheet (continuation)

market in order to hedge future cash flows has been transferred from equity to profit or loss on 31 December 2007, despite the fact that they were settled on 3 January 2008.

The fair value of other financial receivables/liabilities regarding derivatives with a settlement date of 3 January 2008 is as follows:

- PLN 8 877 thousand presented as other financial receivables (Note 9),
- PLN 3 304 thousand presented as other financial liabilities (Note 15).

Other information concerning derivatives is presented in Note 8 Derivative instruments and in Note 30.2 Fair value.

31.1.9. Impact of derivatives on the Company's profit or loss and equity

In 2007, the result on derivative instruments amounted to PLN (748 680) thousand. The effective portion of the change in the fair value of hedging instruments that was transferred from equity to sales for the period amounted to PLN (435 533) thousand. Other operating income and costs arising from derivative instruments amounted to PLN (313 147) thousand. Adjustment to other operating income and costs arising from the measurement of derivative instruments results mainly from changes of the time value of options, which will be settled in the future periods. Due to the hedge accounting principles applied by the Company, the change in the time value of options is not recognised in the revaluation reserve.

The impact of derivative instruments on the profit or loss is presented below:

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Impact on sales	**(435 533)**	**(2 331 029)**
Impact on other operating costs	**(313 147)**	**(150 471)**
Gains/ (losses) from settlement of derivative instruments	(47 165)	(11 883)
Gains/ (losses) from measurement of derivative instruments	(265 982)	(138 588)
Total impact of derivative instruments on profit or loss:	**(748 680)**	**(2 481 500)**

The value of adjustment to the other operating income and costs for the year 2007 due to the ineffective portion of cash flow hedges amounted to PLN (179 995) thousand (of which PLN (154 964) thousand is a loss on the measurement of hedging instruments [in 2006: PLN (140 263) thousand], and PLN (25 031) thousand is a loss on the settlement of the ineffective portion of hedging instruments [in 2006: PLN (13 080) thousand]).

The Company accounts for cash flow hedging instruments according to the principles presented in note 2.2.4.7 of "Main accounting policies". Those principles require recognition in equity of the effective portion of the change in the fair value of hedging transactions during the period in which these transactions are designated as a hedge of future cash flows. The amounts accumulated in equity are subsequently transferred to profit or loss in the period in which the hedged transaction is settled.

The effectiveness of hedging instruments used by the Company during the period is evaluated and measured by comparing the changes in the forward prices of hedged items with the changes in the prices of forward contracts or the changes in the intrinsic value of options, as appropriate.

The tables below present the balances and movements in equity resulting from the transfer of effective portion of the gain or loss from changes in the fair value of derivative instruments designated as hedging instruments in cash flow hedges:

(amounts in tables in thousands zlotys, unless otherwise stated)

31.Financial risk management (continuation)

31.1 Market risk (continuation)

31.1.9. Impact of derivatives on the Company's profit or loss and equity (continuation)

AMOUNTS RECOGNISED IN EQUITY	**At**	
	31 December 2007	**31 December 2006**
Revaluation reserve – commodity price risk hedging transactions (copper and silver) – derivatives	(964)	(649 350)
Revaluation reserve – currency risk hedging transactions – derivatives	-	29 968
Revaluation reserve – currency risk hedging transactions – foreign currency loans	10 859	61 854
Total revaluation reserve from hedging instruments in cash flow hedges (excluding the deferred tax effect)	9 895	(557 528)

Gains or (losses) on hedging instruments in cash flow hedges recognised directly in equity	**For the period from 1 January 2007 to 31 December 2007**	**from 1 January 2006 to 31 December 2006**
Cumulative gain or loss arising from changes in the fair value of hedging instruments in cash flow hedges at the beginning of the period	**(557 528)**	**(1 024 713)**
Amounts recognised in equity in the reporting period in respect of hedging transactions	131 890	(1 863 844)
Amounts transferred from equity to the income statement	435 533	2 331 029
Cumulative gain or loss arising from changes in the fair value of hedging instruments in cash flow hedges at the end of the period (excluding the deferred tax effect)	**9 895**	**(557 528)**

31.1.10. Sensitivity analysis of exposure to market risk

In accordance with the market risk management policy, the Company identifies the following major market risks to which it is exposed:

- Commodity Risk,
- Currency Risk,
- Interest Rate Risk.

Currently the Company is mainly exposed to the risk of changes in copper and silver prices and changes in the USD/PLN and EUR/PLN currency exchange rates.

For sensitivity analysis of commodity risk factors (copper and silver) the mean reverting Schwartz model (the geometrical Ornstein-Uhlenbeck process) is used, while the Black-Scholes model (the geometrical Brown motion) is used for the USD/PLN and EUR/PLN exchange rates. Quantiles from the model at the levels of 5% and 95% have been used as potential changes in a half-year time horizon. Commodity models have been calibrated to historical prices adjusted for the effects of the PPI inflation index in the USA, while currency models have been calibrated to the current structure of forward interest rates.

Potential changes in prices and currency rates have been presented in terms of percentages of the prices and currency rates used in the fair value measurement of financial instruments at the balance sheet date. Following is a sensitivity analysis for each significant type of market risk to which the Company was exposed at the balance sheet date, showing what the impact would be on the profit for the period and equity of potential changes in specific risk factors divided by classes of financial assets and financial liabilities.

In analysing the sensitivity of the item "Derivatives – Currency" and "Derivatives – Commodity contracts" it should be noted that the Company holds a position in derivative instruments hedging future cash flows from the sale of copper and silver. It should also be noted that the Company is exposed to risk in respect of the planned volume of copper and silver sales from its own production, adjusted by its position in hedging instruments.

(amounts in tables in thousands zlotys, unless otherwise stated)

31.Financial risk management (continuation)
31.1 Market risk (continuation)
31.1.10. Sensitivity analysis of exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 31 December 2007

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	31.12.2007 CARRYING AMOUNT	FOREIGN EXCHANGE RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			2.91		2.06		3.96		3.31		9 376		3 748		18.57		8.54	
			+19%		- 15%		+11%		- 8%		+41%		- 44%		+26%		-42%	
	['000 PLN]	['000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	10 665	10 665	1 680		(1 327)													
Trade receivables (net)	216 530	539 813	22 219		(17 551)		6 450		(4 700)									
Cash and cash equivalents	1 124 085	2 534 995	62 944		(49 720)		61 900		(45 106)									
Other financial assets (net)	16 518	153 580	2 321		(1 834)		152		(111)									
Derivatives – Commodity contracts (metals)	97 417	97 417	15 499	(152)	(12 243)	120					(55 188)	7 331	(66 735)	567 002	(12 789)	-	(11 055)	128 457
Trade payables	(14 738)	(565 655)	(1 075)		849		(676)		493									
Other financial liabilities	(21 406)	(268 363)	(736)		581		(1 430)		1 042									
IMPACT ON PROFIT & LOSS ACCOUNT			102 852		(81 245)		66 396		(48 382)		(55 188)		(66 735)		(12 789)		(11 055)	
IMPACT ON EQUITY				(152)		120						7 331		567 002		-		128 457

(amounts in tables in thousands zlotys, unless otherwise stated)

31.Financial risk management (continuation)
31.1 Market risk (continuation)
31.1.10. Sensitivity analysis of exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 31 December 2006

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	31.12.2006 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			3.30		2.53		4.25		3.49		7 534		3 840		15.93		6.93	
			+13%		- 13%		+11%		- 9%		+19%		- 39%		+24%		-46%	
	['000 PLN]	['000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	14 191	64 526	1 526		(1 500)													
Trade receivables (net)	295 730	1 042 137	25 856		(25 414)		4 878		(4 028)									
Cash and cash equivalents	1 523 988	2 093 436	60 347		(59 316)		85 034		(70 218)									
Other financial assets (net)	12 879	85 219	1 377		(1 353)		6		(5)									
Derivatives - Currency	32 369	32 369	(783)	(23 056)	(2 772)	41 343												
Derivatives – Commodity contracts (metals)	(571 889)	(571 889)	8 323	(69 806)	(8 181)	66 613					(6 555)	(249 306)	(55 216)	775 915	(3 167)	(10 853)	(4 894)	40 363
Trade payables	(13 130)	(578 040)	(1 023)		1 005		(319)		264									
Other financial liabilities	(234 392)	(352 051)	(22 847)		22 456		(1 933)		1 596									
IMPACT ON PROFIT & LOSS ACCOUNT			72 776		(75 075)		87 666		(72 391)		(6 555)		(55 216)		(3 167)		(4 894)	
IMPACT ON EQUITY				(92 862)		109 956						(249 306)		775 915		(10 853)		40 363

31.Financial risk management (continuation)

31.2. Liquidity risk and capital management

The Company is exposed to financial liquidity risk, where financial liquidity is understood as the ability to settle its liabilities within given timeframes. The fact that the activities are financed using external sources (loans, borrowings, buyer's credit) increases the risk of loosing liquidity in the future.

The Company must have permanent access to financial markets, and is therefore exposed to the risk of loosing the ability to acquire new financing, as well as to refinance its current debt. This risk is primarily dependent on market conditions and on the evaluation of the creditworthiness of the Company.

The Company decides about the choice of investments and maturities of those investments taking into account the maturities of its liabilities.

Due to positive cash flows from operating activities and significant amount of cash balances in the Company, in 2007, as well as in 2006, the Company barely used external sources of financing.

Liquidity analysis for financial liabilities as at 31 December 2007

	Contractual maturities from the balance sheet date					Total (without discounting)	Carrying amount
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**		
Trade payables	560 590	371	3 364	865	865	**566 055**	**565 655**
Loans, including bank loans	22	6 000	7 000	-	-	**13 022**	**13 022**
Derivatives – Commodity contracts (metals)	-	964	-	-	-	**964**	**17 422**
Other financial liabilities	227 454	27 651	5 301	5 031	5 031	**271 008**	**268 363**
Total financial liabilities by maturity	**788 066**	**34 986**	**15 665**	**6 166**	**6 166**	**851 049**	

Liquidity analysis for financial liabilities as at 31 December 2006

	Contractual maturities from the balance sheet date					Total (without discounting)	Carrying amount
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**		
Trade payables	572 259	1 147	2 831	926	1 388	**578 551**	**578 040**
Loans, including bank loans	6	6 000	10 000	3 000	-	**19 006**	**19 006**
Derivatives - Commodity contracts (metals)	276 481	563 252	880	-	-	**840 613**	**838 572**
Other financial liabilities	331 406	4 093	5 670	5 670	8 505	**355 344**	**352 051**
Total financial liabilities by maturity	**1 180 152**	**574 492**	**19 381**	**9 596**	**9 893**	**1 793 514**	

The values presented in Liquidity analysis in respect of financial liabilities arising from derivatives are their intrinsic values, excluding the effects of discounting.

In 2007 and 2006 the Company had an available credit facility in the current account with a value up to USD 10 million. During those periods the Company did not utilise this credit facility.

(amounts in tables in thousands zlotys, unless otherwise stated)

31.Financial risk management (continuation)

31.2. Liquidity risk and capital management (continuation)

The Company manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with a market practice, the Company monitors its capital, among others based on the *equity ratio* and the *ratio of borrowings/EBITDA*. The *equity ratio* is calculated as the relation of net tangible assets (equity less intangible assets) to total assets. The ratio of *borrowings/EBITDA* is calculated as the relation of borrowings and finance lease liabilities to EBITDA. Borrowings are the total amount of liabilities due to loans and finance lease, while EBITDA is operating profit plus depreciation and amortisation.

In order to maintain financial liquidity and the capacity to acquire external financing at a reasonable cost, the Company assumes that the *equity ratio* shall be maintained at a level of not less than 0.5, and the *ratio of borrowings/EBITDA* at a level of up to 2.0.

The above ratios at 31 December 2006 and 31 December 2007 are presented below:

	At	
	31 December 2007	**31 December 2006**
Equity	8 965 949	8 115 814
Less: intangible assets	74 830	75 424
Net tangible assets	8 891 119	8 040 390
Total assets	12 379 737	12 251 437
Equity ratio	**0.72**	**0.66**
Operating profit	4 682 034	4 402 596
Plus: depreciation/amortisation	418 551	381 427
EBITDA	5 100 585	4 784 023
Borrowings and finance lease liabilities	20 319	40 360
Ratio of borrowings/EBITDA	**0.004**	**0.008**

Due to the low level of financial debt of the Company as at 31 December 2007, the *ratio of borrowings/EBITDA* was at a safe level and amounted to 0.004.
Meanwhile the equity ratio was above the assumed minimum level and amounted to 0.72 at 31 December 2007. The increase in this ratio at 31 December 2007 versus the level at 31 December 2006 results from the fact that net tangible assets increased by 11%, with the relatively small change in the total assets value.

In 2007 and 2006 there were no external capital requirements imposed on the Company.

31.3. Credit risk

Credit risk is defined as the risk that counterparties will not be able to meet their contractual obligations. Exposure to credit risk is related to three main areas:

- The creditworthiness of the customers with whom physical sale transactions are undertaken,
- The creditworthiness of the financial institutions (banks/brokers) with whom, or through whom, hedging transactions are undertaken,
- The creditworthiness of the entities in which investments are made, or whose securities are purchased.

Financial instruments for which credit risk exposure with different characteristics from those mentioned above arises, are as follows:

- Cash and cash equivalents,
- Derivative instruments,
- Trade receivables,
- Loans granted,
- Debt securities and participation units in investment funds,
- Guaranties granted.

(amounts in tables in thousands zlotys, unless otherwise stated)

31.Financial risk management (continuation)

31.3. Credit risk (continuation)

31.3.1. Credit risk related to cash and cash equivalents

All entities with which deposit transactions are entered into operate in the financial sector. These are mainly banks registered in Poland or operating in Poland as branches of foreign banks, which belong to European and American financial institutions with high credit ratings, appropriate level of equity and strong, stable market position. The maximum exposure of the Company to a single bank in respect of cash and cash equivalents amounts to 29% as at 31 December 2007.

Given the above as well as the short-term nature of those investments, the Company estimates credit risk associated with cash and cash equivalents as low.

31.3.2. Credit risk related to derivative instruments

All entities with which derivative transactions are entered into operate in the financial sector. These are Polish and foreign financial institutions (mainly banks), with high or medium credit ratings, appropriate level of equity and strong, stable market position. The maximum exposure of the Company to a single entity in respect of derivative instruments amounts to 16.9%.

Fair value of derivative instruments hedging metal prices and foreign exchange rates at 31 December 2007 amounted to:

PLN 97 417 thousand (positive balance on the valuation of derivative instruments), of which:

PLN 17 422 thousand represent financial liabilities,

PLN 114 839 thousand represent financial assets.

Due to geographical and institutional diversification of creditors and cooperation with financial institutions having a high credit rating, the Company is not materially exposed to credit risk due to derivatives.
The Company has entered into framework agreements on the net settlement of hedging transactions in order to reduce cash flows and the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

31.3.3. Credit risk related to trade and other receivables

The Company has been cooperating for many years with a number of geographically diversified clients. Vast majority of sales goes to the EU countries, including Poland.

Geographical concentration of credit risk for trade receivables arising from sales of copper and silver:

	At					
	31 December 2007			31 December 2006		
	Poland	EU (excl. Poland)	Other Countries	Poland	EU (excl. Poland)	Other Countries
Trade receivables from sales of copper and silver	53.7%	30.5%	15.8%	66.7%	22.9%	10.4%

The Company makes the majority of its sales transactions based on prepayments. The Company monitors the creditworthiness of all its customers on an on-going basis, in particular those to whom the buyer's credit has been granted. Buyer's credit is only provided to proven, long-term customers, while sales of products to new customers are always 100% secured. The Company has secured the majority of its receivables by promissory notes[1], frozen funds on bank accounts, bank guarantees and documentary collection. In addition, the majority of contracts where customers are provided with a buyer's credit contain an ownership rights reservation clause confirmed by a date certain[2].

---

[1] In order to speed up any potential collection of receivables, each promissory note is accompanied by a notarial enforcement declaration.

[2] A trade contract clause officially certified by a notary means that the ownership of goods is transferred to the buyer only upon payment, regardless of their physical delivery.

(amounts in tables in thousands zlotys, unless otherwise stated)

31.Financial risk management (continuation)

31.3. Credit risk (continuation)

31.3.3. Credit risk related to trade and other receivables (continuation)

The total value of the Company's trade receivables as at 31 December 2007 excluding the fair value of collaterals, in respect of which the Company may be exposed to credit risk, amounts to PLN 557 875 thousand, of which PLN 121 910 thousand represents receivables from the Group companies (at 31 December 2006: PLN 1 077 842 thousand and PLN 230 382 thousand respectively). Significant decrease in the level of receivables compared to 2006 results from sales of debts to financial institutions. The utilisation and the limits of factoring without recourse have been increased in 2007.

The concentration of credit risk in the Company results from the fact that key clients are allowed extended terms of payment. Consequently, at 31 December 2007 the balance of receivables from 7 of the Company's largest clients, calculated as a percentage of trade receivables at the balance sheet date, represents 65% of the balance of trade receivables (at 31 December 2006: 78%). Despite this concentration of receivables from key clients (most of whom operate in the European Union), the Company believes that, given the available historical data as well as long-lasting history of cooperation, the level of credit risk is low.

31.3.4. Credit risk related to loans granted

The Company granted a loan to a subsidiary. Due to the fact that the financial situation and the financial results of Group companies are closely monitored, the Company estimates that the level of credit risk related to the granted loan is low.

31.3.5. Credit risk related to investments in debt securities and participation units in investment funds

The Company invested its free cash resources in corporate bonds issued or guaranteed by companies granted an investment rating by the respectable international rating agencies (Standard&Poor's, Moody's, Fitch). The Company has also purchased participation units in money market investment funds during the year.
Given the above as well as the short-term nature of the investments, the Company estimates that the level of credit risk for the above investments is low.

31.3.6. Other information related to credit risk

Aging analysis of financial assets overdue as at balance sheet date, for which no impairment loss has been recognised

	At 31 December 2007					
	Value	**Up to 1 month**	**From 1 to 3 months**	**From 3 to 6 months**	**From 6 to 12 months**	**Over 1 year**
Trade receivables	**25 127**	23 932	1 166	24	3	2
Other receivables	**229**	135	71	20	2	1

	At 31 December 2006					
	Value	**Up to 1 month**	**From 1 to 3 months**	**From 3 to 6 months**	**From 6 to 12 months**	**Over 1 year**
Trade receivables	**51 327**	49 518	948	6	853	2
Other receivables	**610**	44	488	-	78	-

The Company analyses receivables primarily on an individual basis in terms of the indication and recognition of impairment allowance. Significant indicators are described in note 2.2.4.5.

Except for trade receivables and other receivables, no other classes of financial instruments were identified as overdue but not impaired at the balance sheet date.

(amounts in tables in thousands zlotys, unless otherwise stated)

31.Financial risk management (continuation)

31.3. Credit risk (continuation)

31.3.6. Other information related to credit risk (continuation)

Allowances for impairment of loans and receivables are presented in the table below:

Impairment of loans and financial receivables

		For the period	
	Note	from 1 January 2007 to 31 December 2007	from 1 January 2006 to 31 December 2006
Impairment allowance at the beginning of the period	**9**	**38 798**	**47 463**
Impairment allowance recognised in profit or loss for the period		111	520
Impairment allowance reversed through profit or loss for the period		(14 195)	(6 483)
Revaluation of impairment allowance on foreign exchange differences		(2 972)	(2 521)
Impairment allowance utilised during the period		(880)	(165)
Impairment allowance on costs of legal proceedings		(23)	(16)
Impairment allowance at the end of the period	**9**	**20 839**	**38 798**

(amounts in tables in thousands zlotys, unless otherwise stated)

32. Related party transactions

State Treasury Companies (Companies list as at 30 June 2007) meet the definition of related entities. Turnover and balances with these entities have been reflected in the disclosures presented in this note.

	For the period from 1 January 2007 to 31 December 2007			
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Sales of property, plant and equipment, intangible assets and investment property**	**Other transactions**
- to subsidiaries	1 655 640	49 222	-	7 554
- to associates	222	185	-	18
- to State Treasury Companies	18 759	-	-	304
Total sales to related entities	**1 674 621**	**49 407**	**-**	**7 876**

	For the period from 1 January 2006 to 31 December 2006			
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Sales of property, plant and equipment, intangible assets, investment property**	**Other transactions**
- to subsidiaries	2 557 672	43 836	-	12 894
- to associates	228	185	-	2
- to State Treasury Companies	23 993	-	45	-
Total sales to related entities	**2 581 893**	**44 021**	**45**	**12 896**

Significant sales to State Treasury Companies during the period from 1 January to 31 December 2007:

1. Fabryka Przewodów Energetycznych S.A.	11 232
2. Huta Będzin S.A.	7 411
3. EnergiaPro Koncern Energetyczny S.A.	304
4. Telewizja Polska S.A.	88

(amounts in tables in thousands zlotys, unless otherwise stated)

32. Related party transactions (continuation)

Purchases from related entities	Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property	Other transactions
	For the period from 1 January 2007 to 31 December 2007			
- from subsidiaries	558 204	1 751 432	346 278	15 724
- from associates	1 756	6 134	-	-
- from State Treasury Companies	543 057	33 947	2 989	-
Total purchases from related entities	**1 103 017**	**1 791 513**	**349 267**	**15 724**

Purchases from related entities	Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property	Other transactions
	For the period from 1 January 2006 to 31 December 2006			
- from subsidiaries	641 518	2 407 356	300 744	21 245
- from associates	1 371	6 697	-	-
- from State Treasury Companies	583 586	60 492	142	-
Total purchases from related entities	**1 226 475**	**2 474 545**	**300 886**	**21 245**

Significant purchases from State Treasury Companies during the period from 1 January to 31 December 2007:

1. EnergiaPro Koncern Energetyczny S.A.	479 812
2. Polskie Górnictwo Naftowe i Gazownictwo S.A.	84 944
3. Nitroerg S.A.	9 444
4. Zakłady Koksownicze WAŁBRZYCH S.A.	1 586

(amounts in tables in thousands zlotys, unless otherwise stated)

32. Related party transactions (continuation)

Remuneration of the Management Board in 2007

	Wages and other current employee benefits	Benefits due to termination of employment relationship	Post-employment benefits	Total earnings in 2007
Krzysztof Skóra	949	-	-	949
Maksymilian Bylicki	949	-	-	949
Marek Fusiński	775	-	-	775
Stanisław Kot	597	-	-	597
Ireneusz Reszczyński	752	-	-	752
Dariusz Kaśków	98	-	-	98
Wiktor Błądek	-	83	10	93
Mirosław Biliński	-	-	37	37
Andrzej Krug	-	75	-	75
Robert Nowak	-	65	23	88
Sławomir Pakulski	-	55	-	55
Jarosław Andrzej Szczepek	-	75	-	75
Marek Szczerbiak	-	88	-	88
Total	**4 120**	**441**	**70**	**4 631**

Remuneration of the Supervisory Board in 2007

	Remuneration due to service in the Supervisory Board, wages and other current employee benefits
Adam Glapiński	21
Adam Łaganowski	61
Anna Mańk	49
Stanisław Potycz	76
Jan Sulmicki	20
Marcin Ślęzak	69
Jerzy Żyżyński	69
Leszek Jakubów	17
Remigiusz Nowakowski	14
Józef Czyczerski	140
Leszek Hajdacki	236
Ryszard Kurek	238
Total	**1 010**

(amounts in tables in thousands zlotys, unless otherwise stated)

32. Related party transactions (continuation)

Remuneration of the Management Board in 2006

	Wages and other current employee benefits	Benefits due to termination of employment relationship	Post-employment benefits	Total earnings in 2006
Krzysztof Skóra	668	-	-	668
Maksymilian Bylicki	685	-	-	685
Marek Fusiński	561	-	-	561
Stanisław Kot	255	-	-	255
Ireneusz Reszczyński	558	-	-	558
Marian Krzemiński	-	-	51	51
Mirosław Biliński	212	16	-	228
Wiktor Błądek	427	268	-	695
Andrzej Krug	251	101	-	352
Robert Nowak	251	73	-	324
Sławomir Pakulski	2 857	70	-	2 927
Jarosław Andrzej Szczepek	329	131	-	460
Marek Szczerbiak	296	82	-	378
Total	**7 350**	**741**	**51**	**8 142**

Remuneration of the Supervisory Board in 2006

	Remuneration due to service in the Supervisory Board, wages and other current employee benefits
Adam Łaganowski	14
Stanisław Potycz	13
Jan Sulmicki	12
Jerzy Żyżyński	12
Antoni Dynowski	58
Marcin Ślęzak	58
Ryszard Wojnowski	47
Czesław Cichoń	34
Krzysztof Skóra	20
Maciej Kruk	57
Józef Czyczerski	152
Leszek Hajdacki	201
Ryszard Kurek	212
Jan Rymarczyk	6
Tadeusz Janusz	6
Elżbieta Niebisz	7
Krzysztof Szamałek	6
Marek Wierzbowski	5
Total	**920**

(amounts in tables in thousands zlotys, unless otherwise stated)

32. Related party transactions (continuation)

Trade receivables from related entities	At 31 December 2007	At 31 December 2006
- from subsidiaries	190 975	306 721
- from associates	50	52
- from State Treasury Companies	1 695	892
Total receivables from related entities	**192 720**	**307 665**

Significant receivables due to sales transactions with State Treasury Companies at 31 December 2007:

1. Fabryka Przewodów Energetycznych	1 061
2. Huta Będzin S.A.	525
3. EnergiaPro Koncern Energetyczny S.A.	83
4. Powszechny Zakład Ubezpieczeń	18

Allowances for impairment of trade receivables from related entities

	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Impairment allowance at the beginning of the period	**35 014**	**43 467**
Impairment allowance recognised in profit or loss for the period	67	517
Impairment allowance through profit or loss for the period	(13 990)	(6 449)
Revaluation of impairment allowance due to foreign exchange differences	(2 972)	(2 521)
Impairment allowance at the end of the period	**18 119**	**35 014**

Trade payables towards related entities	At 31 December 2007	At 31 December 2006
- towards subsidiaries	292 769	225 574
- towards associates	761	876
- towards State Treasury Companies	56 170	50 531
Total payables towards related entities	**349 700**	**276 981**

Significant payables due to purchases from State Treasury Companies at 31 December 2007:

1. EnergiaPro Koncern Energetyczny S.A.	51 132
2. Polskie Górnictwo Naftowe	1 691
3. Nitroerg S.A.	1 349
4. Ponar-Remo w Kępnie	366

	At 31 December 2007	At 31 December 2006
Guarantees received	-	-
Guarantees granted to related entities	**5 532**	**3 199**

(amounts in tables in thousands zlotys, unless otherwise stated)

33. Off-balance sheet liabilities due to operating leases

Total value of future minimum payments under operating leases

	At	
	31 December 2007	**31 December 2006**
Up to one year	5 288	5 066
From one to five years	11 041	12 580
Over five years	6 173	8 253
Total:	**22 502**	**25 899**

Lease payments recognised in profit or loss	**For the period**	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
Value of minimum lease payments	**6 616**	**5 154**

34. Contingent items and other off-balance sheet items

	At	
	31 December 2007	**31 December 2006**
Contingent receivables	**122 972**	**157 633**
- contested State Budget issues	122 395	157 633
- guarantees received	577	-
Off-balance sheet receivables	**25 195**	**-**
- inventions, implementation of projects	25 195	-
Contingent liabilities	**675 886**	**736 343**
- guarantees granted	12 811	7 219
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	641 731	718 569
- disputed issues, pending court proceedings	7 483	6 312
- contingent penalties	3 838	4 243
- preventive measures in respect of mine-related damages	10 000	-
- employment termination benefits	20	-
- other	3	-
Off-balance sheet liabilities	**451 189**	**436 114**
- inventions, implementation of projects	55 588	30 648
- operating leases	22 502	25 647
- payments due to perpetual usufruct of land	373 099	379 819

Information on execution of an agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A.

On 10 March 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." (the "Agreement"). The signing of the Agreement was preceded by signing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposing of All Shares Held in Polkomtel S.A." between KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A., as shareholders in Polkomtel S.A.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) have obtained, in accordance with §12.14 of the Statute of Polkomtel S.A., the right to acquire a total of 4 019 780 shares held by TDC Mobile International A/S in Polkomtel S.A., in a proportion equal to the percentage of the shares held by each shareholder in Polkomtel S.A., other than the shares held by TDC Mobile International A/S. The purchase offer was delivered by TDC Mobile International A/S to the remaining shareholders on 8 February 2006. The Agreement has been executed in result of the execution of the acquisition right of KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. with respect to the shares referred to in the offer by TDC Mobile International A/S. There is a dispute between Vodafone Americas Inc. and TDC Mobile International A/S connected with this offer and in connection with such dispute the injunction of 24 February 2006 as described below has been instituted.

(amounts in tables in thousands zlotys, unless otherwise stated)

34. Contingent items and other off-balance sheet items (continuation)

Pursuant to the Agreement, KGHM Polska Miedź S.A. may acquire 980 486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (the equivalent of PLN 832.72 pursuant to fixing rates list No 50/A/NBP/2006 of 10 March 2006), and an aggregate purchase price not exceeding EUR 209 863 223.44 (the equivalent of PLN 816 472 870.79). Upon KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. acquiring the shares pursuant to the Agreement, together with already-held shares, the said entities will hold in aggregate more than 75% of the total number of shares of Polkomtel S.A.

The parties agreed to vote at any General Meeting of the Polkomtel S.A. in favour of dividends distributed to the shareholders as allowed under the applicable laws from the retained net profits for years preceding 2005, 100% of the net profit of Polkomtel S.A. generated for years 2005 and 2006 and at least 50% of the net profit generated for any subsequent financial year. The amount of dividend paid out to the seller reduced by the interest on the maximum purchase price may result in the reduction of effective purchase price of shares.

The Agreement has been executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw on 24 February 2006 or absence of any other injunction instituted by any other judiciary authority (or any other measure of a similar nature) prohibiting a transfer of shares in Polkomtel S.A. covered by the Agreement by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers have the right not to purchase the shares of Polkomtel S.A. if by 10 March 2009 (or such other date as the parties may agree) the abovementioned condition precedent is not fulfilled, or until that date other circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase from TDC Mobile International A/S of the shares covered by the Agreement, as a result of which the Agreement shall terminate as of that date.

On 10 March 2006, Vodafone Americas Inc. filed a claim with the International Court of Arbitration of the Federal Chamber of Commerce in Vienna against six entities, naming TDC Mobile International A/S as the Principal Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders. As at the date of this report, this dispute has not yet reached a conclusion, and it is not possible to determine when these proceedings will be concluded, nor the outcome of these proceedings.

Contested State Budget issues

Legal regulations related to VAT and corporate income tax for a year 2007 – except the way used by the Company of settlement exchange rate differences using balance sheet method – have not been significantly changed as compared to prior year, these changes may have resulted in significant changes in Company's tax policy.
Despite some stabilisation of tax court and administrations judgments, tax interpretations issued by tax office – through implemented duty of issuing individual interpretations regarding tax law problems be the Ministry of Finance, there are still areas of uncertainty and disputes. Issues regarding qualification of tax costs and determination of a tax base are and still may have caused the tax risk for entities pursuing economic activity.

Tax bodies, operating within their assigned spheres of competence, are authorised to conduct audits and to examine records relating to business transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge KGHM Polska Miedź S.A. with additional taxation as well as interest and penalties.

In the opinion of the Management Board of the Company, there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities.

Contingent receivables due to contested State Budget issues regarding income taxes and VAT amounted at the balance sheet date to PLN 2 767 thousand. They are composed of:

	PLN '000
Corporate income tax for year 2000	360
Corporate income tax for year 2001	2 117
Personal income tax for year 2001	290

(amounts in tables in thousands zlotys, unless otherwise stated)

34. Contingent items and other off-balance sheet items (continuation)

Contingent receivables regarding contested issues on property tax amounts to PLN 119 628 thousand.

In December 2007 ended a legal dispute of taxation extent of profit payment.

The Constitutional Tribunal considered complaint made by the Company regarding compliance of Act on a payments from net profit made by one-man State Treasury companies with the Polish Constitution.

The Constitutional Tribunal dropped claims regarding payments from profit for years 1996 and 1997. Value of dispute was amounting PLN 23 729 thousand and PLN 5 292 thousand respectively.

The Tribunal recognised, that the Company being in the years 1996-1997 a public economic entity, can not cite the laws and liberties guarantied by the constitution. Which means, that the Tribunal rejected to analyse the compliance of laws pointed in a constitutional complaints with the Polish Constitution and thereby ended proceedings. The Constitutional Tribunal verdict is final and binding.

Legal disputes regarding property tax remains in the course of court proceedings as well as the constitutional complaint submitted by the Company regarding compliance the law of tax and local charges with the Polish Constitution. The subject of abovementioned dispute is the property tax on underground mining facilities. The decision of the Tribunal will represent the final resolution of the matter of taxation of underground mining facilities.

Tax controls

At 31 December 2007 two tax proceedings are being conducted, resulting from tax audits of the tax on goods and services (VAT) for months December 2005 and December 2006. At 31 December 2007 the Head of the Lower Silesia Tax Office had not yet issued a decision in both matters.

As a result of controls carried out in the period 2006 - 2007 by the Head of the Wroclaw Tax Control Office D/C in Legnica, with respect to „Accuracy of the declared tax bases and the correctness of the calculation and payment of taxation representing State budget income, as well as other receivables due to the State Budget or State special funds for 2003.", the Company was assessed with tax liabilities in arrears in the total amount of PLN 9 566 thousand, of which:

	PLN '000
- VAT tax with additional tax liabilities	91
- Corporate income tax	7 084
- Lump-sum income tax	2 392

The Company has paid the liabilities arising from issued decision with accrued interest of total value PLN 13 782 thousand.

KGHM Polska Miedź S.A has submitted appeals from all decisions issued by the Head of Tax Control Office. On 24 December 2007 the decision regarding corporate income tax was reversed and submitted to the Head of Tax Control Office for re-examination. On 2 January 2008 an organ of second resort issued a final decision which decreased the amount of liability resulting from lump-sum income tax to PLN 1 914 thousand (in respect of which the above decision will be appealed to the Voivodeship Administrative Court).

No final decision was issued regarding tax on goods and services.

Realisation of a contract with PGNiG

The two contracts which were signed on 1 December 2003 between PGNiG S.A. and „Energetyka" sp. z o.o. for the supply of gas to meet the need for generation of electricity and heating energy (with subsequent annexes) remain in force for both parties. Due to the possible realisation of these contracts in their present form, the subsidiary „Energetyka" sp. z o. o. could potentially incur significant costs, which are difficult to estimate at the balance sheet date and whose arising could lead to the need for KGHM Polska Miedź S.A. to provide additional financing of this company.

(amounts in tables in thousands zlotys, unless otherwise stated)

34. Contingent items and other off-balance sheet items (continuation)

The subsidiary „Energetyka" sp. z o.o. has developed a new program for modernisation of its power-generating capacity resulting from current estimated energy needs by the divisions of KGHM Polska Miedź S.A. and its production costs.

As a result of implementation of this program, „Energetyka" sp. z o.o. was holding discussions with PGNiG S.A. with the participation of KGHM Polska Miedź S.A., aimed at adapting these contracts to the current energy needs of KGHM Polska Miedź S.A. and ensuring the profitability of this venture.

Preliminarily, in the course of negotiations new, adjusted to needs, gas amounts, dates of starting deliveries, gas prices and way of its indexation were set. KGHM Polska Miedz S.A and Energetyka" sp. z o.o. are waiting on a final PGNiG S.A. attitude towards this matter.

35. Government grants

The balance of government grants recognised in deferred income at 31 December 2007 amounted to PLN 384 thousand (at 31 December 2006: PLN 497 thousand).

These are monetary grants for new materials-related solutions for discharge systems used in metallurgic equipment and modernisation of the local furnace ventilation system in the metallurgy department.

The Company makes use of preferential interest loans granted by the Environmental Protection and Water Management Fund (*Fundusz Ochrony Środowiska i Gospodarki Wodnej*).

Government assistance is also received in the form of the subsidising of employee training, from both Polish governmental agencies as well as from the European Union.

36. Social assets and Social Fund liabilities

The Social Fund Act dated 4 March 1994, with subsequent amendments, requires the companies whose employees' number (in terms of full-time equivalent) exceeds 20 to establish and run a Social Fund. KGHM Polska Miedź S.A. creates such a Fund. The Fund's purpose is to subsidise the Company's social activity, loans to employees and other social expenditures.

The Company has netted the assets of the Fund with the liabilities towards the Fund, as these are not separate assets of the Company. Accordingly, the net balance (Social Fund liability) at 31 December 2007 amounts to PLN 3 772 thousand, and the net balance (Social Funds liability) at 31 December 2006 amounted to PLN 7 879 thousand. The composition and nature of assets, liabilities and costs related to the Social Fund are presented in the table below.

	At	
Social assets and Social Fund liabilities	**31 December 2007**	**31 December 2006**
Loans granted to employees	80 033	75 098
Other receivables	2	11
Cash and cash equivalents	41 297	19 055
Social Fund liabilities	125 104	102 043
Net balance	**(3 772)**	**(7 879)**
Transfers made to the Social Fund during the financial period	94 746	119 676

37. Employment structure

	For the period	
	from 1 January 2007 to 31 December 2007	**from 1 January 2006 to 31 December 2006**
White-collar workers	4 421	4 331
Blue-collar workers	13 568	13 349
Total:	**17 989**	**17 680**

(amounts in tables in thousands zlotys, unless otherwise stated)

38. Subsequent events

Management Board Changes:

On 17 January 2008, the Supervisory Board dismissed Mr Krzysztof Skóra as President of the Management Board of KGHM Polska Miedź S.A. and Mr Dariusz Kaśków as Vice President of the Management Board of KGHM Polska Miedź S.A.
The Supervisory Board of the Company decided that the Management Board would consist of three members.
The Supervisory Board appointed Mr Ireneusz Reszczyński, the current I Vice President of the Management Board of KGHM Polska Miedź S.A., to act as President of the Management Board of KGHM Polska Miedź S.A. until the new President is elected.

Contract

On 30 January 2008 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale of 8 mm continuous-cast copper wire rod and oxygen-free copper rod. The estimated value of this contract is from approx. USD 658 461 thousand (PLN 1 613 296 thousand) to approx. USD 844 362 thousand (PLN 2 068 771 thousand).

Resignation of a Member of Supervisory Board

Mr Marcin Ślęzak Supervisory Board Member of KGHM Polska Miedź S.A., submitted a note of his resignation as of 13 February 2008 r. from the membership in the Supervisory Board of KGHM Polska Miedź S.A.

Changes in the Supervisory Board

On 14 February 2008, Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A dismissed the following persons as Members of the Supervisory Board :

1. Leszek Jakubów
2. Anna Mańk
3. Remigiusz Nowakowski
4. Stanisław Andrzej Potycz
5. Jerzy Żyżyński

At the same time, on 14 February 2008 the following persons were appointed as Members of the Supervisory Board:

1. Marcin Dyl
2. Arkadiusz Kawecki
3. Jacek Kuciński
4. Marek Panfil
5. Marek Trawiński
6. Marzenna Weresa

On 25 February 2008, the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

(amounts in tables in thousands zlotys, unless otherwise stated)

39. IFRS transition policies

1. IFRS 1 - *First-time adoption of IFRS*

The financial statement of KGHM Polska Miedź S.A. for the year ended 31 December 2007 will be the first annual financial statement prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. These financial statements were prepared under IFRS 1 *First-time adoption of IFRS.*

The IFRS transition date for KGHM Polska Miedź S.A. is 1 January 2006, and the IFRS opening balance sheet was prepared as at this date. The reporting date of these financial statements is 31 December 2007, whilst the IFRS adoption date is 1 January 2007.
In preparing these financial statements in accordance with IFRS 1, mandatory exemptions and some optional exemptions from full retrospective application of IFRS have been applied.

2. Exemptions from full application of IFRS chosen by KGHM Polska Miedź S.A.

As at the transition date, KGHM Polska Miedź S.A. chose to apply the following optional exemptions from full retrospective application of IFRSs:

a) mergers of business entities
KGHM Polska Miedź S.A. applied exemptions under IFRS 1 relating to business combination which took place prior to the date of transition to IFRS, i.e. 1 January 2006. Based on this exemption, no adjustments were made to the transactions of business combination entered prior to the date of transition to IFRS,
b) fair value or revaluation as deemed cost
KGHM Polska Miedź S.A. has applied this exemption to certain items of property, plant and equipment.
c) employee benefits
This exemption is not applicable to the Company.
d) cumulative foreign exchange differences
This exemption is not applicable to the Company.
e) compound financial instruments
KGHM Polska Miedź S.A. has not issued any compound instruments, therefore this exemption is not applicable.
f) assets and liabilities of subsidiaries, associates and joint ventures
KGHM Polska Miedź S.A. is a parent entity, therefore this exemption is not applicable.
g) reclassification of financial instruments
This exemption was selected, and financial assets which under the previous accounting policies were classified as held-to-maturity investments were reclassified to available-for-sale financial assets.
h) share-based payment transactions
As there are no share-based payment transactions in KGHM Polska Miedź S.A., this exemption is not applicable.
i) insurance contracts
KGHM Polska Miedź S.A. does not issue (enter into) insurance-related contracts. This exclusion is therefore not applicable.
j) decommissioning liabilities included in the cost of property, plant and equipment
KGHM Polska Miedź S.A. recognises dismantling and land restoration costs in the initial cost of property, plant and equipment, and simultaneously recognises a provision for such costs. This principle conforms to IFRS, and therefore it was not necessary to enter adjustments to the financial statements.
k) leases
This exemption does not apply to the Company. KGHM Polska Miedź S.A. has not identified any contracts which would meet the criteria for lease and were not accounted for in the financial statements as lease contracts.
l) fair value measurement of financial assets and financial liabilities
This exemption does not apply to the Company.

3. Mandatory exemptions from full retrospective application of IFRS

KGHM Polska Miedź S.A. has applied the following mandatory exemptions from retrospective application of IFRS:

a) derecognition of financial assets and liabilities
Financial assets and liabilities derecognised before 1 January 2006 are not re-recognised under IFRS.
b) hedge accounting
In accordance with the above exemption, an entity should not recognise in its IFRS opening balance sheet hedging relationships which do not meet the hedge accounting requirements of IAS 39. This exemption is not, however, applicable as all hedging relationships designated prior to this date are in accordance with IAS 39.

(amounts in tables in thousands zlotys, unless otherwise stated)

39. IFRS transition policies (continuation)

3. Mandatory exemptions from full retrospective application of IFRS (continuation)

c) accounting estimates
Estimates made in accordance with IFRS at 1 January 2006 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error. As KGHM Polska Miedź S.A. did not acknowledge any errors in the previously-made estimates, it therefore did not make any retrospective adjustments to these estimates.

4. Identification and description of differences between the financial statements prepared under Polish Accounting Standards and the financial statements prepared according to IFRS

At 1 January 2004, the KGHM Polska Miedź S.A. Group applied International Financial Reporting Standards for the first time, and prepared its first consolidated financial statements in conformity with IFRS for the period from 1 January 2005 to 31 March 2005, published in the QS I 2005 quarterly report. The KGHM Polska Miedź S.A. Group published a full description of its accounting policies in the RS 2006 consolidated annual report on 20 April 2007.

In the transition of the Company at 1 January 2006 from Polish Accounting Standards to IFRS, the same principles, and the same respective restated figures, were applied for the Company based on which the consolidated financial statements were prepared at 1 January 2004 in conformity with IFRS 1 para. 25.

The differences between the financial statements prepared under International Financial Reporting Standards and those prepared under Polish Accounting Standards, as well as their impact on the balance sheet and on the financial results, result from the issues presented below.

(amounts in tables in thousands zlotys, unless otherwise stated)

39. IFRS transition policies (continuation)

4. Identification and description of differences between the financial statements prepared under Polish Accounting Standards and the financial statements prepared according to IFRS (continuation)

	Equity as at 01.01.2006	Profit or loss for the 12-month period ended 31.12.2006	Changes taken directly to equity for the 12-month period ended 31.12.2006	Equity as at 31.12.2006
Equity and net profit or loss according to Polish Accounting Standards	**6 214 077**	**3 395 130**	**(1 678 348)**	**7 930 859**
Revaluation of property, plant and equipment to account for hyperinflation	352 787	-	-	352 787
Adjustment to the cost of fully-depreciated property, plant and equipment	40 945	-	-	40 945
Adjustment to the cost of property, plant and equipment due to elimination of capitalised translation differences and interest	(1 118)	-	-	(1 118)
Adjustment to the cost of property, plant and equipment due to capitalised costs of certifying reviews	219	-	-	219
Adjustment to net carrying amount of property, plant and equipment due to depreciation which arose after restatement in accordance with IFRS 1	(31 672)	(37 616)	(470)	(69 758)*
Adjustment to the cost of property, plant and equipment due to separation of assets' components	25 232	9 848	-	35 080
Adjustment to measurement of inventories due to changes in manufacturing costs	516	124	-	640
Adjustment to the carrying amount of share in the AIG investment fund due to transition to IAS 32 and IAS 39 as at 01.01.2005, gross	13 675	(13)	(7 405)	6 257
Adjustment to the carrying amount of shares in subordinated entities due to re-measurement to cost less impairment losses	(442 547)	126 289	-	(316 258)
Transfer of appropriation of prior year profit to the Social Fund		(50 000)	50 000	
Deferred tax on adjustments	(26 471)	161 226	1 406	136 161
Equity and profit or loss according to IFRS	**6 145 643**	**3 604 988**	**(1 634 817)**	**8 115 814**

* This item includes adjustments to depreciation caused by changes in the gross carrying amount of property, plant and equipment at the date of transition to IFRS

Accounting for the effects of hyperinflation in prior years

In accordance with International Accounting Standard 29 "*Financial Reporting in Hyperinflationary Economies*", the cost of property, plant and equipment purchased during a hyperinflationary period in prior years was adjusted to that of the equivalent purchasing power on the balance sheet date. The carrying amount of these assets and of other non-monetary assets adjusted in this way became a cost or manufacturing cost in subsequent financial statements, being the basis for depreciation. This affected property, plant and equipment acquired prior to the second half of the financial year 1996.

The difference due to the effects of hyperinflation also affects share capital. The effects of revaluation were recognised against retained earnings and have no impact on the value of equity.

Interest included in the carrying amount of property, plant and equipment

In accordance with the Accounting Act, the Company capitalised borrowing costs incurred in order to finance the purchase or construction of property, plant and equipment (decreased by the related income) during the period until the said assets were brought into use. In accordance with the benchmark treatment under IAS 23, "*Borrowing costs*", such costs are recognised in the profit or loss for the period in which they were incurred.

(amounts in tables in thousands zlotys, unless otherwise stated)

39. IFRS transition policies (continuation)

4. Identification and description of differences between the financial statements prepared under Polish Accounting Standards and the financial statements prepared according to IFRS (continuation)

Separate depreciation of significant parts of property, plant and equipment

IAS 16, "*Property, plant and equipment*", requires separate depreciation of significant parts of an item of property, plant and equipment (components) with different useful lives, whereas the Accounting Act has no such requirement. As a result, the Company has separated such components and has applied separate depreciation rates reflecting their useful lives.

Capitalisation of costs of major inspections

According to IAS 16, "*Property, plant and equipment*", if a condition required to continue to operate an item of property, plant and equipment is performing regular major inspections for faults, the costs of such an inspection are recognised in the carrying amount of the asset, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act has no such requirement. At the moment of transition to IFRS the Company made an adjustment to the cost of property, plant and equipment, to capitalise the costs of such inspections.

Adjustment to the cost of finished goods held in inventories

Adjustments affecting the cost of property, plant and equipment, and consequently the amount of depreciation in production-related divisions of KGHM Polska Miedź S.A., lead to the need for appropriate adjustments to the cost of finished goods held in inventories.

Financial instruments

Based on IAS 32 and IAS 39, the Company changed the manner in which it recognises and measures its share in the AIG investment fund. These assets were reclassified from held-to-maturity investments to available-for-sale financial assets, while simultaneously changing the principles of measurement of these assets to fair value through equity. This reclassification caused an increase in the carrying amount of the share in the AIG investment fund at 31 December 2006, from PLN 7 934 thousand to PLN 14 191 thousand.

Valuation of subsidiaries and associates

In accordance with the Accounting Act, KGHM Polska Miedź S.A. accounted for its shares in subsidiaries and associates using the equity method. According to IFRS, in the separate financial statements shares in subsidiaries were accounted for at cost less impairment losses, in accordance with IAS 36, "*Impairment of assets*".

Deferred tax

The Company determines deferred tax assets and liabilities on total temporary differences. This item also includes deferred income tax determined on the differences described in the above paragraphs, in accordance with IAS 12, "*Income taxes.*"

Hyperinflationary revaluation of share capital

Hyperinflationary revaluation of share capital – in accordance with IAS 29, "*Financial reporting in hyperinflationary economies*", items of equity (with the exception of retained earnings and any surplus from revaluation of assets) were restated, beginning from the date on which such items were contributed or arose otherwise, by applying a general price index for the period in which the Polish economy was a hyperinflationary economy, i.e. for the period to the end of 1996. Application of the requirements of IAS 29 caused an increase in share capital by PLN 5 413 573 thousand and a simultaneous decrease in retained earnings by the same amount. Consequently, this revaluation does not affect the amount of equity at 1 January 2006. The effect of revaluation is presented in the following table.

(amounts in tables in thousands zlotys, unless otherwise stated)

39. IFRS transition policies (continuation)

4. Identification and description of differences between the financial statements prepared under Polish Accounting Standards and the financial statements prepared according to IFRS (continuation)

Equity item	Equity at 01.01.2006	Effect of revaluation of equity items to hyperinflationary conditions	Equity after reflecting the effects of hyperinflationary revaluation at 01.01.2006
Share capital	2 000 000	5 413 573	7 413 573
Other reserves	(796 709)	-	(796 709)
Retained earnings	4 893 098	(5 413 573)	(520 475)
Total equity	**6 096 389**	-	**6 096 389**

On 18 October 2007, the Extraordinary General Shareholders' Meeting resolved to decrease the Company's share capital at 30 June 2007, which after hyperinflationary revaluation amounted to PLN 7 413 573 thousand by PLN 5 413 573 thousand and transfer this amount to the reserve capital.

Impairment losses
At the date of transition to IFRS the Company reversed the effects of the measurement of shares in subordinated entities performed in the period to 31 December 2005, i.e. prior to transition to IFRS. At the moment of transition, these shares were measured at cost, and, based on the results of tests for impairment carried out, their cost was decreased by impairment losses. The effects of this change in measurement caused a decrease in equity at 31 December 2006 of PLN 316 258 thousand.

Presentation of assets and liabilities related to the Social Fund

The assets belonging to this Fund are not controlled by the entity, and therefore do not meet the definition of assets as described in the *IFRS Framework*. In addition, IAS 19, *Employee Benefits*, calls for the presentation of liabilities and assets related to employee benefits in a net amount. Compensation of the assets and liabilities of the Social Fund (together with the value of the Fund) led to a decrease in total assets by PLN 94 164 thousand at 31 December 2006.

Presentation of deferred tax assets and deferred tax liabilities
In accordance with IAS 12, the Company changed its principles of presenting deferred tax assets and deferred tax liabilities. Deferred tax assets and deferred tax liabilities in respect of income tax levied by the same taxation authority were offset. This change caused a decrease in total assets at 31 December 2006 by PLN 313 302 thousand.

Reconciliation of cash flow
The transition from Polish Accounting Standards to International Financial Reporting Standards had no effect on net cash flow.

SIGNATURES

Signatures of all Members of the Management Board			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
4 March 2008	*Ireneusz Reszczyński*	Acting President of the Management Board I Vice President of the Management Board	
4 March 2008	*Marek Fusiński*	Vice President of the Management Board	
4 March 2008	*Stanisław Kot*	Vice President of the Management Board	

Signature of person responsible for company accounting			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
4 March 2008	*Ludmiła Mordylak*	Chief Accountant of KGHM Executive Director of Accounting Services Center	

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE COMPANY'S ACTIVITIES IN 2007

Lubin, March 2008

KGHM POLSKA MIEDŹ S.A. IN THE YEARS 1997-2007

(data for the years 1997-2005 per published annual reports, data for 2006 per annual report for 2007)

		1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Change 2006=100
Income statement													
Sales	m PLN	4 089.5	3 641.7	4 113.3	4 982.8	4 217.7	4 488.3	4 740.8	6 158.0	8 000.1	11 669.7	12 183.1	104.4
Profit on sales	m PLN	905.0	240.4	347.5	941.1	173.4	152.1	430.8	1 445.1	2 706.8	4 138.5	4 879.7	117.9
EBITDA*	m PLN	1 203.2	562.4	540.2	1 238.6	226.8	433.3	653.8	1 643.0	2 800.0	4 784.0	5 100.6	106.6
Profit before income tax	m PLN	914.0	310.0	(57.6)	795.1	(146.9)	310.1	569.3	1 445.9	2 634.6	4 380.0	4 655.5	106.3
Profit for the period	m PLN	501.8	178.8	(169.9)	618.0	(190.0)	254.5	411.6	1 397.2	2 289.4	3 605.0	3 798.8	105.4
Balance sheet													
Total assets	m PLN	4 936.7	4 974.9	4 883.7	5 756.9	7 556.8	8 155.1	8 695.3	8 948.4	10 977.3	12 251.4	12 379.7	101.0
Non-current assets	m PLN	3 558.2	3 697.9	3 579.3	4 176.5	4 735.5	6 439.8	6 621.1	6 551.5	7 078.7	7 017.1	7 387.5	105.3
Current assets	m PLN	1 363.9	1 242.5	1 250.4	1 380.7	2 656.6	1 715.2	2 074.3	2 396.9	3 898.6	5 234.3	4 992.2	95.4
Equity	m PLN	4 020.9	4 096.5	3 470.1	4 066.8	3 696.1	4 010.9	4 006.5	5 336.8	6 214.1	8 115.8	8 965.9	110.5
Liabilities and provisions	m PLN	845.8	774.9	1 186.8	1 380.4	3 634.0	4 144.1	4 688.8	3 611.6	4 763.2	4 135.6	3 413.8	82.5
Financial ratios													
Earnings per share (EPS)	PLN	2.51	0.89	(0.85)	3.09	(0.95)	1.27	2.06	6.99	11.45	18.02	18.99	105.4
Dividend per share (DPS) **	PLN	0.25	0.10	-	1.00	-	-	-	2.00	10.00	16.97	x	x
Price per share / Earnings per share (P/E)	x	5.4	14.0	(30.6)	8.3	(13.7)	10.6	12.7	4.5	5.5	4.9	5.6	112.8
Current liquidity	x	2.2	2.3	2.8	2.3	1.0	1.2	1.2	1.2	1.4	1.9	2.5	135.9
Quick liquidity	x	1.0	0.9	1.0	0.9	0.7	0.6	0.7	0.8	1.0	1.3	1.7	134.3
Return on assets (ROA)	%	10.2	3.6	(3.5)	10.7	(2.5)	3.1	4.7	15.6	20.9	29.4	30.7	104.3
Return on equity (ROE)	%	12.5	4.4	(4.9)	15.2	(5.1)	6.4	10.3	26.2	36.8	44.4	42.4	95.4
Debt ratio	%	14.2	13.5	14.3	15.9	38.2	34.2	38.8	24.0	28.2	33.8	27.6	81.7
Durability of financing structure	%	86.1	87.1	85.7	84.1	63.4	79.0	76.8	75.0	70.6	77.0	84.1	109.1
Production results													
Electrolytic copper production	000 t	440.6	446.8	470.5	486.0	498.5	508.7	529.6	550.1	560.3	556.6	533.0	95.8
Metallic silver production	t	1 029	1 098	1 093	1 119	1 163	1 192	1 358	1 344	1 244	1 242	1 215	97.8
Macroeconomic data													
Copper prices on LME	USD/t	2 276	1 653	1 574	1 814	1 578	1 558	1 780	2 868	3 684	6 731	7 126	105.9
Silver prices on LBM	USD/troz	4.88	5.54	5.23	4.95	4.37	4.60	4.88	6.66	7.31	11.55	13.38	115.8
Exchange rate	PLN/USD	3.28	3.49	3.96	4.35	4.10	4.08	3.89	3.65	3.23	3.10	2.77	89.4
Other													
Market value of Company shares at end of period	PLN/share	13.50	12.50	26.20	25.80	13.00	13.50	26.20	31.30	62.50	89.00	105.80	118.9
Investments in property, plant and equipment	m PLN	648.6	487.5	379.0	584.1	432.8	360.0	423.8	616.4	650.8	709.3	828.1	116.8
Equity investments	m PLN	492.6	199.7	228.7	468.3	271.4	105.4	146.3	707.2	612.6	24.3	154.6	×6,4
Electrolytic copper production cost	PLN/t	5 527	5 556	5 836	6 156	6 328	6 305	6 237	6 660	7 723	10 497	11 160	106.3
Electrolytic copper production cost	USD/t	1 685	1 590	1 472	1 417	1 544	1 545	1 603	1 825	2 388	3 381	4 031	119.2

* *operating profit + depreciation/amortisation*

** *dividend for financial year*

Translation from the original Polish version

The financial data for 2007 were calculated in accordance with IFRS, which have been adopted beginning from 1 January 2007 – pursuant to a decision of the General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 14 June 2006 (resolution no. 26/2006). Financial information for 2006 has been restated for comparability to 2007. Detailed information on IFRS transition policies are described in Note 39.

1. Company Profile

1. 1. Organisational Structure

In 2007 the multi-divisional organisational structure of the Company, acting under the name KGHM Polska Miedź S.A., comprised a Head Office and 10 Divisions.

The organisational structure of KGHM Polska Miedź S.A. at 31 December 2007 is presented in the diagram below:

Diagram 1. Organisational structure of the Company at 31 December 2007



KGHM Polska Miedź S.A.
LUBIN MINE
POLKOWICE – SIEROSZOWICE MINE
RUDNA MINE
ORE ENRICHMENT PLANTS
TAILINGS PLANT
GŁOGÓW SMELTER
LEGNICA SMELTER
CEDYNIA WIRE ROD PLANT
HEAD OFFICE
MINE-SMELTE EMERGENCY RESCUE UNIT
DATA CENTER

Supervisory Board of the Company

At 1 January 2007, the 6th-term Supervisory Board of KGHM Polska Miedź S.A. was composed of the following persons:

- Adam Łaganowski — Chairman
- Stanisław Andrzej Potycz — Deputy Chairman
- Jan Sulmicki
- Marcin Ślęzak
- Jerzy Żyżyński

as well as the following employee-elected members:

- Józef Czyczerski — Secretary
- Leszek Hajdacki
- Ryszard Kurek

On 11 April 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dismissed Jan Sulmicki from the Supervisory Board and appointed Adam Glapiński and Anna Mańk to the Supervisory Board.

On 24 April 2007, Adam Łaganowski submitted his resignation from the position of Chairman. The Supervisory Board on the same day appointed Adam Glapiński to hold the function of Chairman.

On 10 July 2007, Adam Glapiński submitted his resignation from the position of Member of the Supervisory Board.

The Extraordinary General Shareholders' Meeting on 18 October 2007 dismissed Adam Łaganowski from the Supervisory Board. Simultaneously Leszek Jakubów and Remigiusz Nowakowski were appointed to the Supervisory Board.

On 6 November 2007, the Supervisory Board appointed Leszek Jakubów as Chairman.

At 31 December 2007, the composition of the Supervisory Board was as follows:

– Leszek Jakubów	Chairman
– Stanisław Andrzej Potycz	Deputy Chairman
– Anna Mańk	
– Remigiusz Nowakowski	
– Marcin Ślęzak	
– Jerzy Żyżyński	

as well as the following employee-elected members:

– Józef Czyczerski	Secretary
– Leszek Hajdacki	
– Ryszard Kurek	

On 13 February 2008, Marcin Ślęzak submitted his resignation from membership on the Supervisory Board.
On 14 February 2008, the Extraordinary General Shareholders' Meeting dismissed the following people from the Supervisory Board: Leszek Jakubów, Anna Mańk, Remigiusz Nowakowski, Stanisław Andrzej Potycz and Jerzy Żyżyński, and appointed the following people to the Supervisory Board: Marcin Dyl, Arkadiusz Kawecki, Jacek Kuciński, Marek Panfil, Marek Trawiński and Marzenna Weresa.

At its meeting on 25 February 2008 the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

Management Board of the Company

During the period from 1 January 2007 to 13 March 2007, the composition of the Management Board, and the respective segregation of duties, was as follows:

– Krzysztof Skóra	President of the Management Board
– Maksymilian Bylicki	I Vice President of the Management Board (Development)
– Marek Fusiński	Vice President of the Management Board (Finance)
– Stanisław Kot	Vice President of the Management Board (Metallurgy) temporarily acting Vice President of Mining Division
– Ireneusz Reszczyński	Vice President of the Management Board (Sales)

On 13 March 2007, the Management Board of KGHM Polska Miedź S.A. resolved to change the organisational structure of the Head Office. As a result, the segregation of duties amongst the Members of the Management Board was as follows:

– Krzysztof Skóra	President of the Management Board
– Maksymilian Bylicki	I Vice President of the Management Board (Development)
– Marek Fusiński	Vice President of the Management Board (Finance)
– Stanisław Kot	Vice President of the Management Board (Production)
– Ireneusz Reszczyński	Vice President of the Management Board (Sales)

On 6 November 2007, the Supervisory Board dismissed Maksymilian Bylicki from the function of Member of the Management Board – I Vice President of the Management Board. Dariusz Kaśków was appointed to the Management Board. The Supervisory Board appointed Ireneusz Reszczyński to the function of I Vice President of the Management Board.

At 31 December 2007, the composition of the Management Board, and the respective segregation of duties, was as follows:

– Krzysztof Skóra	President of the Management Board
– Ireneusz Reszczyński	I Vice President of the Management Board (Sales)
– Marek Fusiński	Vice President of the Management Board (Finance)
– Dariusz Kaśków	Vice President of the Management Board (Development)
– Stanisław Kot	Vice President of the Management Board (Production)

At its meeting on 17 January 2008, the Supervisory Board dismissed Dariusz Kaśków from the function of Member of the Management Board and Krzysztof Skóra from the function of President of the Management Board. The Supervisory Board set the size of the Management Board of KGHM Polska Miedź S.A. at three members. In addition it appointed I Vice President of the Management

Board Ireneusz Reszczyński to fill the function of President of the Management Board until the appointment of the President of the Management Board of KGHM Polska Miedź S.A.

In accordance with §12 of the Statutes of KGHM Polska Miedź S.A., Members of the Management Board are appointed and dismissed by the Supervisory Board.

The authority of the Management Board to pass decisions on the issuance or redemption of shares is statutorily limited. In accordance with §29 sec.1 point 6 of the Statutes of the Company, any increase in share capital or issuance of shares requires the approval of the General Shareholders Meeting. The same holds true for the issuance of bonds (§29 sec. 1 point 10 of the Statutes of KGHM Polska Miedź S.A. in Lubin). The Management Board of the Company does not have the authority to increase the share capital or issue the shares of the Company under conditions specified in art. 444-446 of the Code of Commercial Companies.
The employment contracts which are signed with Members of the Management Board (for specified periods of time) state that, in case of the withdrawal (resignation) of a Member of the Management Board and the termination of their contract prior to the time stipulated in the contract, KGHM is due compensation for a period equal to the time remaining to complete the contract, in the amount of 1/12 of the wages for the previous year prior to termination of the contract, for each month, though in any case no longer than in an amount equalling 9 monthly wages for the previous year prior to termination of the contract. Should a Member of the Management Board be dismissed and his contract terminated prior to the contractually-specified time, the Member of the Management Board shall receive, in accordance with art. 471 of the Civil Code, compensation due to the loss of an existing source of income and to the premature termination of a contract in an amount equalling the 9 consecutive calendar months prior to termination of the contract.

In addition, employment contracts foresee compensation for Members of the Management Board due to the provision forbidding any activities which would be competitive towards KGHM, for a year's time from the date of termination of the employment contract, in an amount of 25% of the wages received by the Management Board Member under conditions prior to termination of the employment contract, payable in monthly instalments at the end of each month.

Detailed information on wages, bonuses or benefits for supervisory and management personnel can be found in Note 32 of the financial statements.

1.2. PRODUCTION RESULTS

The main objectives set forth by the Management Board with respect to production in 2007 were:
- optimal utilisation of the resource base and of the production capacity of the Company, and
- optimalisation of the copper content in ore and concentrate.

The objectives set forth required fulfilment of the following tasks:
- improving the ore selection system,
- increasing the scope of drift work to prepare new working areas in the mines and improvement in the degree of knowledge of the deposit,
- adapting the production capacity of specific areas of the Ore Enrichment Plants to the amount and quality of ore supplied,
- improving enrichment parameters through the successive exchange of floatation equipment in specific areas of the Ore Enrichment Plants, and
- maintaining the production of concentrates in an amount and quality necessary for the fullest use of the production capacity of the furnace sections of the smelters.

Mine production
Ore extraction by dry weight in 2007 was lower by 1.0 million tonnes than in 2006, and amounted to 30.3 million tonnes. The decrease in extraction in 2007 was caused by the curtailment, at the request of the National Labour Inspectorate, of extraction in the mines on days legally free from work.

The average copper content in extracted ore was 1.67% and was lower than that realised in 2006 (1.79%). This decrease in copper content in ore was caused by work in areas having a lower content of copper ore.

The decrease in the amount of extracted ore and its decreased quality caused a decrease in the extraction of copper in ore. The amount of copper in extracted ore was lower than that achieved in 2006 by 53.6 thousand t, i.e. by 10% and amounted to 505.9 thousand t.

The decrease in copper content in extracted ore directly affected the amount of copper in concentrate produced. In 2007 451.9 thousand tonnes was produced, i.e. 45.3 thousand tonnes (9%) less than in 2006. There was also a decrease in the content of copper in concentrate, from 25.6% in 2006 to 24.1%.

The amount of Ag in concentrate was lower than that produced in 2006 by 5% (a decrease from 1 265 t to 1 199 t).

To increase extracted ore in future, actions were taken on the development and implementation of a new system of labour organisation in the mines, which is aimed at extending the operating time of the mines without infringing on the statutory time free from work.

Table 1. Production results in mining

	Unit	2005	2006	2007	Change 2006 =100
Copper ore (dry weight)*	'000 t	30 434.4	31 279.4	30 261.7	96.7
of which mineral exploited from deposit**	'000 t	25 662.4	25 903.4	23 940.4	92.4
Copper content in ore	%	1.89	1.79	1.67	93.3
Copper concentrate (dry weight)	'000 t	1 975.5	1 945.4	1 874.9	96.4
Copper content in concentrate	'000 t	511.5	497.2	451.9	90.9

** As defined by the Ruling of the Council of Ministers dated 6 April 2004 regarding the Polish Classification of Goods and Services (known as PKWiU).*

*** As defined by the Law on Mining and Geology dated 4 February 1994 with later changes and by executory provisions to the Law.*

Smelter production

Electrolytic copper production was lower than that in 2006 by 23.6 thousand t (i.e. by 4%) and amounted to 533.0 thousand t. Despite the decrease in production from internal charges by 3% in relation to 2006, the final level of production was achieved thanks to an increase in the share of external charges in the form of imported concentrate, blister copper and scrap .

The lower production of gold is due to the processing in 2006 of purchased copper-bearing materials having a high gold content. The production of other smelter products depends on the level of electrolytic copper production and on market demand.

In January 2007, the production of refined lead commenced at the Legnica smelter (total production in 2007: 15 228 t).

Table 2. Production results in smelting

	Unit	2005	2006	2007	Change 2006 =100
Copper products:					
Electrolytic copper	'000 t	560.3	556.6	533.0	95.8
of which from external copper-bearing materials	'000 t	43.4	100.4	92.3	91.9
Wire rod (Contrirod)	'000 t	229.1	232.2	250.9	108.1
Oxygen-free copper rod (UPCAST)	'000 t	-	2.1	10.9	×5.2
Round billets	'000 t	14.0	18.7	19.0	101.6
Granular copper	'000 t	1.7	1.9	2.1	110.5
Other metals:					
Metallic silver	t	1 244	1 242	1 215	97.8
Metallic gold	kg	713	1 700	883	51.9
Crude lead	'000 t	21.1	21.0	21.1	100.5
Refined lead	'000 t	-	-	15.2	x

Main directions in production

In 2008 the Company will continue to realise basic production goals, including optimalisation of:

- utilisation of the resource base and production, and
- the copper content in ore and concentrate.

Realisation of these goals will be aided by the following projects:
- continued preparation of mine drifts being realised in the Rudna mine in the direction of the Głogów Głęboki Przemysłowy deposit,
- the application of new drift preparation work technology using drift combines,
- the development and implementation of a new labour organisation system in the mines, which will enable an extension of working time in the mines without infringing on the statutory time free from work,
- exchanging floatation machinery in the Ore Enrichment Plants,
- optimalisation of the enrichment processes in order to counter the effects of a decrease in ore quantity-quality parameters, and
- preparations to modernise the flash furnace complex in the Głogów II smelter.

1.3. PRODUCT SALES STRUCTURE

In comparison to the pre-2007 situation there was a decrease in the volume of sales of both copper and silver. 526.8 thousand t of copper were sold, i.e. 5% less (30.1 thousand t), while sales of copper wire rod increased by 10% (21.8 thousand t). Silver sales amounted to 1 177 t and were 5% lower (62 t) versus the comparable prior period. Simultaneously gold sales decreased by 54% (854 kg) and amounted to 738 kg. This decrease was caused by the relatively high level of sales in the prior year due to the processing of purchased copper-bearing materials with a high gold content during this period.

Table 3. Sales volume for basic products

	Unit	2005	2006	2007	Change 2006 =100
Copper and copper products	'000 t	552.3	556.9	526.8	94.6
of which export *	'000 t	378.1	378.8	335.2	88.5
Silver	t	1 250	1 239	1 177	95.0
of which export *	t	1 162	1 145	1 088	95.0
Gold	kg	630	1 592	738	46.4
of which export *	kg	153	1 203	-	x

* *including sales to European Union countries*

Table 4. Revenues from the sale of products* (in '000 PLN)

	2005	2006	2007	Change 2006 =100
Total	**7 924 195**	**11 264 794**	**12 103 511**	**107.4**
of which export **	**5 430 520**	**7 664 946**	**7 582 119**	**98.9**
Copper and copper products	6 749 792	9 612 166	10 328 748	107.5
of which export **	4 582 676	6 420 149	6 281 316	97.8
Silver	902 361	1 270 781	1 402 819	110.4
of which export **	836 224	1 166 451	1 296 542	111.2
Gold	30 360	95 710	45 527	47.6
of which export **	8 431	72 278	-	x
Other products and services	241 682	286 137	326 417	114.1
of which export **	3 190	6 068	4 261	70.2

* *Respecting impact on commodity hedging transactions*
** *including sales to European Union countries*

Revenues from the sale of KGHM Polska Miedź S.A. products amounted to PLN 12 103 511 thousand and were 7% higher than those achieved in 2006, mainly as a result of a lower adjustment to revenues due to hedging transactions, and to the increase in copper and silver prices alongside a less favourable exchange rate.

Revenues from the sale of products in 2007 reflect the negative result from the settlement of commodity hedging instruments in the amount of PLN (632 762) thousand (in 2006 PLN (2 453 727) thousand) and profit from the realisation of currency hedging instruments in the amount of PLN 146 234 thousand (in 2006 PLN 83 167 thousand). Sales revenues were also adjusted for the foreign exchange gains which arose from the hedging of a foreign currency loan and were recognised under revenues from cathode exports in the amount of PLN 50 995 thousand (in 2006 PLN 39 531 thousand).

Geographical structure of product sales

In 2007, the volume of domestic sales of copper and copper products represented 36% of total copper sales, with export and European Union sales accounting for 64%. During this period, the largest foreign customers for copper produced by KGHM Polska Miedź S.A. were Germany, the Czech Republic and France.

During the twelve months of 2007, silver sales amounted to 1 177 t. 8% was sold on the domestic market, while export and European Union sales accounted for 92% of sales volume. The largest foreign customers for silver were Great Britain, Belgium and Germany.

Macroeconomic sales conditions

In 2007, similarly as in the prior year, metals prices remained at high levels alongside relatively major price movements. The average electrolytic copper price on the London Metal Exchange (LME) amounted to 7 126 USD/t, meaning a 6% increase versus 2006, in which it amounted to 6 731 USD/t. The minimum average monthly copper price was recorded in January and amounted to 5 670 USD/t. The best month for copper producers was October, when prices varied around the average level of 8 008 USD/t.

Global average annual silver prices in 2007 reached the level of 13.38 USD/troz (430 USD/kg). The average annual silver price on the London Bullion Market Association (LBMA) was higher by 16% than in 2006, when it amounted to 11.55 USD/troz (371 USD/kg). The minimum average monthly silver price in August amounted to 12.36 USD/troz (397 USD/kg), while the highest price was observed in November - 14.70 USD/troz (473 USD/kg). This was simultaneously the highest average monthly silver price since January 1981.

Average monthly prices of copper on the LME and silver on the LBMA in the years 2005-2007 are shown in the chart below:

Chart 1. Copper quotations per the LME and silver quotations per the LBMA



Copper - '000 USD/t
Silver - USD/troz
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
17.0
15.0
13.0
11.0
9.0
7.0
5.0
Copper
Silver
2005
2006
2007

In 2007 the Polish currency remained in a rising trend. During this period the average National Bank of Poland USD/PLN exchange rate was 2.77 and was 11% lower than in the comparable period of 2006 (3.10 USD/PLN). In 2007 the minimum PLN exchange rate versus the USD was recorded in mid-December at the level of 2.41 USD/PLN, while the maximum was recorded at the end of January - 3.06 USD/PLN.

1.4. SIGNED CONTRACTS IMPACTING THE ACTIVITIES OF THE COMPANY

In 2007 the Company entered into the following significant contracts:

Trade contracts of the Company (value of contracts based on data current at the time contract signed):

- contract for the sale of 8 mm copper wire rod and oxygen-free wire rod in 2007, signed on 8 January 2007 between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. The estimated value of this contract is from approx. 556.8 million USD (i.e. approx. PLN 1 658.5 million) to approx. 656.0 million USD (i.e. approx. PLN 1 954.2 million),
- contract for the sale of copper cathodes in 2007 signed on 18 January 2007 between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH. The estimated value of this contract is 317.4 million USD, i.e. approx. PLN 955.8 million,
- contract for the sale of copper cathodes in 2007 signed on 12 March 2007 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. in London. The estimated value of this contract is 265.9 million USD, i.e. approx. PLN 784.7 million. This contract meets the criteria to be considered a significant contract, together with other contracts entered into during the 12 months preceding its signing (the total estimated value of contracts in this period was PLN 1 334.6 million).

In 2007 as respects sources of supply for KGHM Polska Miedź S.A. in materials for production, goods and services, a significant change was the decrease by PLN 750 932 thousand in the value of purchased copper-bearing materials. In 2007, 93 thousand tonnes of copper in external charges were purchased in the total amount of PLN 1 754 117 thousand, versus 112 thousand tonnes of copper (PLN 2 505 049 thousand) in the prior year.

There was no instance of dependence on a single or multiple suppliers. The only customer whose share in sales revenues exceeds 10% is Tele-Fonika Kable S.A., with a share in sales revenues of 18%.

Information on contracts for the review or auditing of the separate or consolidated financial statements

The entity entitled to audit the separate and consolidated financial statements of the Company for 2007 is Ernst & Young Audit Sp. z o.o. with its registered head office in Warsaw. This contract for review of the half-year financial statements and for the audit of the annual financial statements, for both the separate and consolidated financial statements, for the years 2007, 2008, 2009, was entered into on 30 April 2007.

Total remuneration due or paid, due to the review and audit of the separate and consolidated financial statements of KGHM Polska Miedź S.A. in respect of 2007, amounted to PLN 979 thousand. The remuneration of Ernst & Young Audit Sp. z o.o. due or paid for other purposes amounted in 2007 to PLN 635 thousand (in 2006, PLN 262 thousand).

The entity entitled to audit the separate and consolidated financial statements of the Company for 2006 was PricewaterhouseCoopers Sp. z o.o. with its registered head office in Warsaw. Total remuneration due or paid due to the review and audit of the separate and consolidated financial statements of KGHM Polska Miedź S.A. in respect of 2006 amounted to PLN 1 231 thousand. Total remuneration due or paid to the entity entitled to PricewaterhouseCoopers Sp. z o.o. for other purposes amounted in 2006 to PLN 143 thousand.

Related party transactions

In 2007 the Company entered into transactions with related entities. Among these the most significant for KGHM Polska Miedź S.A. were transactions with KGHM Polish Copper Ltd and KGHM Kupferhandlesges m.b.H. comprising the sale of copper and copper products and of silver.

Also of significance were the transactions of KGHM Metraco sp z o.o. related to the sale of Company products and to supplying the Company, among others, with scrap and chemicals, and transactions related to supply realised by PHP „Mercus" sp. z o.o. and services of POL-MIEDŹ TRANS Sp. z o. o. and PeBeKa S.A.

Following is a list of significant related party transactions.

Table 5. Related party transactions– sales ('000 PLN)

Related entity	Subject of transaction	Value of transaction
KGHM Polish Copper Ltd.	cathode sales	810 742
KGHM Kupferhandelsges. m.b.H.	cathode and wire rod sales	473 841
KGHM Metraco S.A.	sulphuric acid, nickel and copper sulphate, package waste, steel and aluminium scrap, lead, salt, cathodes, silver, gold and wire rod	320 639
„Energetyka" sp. z o.o.	sales of electricity, coal, throat gas	37 686
Walcownia Metali Nieżelaznych Sp. z o.o.	cathodes	21 887
PeBeKa S.A.	rental sales, sales of materials, beverages, energy	17 777
KGHM Ecoren S.A.	granulate slag, providing access to industrial acid flows	8 574
ZANAM-LEGMET Spółka z o.o.	leasing of cloak rooms, baths, lamp rooms, other rooms	5 923
POL-MIEDŹ TRANS Sp. z o.o.	energy, telecom services, leasing and rental	2 442

Table 6. Related party transactions – purchase ('000 PLN)

Related entity	Subject of transaction	Value of transaction
KGHM Metraco S.A.	black liquor, chemicals, coal, coke, copper scrap, transport services	920 753
PHP „MERCUS" sp. z o.o.	purchase of goods	463 465
KGHM Polish Copper Ltd.	copper concentrate, anodes, cathodes	305 331
PeBeKa S.A.	services: shaft construction, mine drift work	262 758
POL-MIEDŹ TRANS Sp. z o.o.	vehicular and railway transport services; oil products	212 860
„Energetyka" sp. z o.o.	electrical and heating energy, water, throat gas incineration services	164 802
ZANAM-LEGMET Spółka z o.o.	machinery and machine parts, boilers, repairs and servicing, machinery leasing,	140 130
CBJ sp. z o.o.	research and analysis services	32 390
PHU „Lubinpex" Sp. z o.o.	purchase of prophylactic meals and gastronomic services	19 227
INOVA Spółka z o.o.	DOTRA communications system, operation of a lamp room, continuous seismic observations, seismic equipment repair and maintenance, attestation and certification of mining machinery and equipment, copper concentrate	12 195
MCZ S.A.	purchase of medical services based on contracts	11 198
KGHM CUPRUM sp. z o.o. -CBR	purchase of research and design work, opinions, expertise, geodesic measurement services, rental	8 526
KGHM Ecoren S.A.	copper concentrate produced by the Raw Materials Recovery Section of KGHM Ecoren S.A.	3 468
WM „ŁABĘDY" S.A.	grinders	2 759

1.5. EMPLOYMENT AND WAGES

Employment

Employment in KGHM Polska Miedź S.A. at the end of 2007 was 18 259, meaning an increase in employment by 333, i.e. by 2%, versus the end of the prior year. Average annual employment in KGHM Polska Miedź S.A. amounted to 17 989 and was higher than the level of employment in 2006 by 309.

The highest increase in employment was recorded in the mining divisions. This was related to decisions to reorganise the ventilation and road maintenance sections, and to create separate ventilation sections, as well as to create two preparatory work sections in the Polkowice–Sieroszowice mine.

Table 7. End-of-period employment

	2005	2006	2007	Change 2006=100
Mines	11 551	11 682	11 998	102.7
Smelters	3 976	4 052	4 044	99.8
Other Divisions	2 150	2 192	2 217	101.1
Total	**17 677**	**17 926**	**18 259**	**101.9**

Average remuneration

In 2007 there was a significant increase in the average remuneration in the Company. This increase was mainly the result of the payment of a high additional annual bonus. Since 2007 updated principles have been in force in KGHM Polska Miedz S.A. for the payment of this bonus, which require for it to be linked to the amount of net profit earned by the Company. The average annual bonus paid in 2007 for the year 2006, along with prepayments on the bonus for 2007, amounted to approx. PLN 17.5 thousand, while in 2006 this amount was PLN 6.2 thousand. The average monthly remuneration, excluding payment of the additional annual bonus, amounted to PLN 6 384 and was higher than the comparable average remuneration for 2006 by 6%.

Table 8. Average monthly remuneration (in PLN)

	2005	2006	2007	Change 2006=100
Mining divisions	7 036	7 348	8 341	113.5
Smelting divisions	5 232	5 504	6 303	114.5
Total	**6 584**	**6 883**	**7 842**	**113.9**

Relations with the trade unions

In 2007, 3 side protocols were signed to the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A.:

- Side Protocol No. 9 – new principles for payment of the additional annual bonus were introduced,
- Side Protocol No. 10 – the table of basic wages was increased by 6% from 1 January 2007, and
- Side Protocol No. 11 – an additional PLN 20 million was transferred to the Social Fund for 2007.

In addition, two agreements were concluded in 2007 with the trade unions:

- on 3 January 2007, respecting an increase in the additional annual bonus for 2006 from 8.5% to 14.0%,
- on 17 January 2007, respecting determination of the number of health-related holidays for 2007 for employees working in especially hazardous conditions.

In 2007 two trade unions initiated collective disputes:

- the Copper Industry Trade Union (Związek Zawodowy Pracowników Przemysłu Miedziowego) demanded, among others, changes in employee wages categories and an increase in the wages increase index to a minimum of 10%, an increase in contributions to the employee retirement plan to 7% and an additional transfer to the Social Fund of PLN 100 million.

  Negotiations and mediation with the trade union ZZPPM did not conclude with the reaching of an agreement. The trade union organised a referendum and a protest picket, but did not decide to engage in other forms of protest.

- The Interdivisional Committee of the trade union NSZZ „Solidarność 80" demanded, among others, an increase in the wages of KGHM Polska Miedź S.A. employees by 20%, the transfer of PLN 100 million to the Social Fund and an increase in contributions to the Retirement Fund by 2%.

  Following a meeting between the representatives of the trade union and the Management Board of KGHM Polska Miedź S.A., during which the sides presented and explained their positions respecting the demands put forth, the trade union NSZZ „Solidarność 80" did not continue its collective dispute.

2. Investments and Research and Development

2.1. Investments in property, plant and equipment (Capital expenditures)

In 2007 investments were financed from internal funds.

Table 9. Capital expenditures ('000 PLN)

	2005	2006	2007	Change 2006=100
Mining	482 863	536 566	666 136	124.1
Smelting	131 299	150 185	128 841	85.8
Other activities	36 632	22 520	33 112	147.0
Total	**650 794**	**709 271**	**828 089**	**116.8**

Investment activities in 2007 were primarily aimed at the replacement of equipment and development projects. The structure of realised investments is presented in the table below:

Table 10. Structure of realised investments ('000 PLN)

	2005	2006	2007	Change 2006=100	Structure (%)
Development, of which:	271 787	326 266	334 815	102.6	40.4
in mining	219 624	230 509	286 309	124.2	34.6
in smelting	39 392	87 798	37 369	42.6	4.5
Replacement, of which:	282 748	285 744	412 109	144.2	49.8
mining machinery	124 269	139 027	190 303	136.9	23.0
Modernisation	51 762	45 895	36 403	79.3	4.4
Conformatory work	15 668	25 001	24 844	99.4	3.0
Other	28 829	26 365	19 918	75.5	2.4
Total	**650 794**	**709 271**	**828 089**	**116.8**	**100.0**
of which:					
IT	28 788	20 034	23 150	115.6	2.8
Ecology	48 731	31 670	40 014	126.3	4.8

Major projects and facilities realised in 2007:

- modernisation and replacement of machinery in the mines – 242 mining machines purchased,
- continuous outfitting of the mining divisions
- Głogów Głęboki Przemysłowy – in accordance with the planned timetable, in 2007, 10 115 meters of tunnel were built and infrastructural work was carried out respecting power equipment, dewatering, ventilation and air conditioning, and ore haulage. With respect to preparations for digging the GG-1 shaft, work was completed on seismic research for the shaft, terrain was purchased and work was realised on development of the project „Preliminary concept for the sitting of the GG-1 shaft",
- construction of the SW-4 shaft – in 2007 work was continued on shaft construction. This included completion of temporary facilities for the digging of the shaft, the commencement of rock mass freezing, digging of the shaft and the construction of lifting equipment for drilling, and 70 % of the access tunnels to the SW-4 shaft were completed,
- power and communications facilities,
- smelter machinery and aggregates were replaced and modernised,
- facilities related to improving and maintaining the safe operation of the Żelazny Most tailings pond, and eliminating its impact on the environment,
- investments related to environmental protection – the pulsation filter at the Legnica smelter was exchanged and work was completed on the realisation of projects at the Głogów smelter related to construction of industrial tailings pond No. 2 in Biechów, construction of a dedusting installation for the smelting-refining furnace and renovation of the bag deduster of the slag crushing unit.

Due to the implementation by the Company of International Financial Reporting Standards, the total amount of capital expenditures also includes expenditures on components (significant parts of an item of property, plant and equipment) and periodic repairs which had been recognised under operating costs until 2006.

In the course of implementation of the "Strategy of KGHM Polska Miedź S.A. and of the Group for the years 2007-2016", approved on 5 December 2006 by the Supervisory Board of the Company, decisions were also taken regarding the realisation of key projects for the Strategy:

- Approval of assumptions to the "Program for modernisation of pyrometallurgy in KGHM in the years 2007-2011"

  On 30 March 2007, the Management Board of the Company approved a "Program for modernisation of pyrometallurgy in KGHM in the years 2007-2011". The option selected is characterised by flexibility (it allows for the final shaping of the project during the course of its implementation), the absence of social costs and the possibility of taking decisions regarding implementation of the individual phases of the project based on a detailed analysis of each subsequent phase of the project.

  The approved version of the program for modernisation of pyrometallurgy in KGHM Polska Miedź S.A. provides for:

  a) An intensification of production at the flash furnace complex of the Głogów II smelter in 2009, to a production capacity of over 230 thousand tonnes of Cu blister annually,
  b) The building of a flash furnace complex at the Głogów I smelter with a production capacity of 250 thousand tonnes of Cu blister annually, to be completed by 2012,
  c) Modernisation of the Legnica smelter, enabling the selective smelting of concentrate from the Lubin mine in shaft furnaces (approx. 70 thousand tonnes of Cu in concentrate annually) and the building of an installation for the recovery of cobalt in the Legnica smelter, which will enable the recovery of associated metals (cobalt, lead), and
  d) The potential implementation of hydrometallurgy for the Lubin concentrate or other effective technologies.

- Implementation of the investment project "Hydrotransport of concentrate from the Ore Enrichment Plants to the Głogów smelter"

  On 25 April 2007, the Management Board of the Company decided to commence the investment project "Hydrotransport of concentrate from the Ore Enrichment Plants to the Głogów smelter" and approved a budget for this project of up to PLN 210 million. In July 2007, this investment project was approved by the Supervisory Board of the Company.

  The concept of concentrate hydrotransport is based on replacing the railway transport of concentrate by the use of pipes, thereby ensuring continual and secure transport while simultaneously eliminating the need to load the concentrate onto railway wagons at the OEPs and its subsequent unloading at the Głogów smelter. The application of hydrotransport technology will enable a decrease in operating costs, and in particular a decrease in transport costs and in the costs of dewatering the concentrate (energy costs).

  Work is currently underway to arrange all administrative and legal matters associated with gaining construction permits, and on signing agreements with the owners of terrain through which the pipe will pass. This work should be completed in the third quarter of 2008.

<u>Main areas of investment activities in the years 2008-2012</u>

The main areas of investment activities in the years 2008-2012 were developed based on the Company development strategy and comprise the following key activities:

Development and increased effectiveness of the core business

- increasing the resource base, including:
  a) replacing production-related assets in the divisions,
  b) developing the technical infrastructure of new mining regions,
  c) construction of the SW-4 shaft,
  d) realisation of the Głogów Głęboki Przemysłowy project, and
  e) exploring the possibility of mining the Radwanice–Gaworzyce deposit (initiation of mining would commence about 2012),

- improving effectiveness, including:
  a) renovation of the tailings hydrotransport installation,
  b) modernisation of pyrometallurgy,
  c) replacing railway transport of concentrate from the OEPs to the Głogów smelter with hydrotransport, and
  d) more rapid exchange of mining machinery.

Diversification of activities:

- increasing the utilisation of tailings waste, and
- increasing the production of salt associated with the copper ore.

2.2. EQUITY INVESTMENTS

KGHM Polska Miedź S.A. directly owns shares in 21 entities. Three companies belonging to the KGHM Polska Miedź S.A. Group comprise their own capital groups. These are: KGHM Ecoren S.A., PHP „MERCUS" sp. z o.o. and DIALOG S.A. The equity investments of KGHM Polska Miedź S.A. in specific entities is shown in the diagram below.

Diagram 2. Entities in which KGHM Polska Miedź S.A. had a direct ownership of shares at 31 December 2007


KGHM Polska Miedź S.A.
KGHM Ecoren S.A. 100%
„Energetyka" sp. z o.o. 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
PeBeKa S.A. 100%
DIALOG S.A. 100%
CBJ sp. z o.o. 100%
KGHM CUPRUM sp. z o.o. - CBR 100%
MCZ S.A. 100%
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges. m.b.H 100%
PHP „MERCUS" sp. z o.o. 100%
„Zagłębie" Lubin SSA 100%
KGHM Metraco S.A. 100%
KGHM CONGO S.P.R.L. 99.98%
KGHM LETIA S.A. 94.95%
TUW - CUPRUM 93.8%
PCPM sp. z o.o. 82.86%
MINOVA-KSANTE Spółka z o.o. 30%
Polkomtel S.A. 19.61%
PTR S.A. 11.88%
INTERFERIE S.A. 2.06%

The companies of the Group are diversified in terms of their activities. They offer products and services both related to the core business of KGHM Polska Miedź S.A. (including mine construction, the production of electrical power and heat, mining machinery and equipment and research and development) as well as services unrelated to the core business of KGHM Polska Miedź S.A., such as tourism, transportation, telecommunications and medicine.

<u>**Acquisition of shares**</u>

The value of equity investments related to the purchase or acquisition of shares in 2007 amounted to PLN 154 590 thousand. The Company purchased and acquired shares in the following Group companies:

- „Energetyka" sp. z o.o.
  In March 2007 an increase in share capital was registered for „Energetyka" sp. z o.o. by PLN 30 426 thousand. KGHM Polska Miedź S.A. acquired and paid for in cash all of the shares in the increased share capital. This increase was aimed at ensuring funds for the company for modernisation work and preparatory work related to the expansion of power generation capacity, and for repaying a loan from KGHM Polska Miedź S.A. in the amount of PLN 9 000 thousand.

The share capital of this company following the increase amounts to PLN 221 475 thousand. KGHM Polska Miedź S.A. owns 100 % of the company's shares.

- „MIEDZIOWE CENTRUM ZDROWIA" S.A.
  In October 2007 an increase in share capital was registered for MCZ S.A. by PLN 4 300 thousand. KGHM Polska Miedź S.A. acquired and paid for in cash all of the shares in the new issuance. The company used the funds obtained from this increase for investments in medical equipment.

  The share capital of this company following the increase amounts to PLN 51 118 thousand. KGHM Polska Miedź S.A. owns 100 % of the company's shares.
- „Zagłębie" Lubin SSA
  In October 2007 an increase in share capital was registered for „Zagłębie" Lubin SSA by PLN 100 000 thousand. KGHM Polska Miedź S.A. acquired all of the shares in the new issuance. The company will use the funds obtained from this increase for construction of a sports stadium.

  The shares will be paid for in cash in the following tranches:
  a) 1st tranche: PLN 25 000 thousand - to 30 September 2007 (paid),
  b) 2nd tranche: PLN 50 000 thousand - to 31 March 2008,
  c) 3rd tranche: PLN 25 000 thousand - to 30 June 2008.

  The share capital of this company following the increase amounts to PLN 113 689 thousand. KGHM Polska Miedź S.A. owns 100 % of the company's shares.
- KGHM LETIA S.A.
  In August 2007 the court issued a decision on entering KGHM LETIA Legnicki Park Technologiczny spółka akcyjna with its registered head office in Legnica into the Register of Entrepreneurs. The share capital of the company amounts to PLN 20 000 thousand. KGHM Polska Miedź S.A. acquired and paid for in cash 18 990 shares of the newly-created company with a total nominal value of PLN 18 990 thousand, representing 94.95% of the share capital.

Dividends received

In 2007 KGHM Polska Miedź S.A. received dividends from the following entities:

- Polkomtel S.A. PLN 264 221 thousand
  (including interim dividend of PLN 61 905 thousand for 2007),
- CBJ sp. z o.o. PLN 2 000 thousand,
- Polskie Towarzystwo Reasekuracji S. A. PLN 396 thousand,
- MINOVA - KSANTE Spółka z o.o. PLN 852 thousand,
- KGHM Polish Copper Ltd. PLN 2 895 thousand
  (interim dividend for 2007).

Loans and additional payments to the capital of Group companies

- In October 2007 KGHM Polska Miedź S.A. granted a non-returnable additional payment to the capital of KGHM Kupferhandelsges.mbH of EUR 3 800 thousand,
- In January 2007 „Energetyka" sp. z o.o. repaid a loan drawn from KGHM Polska Miedź S.A. in the amount of PLN 9 000 thousand. This loan was repaid using funds acquired from an increase in share capital,
- In November 2007 KGHM Polska Miedź S.A. granted a returnable additional payment to the capital of KGHM CUPRUM Sp. z o.o. - CBR of PLN 9 000 thousand to be used for completing construction of the office building CUPRUM II. The date for returning this payment was set at 31 December 2010.

Other equity investments

In 2007, KGHM Polska Miedź S.A. continued to invest in the AIG Emerging Europe Infrastructure Fund. The fair value of the investment in this Fund in the accounts of KGHM Polska Miedź S.A. at 31 December 2007 is PLN 10 665 thousand.

In 2007, the Company received a total amount of PLN 10 730 thousand from the AIG Fund, of which due to: the redemption of shares, PLN 3 065 thousand, and gains realised from the redemption of acquired shares, PLN 7 665 thousand. Simultaneously, the Company also paid a management fee of PLN 133 thousand.

Other significant events in the Group

In March 2007 a decrease in share capital was registered for KGHM Ecoren S.A. of PLN 10 051 thousand, through a decrease in the existing face value of shares from PLN 10.00 to PLN 9.55 per share. KGHM Ecoren S.A. transferred the amount resulting from this decrease in share capital in October 2007 to KGHM Polska Miedź S.A. The share capital of the company following the decrease amounts to PLN 213 322 thousand. KGHM Polska Miedź S.A. owns 100% of the company's shares.

Telecom assets

Polkomtel S.A.

The carrying amount of the shares of Polkomtel S.A. at 31 December 2007 in the financial statements of the KGHM Polska Miedź S.A. is PLN 437 250 thousand.

The basic items of the company's income statement are presented below:

Table 11. Financial results of Polkomtel S.A. ('000 PLN)

	2006	2007	Change 2006=100
Sales	7 359 014	7 799 020	106.0
Operating profit	1 477 088	1 771 713	119.9
EBITDA	2 486 494	2 832 633	113.9
Profit for the period	1 123 121	1 358 676	121.0

In 2007 the company, in comparison to 2006, increased sales by 6%. This increase in sales is mainly due to an increase in its client base, which in 2007 increased by 1 446 thousand persons, to over 13 454 thousand. EBITDA in 2007 amounted to PLN 2 832 633 thousand, with profit for the period of PLN 1 358 676 thousand.

On 29 March 2007, the General Shareholders' Meeting of Polkomtel S.A. resolved to pay a total shareholders dividend of PLN 1 031 765 thousand. Of this amount, the company paid an interim dividend of PLN 253 380 thousand in March 2007 based on a resolution of the Supervisory Board of the company. The remaining amount of PLN 778 385 thousand was paid on 8 June 2007. KGHM Polska Miedź S.A. received a total amount proportional to its shares in the company, i.e. PLN 202 316 thousand.

On 26 October 2007, the Supervisory Board of Polkomtel S.A. resolved to pay an interim dividend for 2007. A total of PLN 315 700 thousand was paid to shareholders, of which on 18 December 2007 KGHM Polska Miedź S.A. received PLN 61 905 thousand, in proportion to its shares owned.

In December 2005 a group of financial institutions announced a bid for the purchase of the shares in TDC. As a result of the settlement of this bid, there was a change of control over this entity. Consequently, based on the statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.

As a result of the so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. obtained the right to acquire a total of 4 019 780 shares of Polkomtel S.A. held by TDC Mobile International A/S. On 10 March 2006, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." This agreement was described in detail in a current report dated 10 March 2006 and in the annual report for 2005.

On 10 March 2006, Vodafone Americas Inc. filed a claim with the International Court of Arbitration of the Federal Chamber of Commerce in Vienna against six entities, naming TDC Mobile International A/S as the Principal Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders of Polkomtel S.A.

As at the date of this report, this dispute has not yet reached a conclusion. It is not possible to determine when these proceedings will conclude, nor their outcome.

DIALOG S.A.

In 2007 the company earned sales of PLN 496 736 thousand, i.e. 1% less than in the comparable period of 2006, with a profit for the period of PLN 71 458 thousand. Despite the general decrease in prices on the market and the strong competition from mobile phone operators, the company achieved EBITDA of PLN 123 758 thousand, i.e. 2% higher than in 2006.

Basic financial data for the years 2006-2007 are presented below:

Table 12. Financial results of DIALOG S.A.* ('000 PLN)

	2006**	2007	Change 2006=100
Sales	500 959	496 736	99.2
Operating profit	29 835	21 602	72.4
EBITDA	121 496	123 758	101.9
Profit for the period	71 271	71 458	100.3

* *preliminary data, not verified by an Auditor*
** *Financial data for 2006 in accordance with Polish Accounting Standards*

The intensive development of new services (including mobile and IPTV) expected over the next several years is necessary, as the strong competition from mobile phone operators means that DIALOG S.A., like other fixed-line operators, is experiencing a fall in voice service subscribers. At the end of December 2007 the company had 409.7 thousand traditional ringing lines.

In accordance with the approved strategy and business plan of DIALOG S.A., the company expects, apart from the continuation of projects already begun, to commence in the near future a variety of investment projects and products which together are aimed at increasing revenues and expanding the activities of the company, as well as permanently improving its profitability. Thanks to an agreement entered into with TP S.A., in March 2007 the company commenced sales of its services beyond its own network by using the incumbent operator's network (WLR services). During the nine months following commencement of WLR services, 144.0 thousand contracts were signed and was 25% higher than the planned amount.

The Management Board expects that over the next several years the share of WLR services will become a significant item in the company's revenue structure.

The company is also expanding its broadband Internet access services. At the end of December 2007 the number of broadband Internet users amounted to PLN 110.0 thousand.

In December 2007 the company signed a contract of cooperation with Polkomtel S.A., thanks to which in 2008 it will be able to begin offering mobile services as a so-called virtual operator (MVNO services).

In order to achieve its strategic goals, i.e. increasing its client base and increasing revenues and EBITDA, DIALOG S.A. is finalising transactions involving the takeover of other telephone operators. These transactions will permit an increase in the subscriber base of DIALOG S.A. and, thanks to the acquisition of infrastructure, will enable additional services to be provided, which will result in an increase in the company's sales and profitability.

On 22 February 2007, DIALOG S.A. finalised a transaction for the purchase of an organised part of an enterprise called E-wro. As part of this transaction, the company purchased an Ethernet technology network together with a base of 6.5 thousand subscribers with Internet access, along with other tangible and intangible assets. The purchase of this network increases the ability of DIALOG S.A. to provide modern services (e.g. interactive television).

In the third quarter of 2007 the Management Board of DIALOG S.A. resolved to commence actions aimed at the public listing of this company on the Warsaw Stock Exchange. The market debut of the company is possible in 2008, although the final date will depend on an owner's analysis of the situation on the equity markets. As part of the preparations for this offer, on 6 December 2007 the

Extraordinary General Shareholders' Meeting of Telefonia DIALOG S.A. resolved to decrease the share capital of the company from PLN 1 959 800 thousand to PLN 489 950 thousand, i.e. by PLN 1 469 850 thousand. The purpose of this operation was to improve the equity structure, i.e. to cover the accumulated losses incurred by the company in the amount of PLN 913 150 thousand, and to change the face value of the shares in connection with the planned IPO of the company's shares and their planned listing on a regulated market operated by the Warsaw Stock Exchange. This decrease in capital was carried out without payout to the company's shareholders.

Intentions as regards other equity investments

The intentions of KGHM Polska Miedź S.A. as regards equity investments (apart from the telecom assets described above) are mainly aimed at:

- investments in the areas considered by KGHM Polska Miedź S.A. as strategic,
- realisation of investments supporting the core business of KGHM Polska Miedź S.A.,
- actions aimed at improving the Group structure, and
- increasing the liquidity of assets and their reallocation in accordance with strategic investment directions.

The actions of KGHM Polska Miedź S.A. related to supporting the core business assume the realisation of projects aimed at modernising the technology of copper extraction and processing and reducing production costs. In carrying out these strategic intentions, those subsidiaries which provide services to the Divisions of KGHM Polska Miedź S.A. have developed investment plans aimed at these aspects.

„Energetyka" sp. z o.o. is continuing an investment project related to the modernisation and development of its power generation capacity, arising from a current evaluation of the energy needs of the Divisions of KGHM Polska Miedź S.A., and to reducing its production costs. The funds allocated for the partial financing of this program, in the form of an increase in the share capital of „Energetyka" sp. z o.o., represent a significant part of the equity investment plan of KGHM Polska Miedź S.A. for the years 2008-2012.

As a result of the implementation of this project, „Energetyka" sp. z o.o. has held discussions with PGNiG S.A. with the participation of KGHM Polska Miedź S.A. aimed at adapting its contracts to the current energy needs of KGHM Polska Miedź S.A. and ensuring the profitability of the venture. Preliminarily, in the course of negotiations new, adjusted to needs, gas amounts, dates of starting supplies, gas prices and way of its indexation were set. KGHM Polska Miedz S.A. and Energetyka" sp. z o.o. are waiting on a final PGNiG S.A. attitude towards this matter.

In 2008 KGHM Polska Miedź S.A. is planning to increase the share capital of PeBeKa S.A. in order to finance the purchase of a modern tunnel drilling combine for the Divisions of KGHM. In addition, PeBeKa S.A. has undertaken actions aimed at increasing its expertise in specialty construction and tunnelling. KGHM Polska Miedź S.A. will partially finance these investments through an increase in share capital.

In realising the strategy of increasing its value through investing in development-related areas, KGHM Polska Miedź S.A. also provides equity support to other investments by the entities of the Group, aimed at strengthening their positions in those sectors in which they operate.

A significant part in the realisation of development-related investment plans will be played by POL-MIEDŹ TRANS Sp. z o.o., in which expenditures are planned for realising investments aimed at increasing its expertise in railway transport. KGHM Polska Miedź S.A. will allocate significant amounts towards this goal over the next five years.

Significant investments with respect to the accepted strategy, with equity support by KGHM Polska Miedź S.A., will be realised by KGHM Ecoren S.A. This company aims to develop its activities in areas related to the production of road-building materials, utilising waste and recovering elements associated with the non-ferrous metals ores.

Realising its strategy with respect to the local community, KGHM Polska Miedź S.A. provides equity support to investments of social importance. In 2008 financing will continue for construction of a stadium for „Zagłębie" Lubin SSA, an investment begun in 2007. KGHM Polska Miedź S.A. will also support the purchase of new medical equipment in MCZ S.A.

Tasks related to simplifying and improving the structure of the KGHM Polska Miedź S.A. Group over the next several years will involve disposing of some entities unrelated to the core business of KGHM Polska Miedź S.A. and assuming direct supervisory control over entities directly related to KGHM Ecoren S.A. which are significant for the functioning of the core business.

The financial results of KGHM Polska Miedź S.A. for 2007 permit realisation of the accepted equity investment plan. To realise these investment projects the use of internal funds is assumed.

2.3. ENVIRONMENTAL PROTECTION

In 2007 KGHM Polska Miedź S.A., as in prior years, carried out its production tasks while endeavouring to protect the natural environment. This adherence to strict environmental standards, as determined by law, is possible thanks to the systematic modernisation of existing environmental protection equipment, as well as to new investments in this area. In 2007 the Company spent PLN 40 014 thousand on the realisation of projects related to environmental protection, and PLN 7 022 thousand on investments qualified as of a development-type or for maintaining production, though of a significant ecological nature.

Environmental fees

Total environmental fees paid by the Divisions of KGHM Polska Miedź S.A. in 2007 amounted to PLN 96 366 thousand. The largest fees paid by the Company were for the following:

- waste storage - PLN 76 066 thousand, including PLN 72 619 thousand for the storage of floatation tailings, and
- discharge of waste water - PLN 15 413 thousand, including PLN 15 406 thousand for the drainoff of excess water from the Żelazny Most tailings pond.

Legal aspect and intentions

All of the Divisions of KGHM Polska Miedź S.A. have current, valid administrative decisions respecting the environment.

In the prior year the following facilities received integrated permits:

- the Głogów smelter for operating an installation for the production of metallic copper using shaft furnace and flash furnace technology, an installation for the production of precious metals, an installation for the production of lead and an installation for tailings waste - settling pond unit IV, and other installations at the smelter which do not require integrated permits.
- the Głogów smelter for operating the „ Biechów industrial waste storage facility".
- the Głogów smelter for operating the „ Biechów II industrial waste storage facility".
- the Legnica smelter for operating an installation for the production of refined lead.

In 2007 the Legnica smelter underwent a certifying audit respecting the ISO 14001 standards, with positive results, and was granted a certificate for an integrated management system comprising: workplace safety and hygiene, quality and environmental protection, while the Głogów smelter was granted certificates with respect to quality - ISO 9001, and environmental protection - ISO 14001.

The Company's Divisions have achieved a level of environmental protection which permits them to operate these installations in accordance with prevailing law. In future it will however be necessary to carry out regular maintenance on these installations, as well as modernisation due to increasingly stringent laws, as well as to adhere to changing requirements arising from BAT (Best Available Technology). Amongst the most important investments planned in the near term are the following:

- continuation of current activities aimed at limiting the impact of the Żelazny Most tailings pond on the environment, and in particular stabilisation of the foundation of the tailings pond,
- modernisation of the gas dedusting installation of the concentrate drier at the Legnica smelter,
- reclamation work at the tailings pond of the Legnica smelter in Polowice,
- exchange of the loaded concentrate drying installation in the charge preparation section at the Głogów II smelter, and
- construction of a copper concentrate warehouse in the charge preparation section at the Głogów II smelter.

2.4. RESEARCH AND DEVELOPMENT

R&D work is financed by the Company's internal funds. In certain cases the Company makes use of public and EU funds.

Expenditures by KGHM Polska Miedź S.A. on R&D work in 2007 amounted to PLN 6 076 thousand and were at a similar level to those in 2006. The work carried out was connected to the Company's strategy. The work carried out in the Company in 2007 was concentrated on projects aimed at:

- intensifying production,
- optimal utilisation of resources,
- reducing costs, and
- minimising environmental impact by applying the best available technology.

Table 13. R&D expenditures ('000 PLN)

	2005	2006	2007	Change 2006=100
Mining	6 698	3 670	4 414	120.3
Smelting	3 516	2 385	1 662	69.7
Total	**10 214**	**6 055**	**6 076**	**100.3**

In 2007, in order to increase research potential for realisation of R&D work, a contract was signed by KGHM Polska Miedź S.A. for the creation of a consortium encompassing a large number of research facilities throughout Poland. This task, developed in 2007 in the form of research programs, will be realised in 2008 and subsequent years.

3. Review of financial position

3.1. Balance sheet: Assets

In comparison to the end of 2006, total assets increased by PLN 128 300 thousand, i.e. by 1%.

Table 14. Assets ('000 PLN)

	31.12.2006	31.12.2007	Change 2006=100	Structure (%)
Non-current assets	**7 017 104**	**7 387 532**	**105.3**	**59.7**
Property, plant and equipment	4 378 301	4 832 630	110.4	39.0
Intangible assets	75 424	74 830	99.2	0.6
Shares in subsidiaries	1 683 209	1 803 390	107.1	14.6
Investments in associates	438 559	438 559	100.0	3.5
Deferred tax asset	289 997	160 781	55.4	1.3
Available-for-sale financial assets	87 864	32 935	37.5	0.3
Derivative financial instruments	17 016	33 395	196.3	0.3
Trade and other receivables	46 734	11 012	23.6	0.1
Current assets	**5 234 333**	**4 992 205**	**95.4**	**40.3**
Inventories	1 638 271	1 603 487	97.9	13.0
Trade and other receivables	1 220 583	772 279	63.3	6.2
Derivative financial instruments	282 043	81 444	28.9	0.7
Cash and cash equivalents	2 093 436	2 534 995	121.1	20.5
Total assets	**12 251 437**	**12 379 737**	**101.0**	**100.0**

Property, plant and equipment is the largest item of assets, whose value at the end of 2007 was higher than the prior year by PLN 454 329 thousand. The more-than ten percent increase in the value of these assets is primarily the result of realisation of the investment program. Expenditures on property, plant and equipment (capital expenditures) amounted in 2007 to PLN 828 089 thousand, i.e. nearly twice as much as depreciation. A significant portion of these expenditures were related to development (40%) and replacement (50%), including the exchange of mine machinery (PLN 190 303 thousand).

The total value of shares held amounted to PLN 2 241 949 thousand, of which PLN 438 559 thousand represented investments in associates. The increase in the value of shares held by PLN 120 181 thousand (7%) versus the end of December 2006 was due to the realisation of equity investments. In 2007 KGHM financed the development of subsidiaries, mainly through the acquisition of shares in increased share capital. The largest expenditures were for the development of companies:

- „Zagłębie" Lubin SSA – an increase in share capital was registered by PLN 100 000 thousand, of which in 2007 the first tranche was paid of PLN 25 000 thousand. These funds were allocated on the construction of a stadium,
- Energetyka Sp. z o.o. – an increase in share capital by PLN 30 426 thousand for the expansion of power generation capacity.

Cash and cash equivalents was the largest item of current assets, in the amount of PLN 2 534 995 thousand. Their value increased during the year by PLN 441 559 thousand (21%). Unallocated funds were invested in financial assets, mainly short-term bank deposits and participation units in investment funds.

The participation units held in investment funds represented up to 18% of the value of cash and cash equivalents. All of these participation units were sold in December 2007 - the cash was allocated for payment of the second tranche of the shareholder dividend.

The value of inventories at the end of 2007 amounted to PLN 1 603 487 thousand, i.e. PLN 34 784 thousand (2%) less than in 2006, of which:

- semi-products and work in progress - a decrease by PLN 50 693 thousand,
- products - an increase by PLN 34 036 thousand
- materials - a decrease by PLN 17 859 thousand, mainly due to purchased charge materials in transit to the Company.

A significant item in current assets at the end of 2007 was current receivables in the amount of PLN 772 279 thousand, which were mainly comprised of trade receivables, whose value decreased from PLN 1 077 842 thousand at the end of 2006 to PLN 557 875 thousand in 2007. The decrease in trade receivables by nearly half was mainly related to domestic receivables from copper wire rod.

Derivative financial instruments were measured at PLN 33 395 thousand in non-current assets, and PLN 81 444 thousand in current assets.

The financial condition of the Company is reflected by an increase in the assets effectiveness ratios.

Table 15. Assets effectiveness ratios

	2006	2007
Assets turnover ratio	1.0	1.0
Non-current assets turnover ratio	1.7	1.6
Current assets turnover ratio	2.2	2.4
Liquid assets turnover ratio	3.5	3.7

Ratios calculated based on end-of-year balances, pursuant to methodology described in Annex A.

3.2. BALANCE SHEET: EQUITY AND LIABILITIES

In 2007 the basic source for financing assets was equity, whose share in total assets amounted to 72% (66% in 2006).

Table 16. Sources of financing assets ('000 PLN)

	31.12.2006	31.12.2007	Change 2006=100	Structure (%)
Equity	**8 115 814**	**8 965 949**	**110.5**	**72.4**
Share capital	7 413 573	2 000 000	27.0	16.2
Other reserves	(431 526)	13 783	x	0.1
Retained earnings	1 133 767	6 952 166	x 6.1	56.2
Non-current liabilities	**1 321 346**	**1 439 396**	**108.9**	**11.6**
Trade and other payables	6 522	6 305	96.7	0.1
Borrowings and finance lease liabilities	29 552	20 319	68.8	0.2
Derivative financial instruments	1 486	3 087	x 2.1	0.0
Liabilities due to employee benefits	803 875	853 096	106.1	6.9
Provisions for other liabilities and charges	479 911	556 589	116.0	4.5
Current liabilities	**2 814 277**	**1 974 392**	**70.2**	**15.9**
Trade and other payables	1 457 647	1 466 948	100.6	11.8
Borrowings and finance lease liabilities	10 808	8 612	79.7	0.1
Current tax liabilities	400 846	343 022	85.6	2.8
Derivative financial instruments	837 093	14 335	1.7	0.1
Liabilities due to employee benefits	63 234	66 199	104.7	0.5
Provisions for other liabilities and charges	44 649	75 276	168.6	0.6
Total equity and liabilities	**12 251 437**	**12 379 737**	**101.0**	**100.0**

The increase in equity by PLN 850 135 thousand was comprised of:

- the change in the revaluation reserve on financial instruments and on available-for-sale financial assets (PLN 445 309 thousand), mainly due to the settlement of hedging transactions,
- the financial result for 2007, less the dividend for 2006 (PLN 404 826 thousand).

In addition there were significant changes in share capital from revaluation due to hyperinflation, which at the end of 2006 represented a significant part of share capital. Based on a Resolution of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A., this capital in the amount of PLN 5 413 573 thousand was transferred to reserve capital.

Total non-current and current liabilities amounted to PLN 3 413 788 thousand, i.e. PLN 721 835 thousand less than at the end of 2006. Their share also decreased in the assets financing structure, as demonstrated by the relation of liabilities to equity - a decrease from 51% to 38%.

The largest item was trade and other payables, totalling PLN 1 473 253 thousand, of which ('000 PLN):

- trade payables 565 655,
- other payables 907 598.
  of which: taxation and social security PLN 261 633 thousand; accruals, mainly respecting the annual bonus, PLN 280 843 thousand.

A significant item is the liability due to employee benefits in the total amount of PLN 919 295 thousand, of which ('000 PLN):

- the coal equivalent payment 507 077,
- jubilee bonuses 243 208,
- retirement and disability benefits 169 010.

Liabilities due to derivative transactions mainly respected trade instruments and amounted to PLN 17 422 thousand, i.e. far less than in 2006. The decrease in liabilities in this regard by PLN 821 157 thousand is mainly the result of a change in hedging strategy.

The prevailing part of provisions for liabilities (PLN 631 865 thousand – total non-current and current) is made up of a revalued provision for decommissioning costs of mines and other facilities (PLN 550 311 thousand).

Ratios illustrating the financing of assets did not change significantly with respect to 2006.

Table 17. Assets financing ratios

	2006	2007
Coverage of assets by equity	0.7	0.7
Coverage of non-current assets by equity	1.2	1.2
Coverage of non-current assets by long-term capital	1.3	1.4
Coverage of current assets by current liabilities	0.5	0.4

Ratios calculated based on end-of-period balances, based on methodology described in Annex A.

Contingent and off-balance sheet receivables and liabilities

At 31 December 2007, contingent receivables of the Company amounted to PLN 122 972 thousand, most of which related to contested State budget issues, while off-balance sheet receivables amounted to PLN 25 195 thousand and related entirely to implementation of projects and inventions.

Contingent liabilities at the end of 2007 amounted to PLN 675 886 thousand, including due to:

- an agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A. (PLN 641 731 thousand)
- guarantees granted (PLN 12 811 thousand),
- preventive safety measures against mining damage (PLN 10 000 thousand), and
- contested issues (PLN 7 483 thousand).

Off-balance sheet liabilities in the amount of PLN 451 189 thousand primarily comprise:

- fees for the right of perpetual usufruct of land in the amount of PLN 373 099 thousand,
- liabilities due to implementation of projects and inventions (PLN 55 588 thousand),
- an operating lease in the amount of PLN 22 502 thousand.

3.3. LIQUIDITY

Financial resources

The structure of the Company's cash and cash equivalents is presented in the table below:

Table 18. Structure of cash and cash equivalents at end of period ('000 PLN)

	31.12.2005	31.12.2006	31.12.2007	Change 2006=100
Cash in hand and at bank	2 465	368	1 628	× 4.4
Other monetary assets, of which:	1 641 144	2 093 068	2 533 367	121.0
- monetary assets payable up to 3 months,	1 640 111	2 091 251	2 530 859	121.0
- interest on financial assets payable up to 3 months	1 033	1 817	2 508	138.0
Total	**1 643 609**	**2 093 436**	**2 534 995**	**121.1**

Financial income from the depositing of periodically unallocated cash resources and financial investments is shown below:

Table 19. Financial income from the depositing of periodically unallocated cash and cash equivalents and short-term investments ('000 PLN)

	31.12.2005	31.12.2006	31.12.2007	Change 2006=100
On-demand bank deposits	48	119	266	×2.2
Securities	40 900	4 264	14 019	×3.3
Fixed term bank deposits	20 130	60 495	99 944	165.2
Total	**61 077**	**64 877**	**114 229**	**176.1**

The increase in financial income was due to the high level of cash and cash equivalents. Periodically unallocated cash and cash equivalents deposited in fixed term bank deposits generated financial income in the amount of PLN 99 944 thousand.

From the investment of periodically unallocated cash and cash equivalents in securities and investment funds, the Company earned financial income of PLN 14 019 thousand.

Credit servicing in 2007

In 2007 the Company did not make use of external sources of financing, and at 31 December 2007 held no liabilities due to bank loans.

The Company has an overdraft facility with Bank Handlowy w Warszawie S.A. of up to USD 10 000 thousand. At 31 December 2007 the Company did not utilise the overdraft facility.

3.4. INCOME STATEMENT

Profit before income tax in 2007 amounted to PLN 4 655 530 thousand and was 6% higher than in the comparable prior period. Profit before income tax was impacted by ('000 PLN):

- profit on sales 4 879 748
- loss from other operating activities (197 714)
- loss from financing activities (26 504)

Table 20. Income statement ('000 PLN)

	2006	2007	Change 2006=100
Sales	11 669 730	12 183 113	104.4
Operating costs	7 531 202	7 303 365	97.0
Profit on sales	**4 138 528**	**4 879 748**	117.9
Result on other operating activities	264 068	(197 714)	x
Operating profit	**4 402 596**	**4 682 034**	106.3
Result on financing activities	(22 551)	(26 504)	117.5
Profit before income tax	**4 380 045**	**4 655 530**	106.3
Profit for the period	**3 604 988**	**3 798 826**	105.4
EBITDA (EBIT + depreciation)	*4 784 023*	*5 100 585*	*106.6*

In relation to 2006, the increase in profit on sales is mainly due to the decrease by PLN 1 895 496 thousand of the negative result from the measurement of hedging transactions (from PLN (2 331 029) thousand to PLN (435 533) thousand) and to the increase in sales revenues by PLN 1 009 514 thousand due to the increase in copper and silver prices (copper +6%; silver +16%).

Profit on sales was negatively impacted by the strengthening of the PLN versus the USD by 11% (which decreased sales by PLN 1 359 300 thousand) and the decrease in the volume of copper and silver by 5% (which decreased revenues from copper and silver sales by PLN 708 772 thousand).

Table 21. Basic factors affecting the result on sales

	Unit	2006	2007	Change 2006=100
Sale of copper and copper products	'000 t	556.9	526.8	94.6
Silver sales	t	1 239	1 177	95.0
Average copper price on the LME	USD/t	6 731	7 126	105.9
Average silver price on the LBM	USD/troz	11.55	13.38	115.8
Average USD/PLN exchange rate per NBP	PLN/USD	3.10	2.77	89.4
Unit cost of electrolytic copper production	PLN/t	10 497	11 160	106.3
	USD/t	3 381	4 031	119.2

In 2007 99% of revenues from sales represented revenues from the sale of products, of which: 36% - from the sale of cathodes and their constituent parts, 44% - copper wire rod, 12% - metallic silver. Revenues from the sale of products were higher by PLN 838 717 thousand, i.e. by 7% versus the comparable period.

The result on other operating activities of PLN (197 714) thousand was mainly due to the following (in '000 PLN):

- loss on measurement and realisation of derivative instruments (313 147)
- income from dividends 270 363
- exchange losses (165 451)
- interest income on financial instruments 14 434
- impairment allowances on other non-financial receivables (42 556)
- release and recognition of provisions (42 415)
- impairment losses on shares in a subsidiary (24 208)

The loss on financing activities of PLN (26 504) thousand was mainly due to the change in the level of provisions (unwinding of the discount effect) in the amount of PLN (26 302) thousand.
Profit before tax was charged by income tax in the amount of PLN 856 704 thousand. Current income taxation in the amount of PLN 843 905 thousand was increased by PLN 12 799 thousand due to temporary differences.

In accordance with the requirements of the tax law, the basis for taxation (taxable base) was established by the adjustment to profit before income tax („+" being an increase, „-" being a decrease in the profit before taxation):

Table 22. Adjustment to profit before income tax by the change in taxable base ('000 PLN)

Profit before income tax (gross)	**4 655 530**
- Income tax calculated at tax rates in force	884 551
- Non-taxable income	(186 798)
- Expenses not deductible for tax purposes	151 687
- Adjustments to current income tax from prior periods	7 264
Income tax expense	**856 704**

Financial ratios

The table below presents the basic ratios describing the economic activities of KGHM in the years 2006-2007:

Table 23. Basic ratios describing the economic activities of the Company

	2006	**2007**
Current liquidity	1.86	2.53
Quick liquidity	1.28	1.72
ROA - return on assets (%)	29.4	30.7
ROE - return on equity (%)	44.4	42.4
Debt ratio (%)	33.8	27.6
Durability of financing structure (%)	77.0	84.1

Liquidity ratios show the relationship of current assets, or their more liquid part, to current liabilities. The increase in the liquidity ratios was mainly due to a decrease in current liabilities by 30%.

The increase in the financial result by 5% alongside the increase in total assets by 1% caused a slight increase in the return on assets (ROA). The decrease in the return on equity (ROE) is due to an increase in equity by 10% (detailed information on page 21).

The decrease in the debt ratio was due to a decrease in liabilities by 17%. The increase in the durability of financing structure ratio was mainly due to the increase in equity by 11%.

Capital market ratios

The Company's activities are characterised by the following capital market ratios, significant from an investor's point of view:

Table 24. Capital market ratios

		2006	**2007**
EPS (PLN)	*Profit (loss) for the period / number of shares*	18.02	18.99
P/CE	*Price per share / financial surplus per share**	4.5	5.0
P/E	*Price per share / earnings per share*	4.9	5.6
MC/S	*Market capitalisation**/ revenues from sales*	1.5	1.7
P/BV	*Price per share book value per share****	2.2	2.4

** Financial surplus per share= profit for the period + depreciation*
*** Market capitalisation represents total shares outstanding times share price from the last day of the year.*
(200 million shares x PLN 89.00 in 2006; PLN 105.80 in 2007)
**** Book value equals that of the balance sheet date.*

3.5. Operating costs

The Company's operating costs are decisively impacted by the costs of electrolytic copper production.

Table 25. The unit cost of electrolytic copper production

	Unit	2005	2006*	2007	Change 2006=100
Total unit cost of copper production	PLN/t	7 723	10 497	11 160	106.3
	USD/t	2 388	3 381	4 031	119.2
of which: from internal charges	PLN/t	7 421	8 185	9 313	113.8

* *2006 under 2007 conditions with respect to smelter processing costs – relates to method for valuing anode forms.*

The total unit cost of copper production increased by 663 PLN/t, i.e. by 6%, mainly due to:

- the increase in labour costs, in connection with a higher additional annual bonus (an increase from 14% in 2006 to 24% in 2007),
- the decrease in copper production from internal concentrate, and
- the use of relatively more expensive internal semi-products from storage,

alongside a lower price and amount of external copper-bearing materials used in production.

The cost of copper production from internal charges increased by 1 128 PLN/t, i.e. by 14%, which was primarily due to the increase in labour costs and the decrease in copper production from internal concentrate.

The cost of copper production represents 94% of total costs by type. The structure of costs by type is shown in the table below:

Table 26. Structure of costs by type (%)

	2005	2006	2007
Depreciation/Amortisation	5	5	6
Materials and energy consumption	36	51	45
including external charges	*9*	*32*	*23*
External services	17	12	12
Labour costs	35	27	32
Taxes and charges	5	4	4
Other	2	1	1

In 2007 total costs by type decreased versus the prior year by PLN 587 694 thousand, i.e. by 7%. The main cause was the lower value of copper-bearing materials by PLN 822 249 thousand due to a lower volume (by 29 thousand t) and purchase price (by 2 373 PLN/t).

Costs by type, excluding the value of purchased copper-bearing materials, increased by PLN 234 556 thousand, i.e. by 4%, mainly due to:

- an increase in labour costs due to a higher additional annual bonus by PLN 164 052 thousand, and
- an increase in depreciation costs by PLN 37 124 thousand.

3.6. Unusual events impacting the financial results of the Company

The results of the Company were impacted by decisions related to the recognition in the accounts of 2007 of the following events of an unusual character:

Table 27. Major unusual events impacting the financial results of the Company ('000 PLN)

		impact on profit before income tax
Provisions recognised or increased for future expenses and liabilities, due to:		
–	revaluation of provisions for future employee benefits – retirement/disability rights, jubilee awards and coal equivalent payments	(52 186)
–	revaluation of provisions for decommissioning costs of mines and other facilities	(42 693)
–	annual remuneration due to Metallurgist's Charter	(16 132)
–	property tax and interest on property tax	(10 623)
Valuation of long and short term financial assets		
–	result of measurement of derivative instruments	(265 982)
–	impairment loss on assets under construction and intangible assets not available for use	(5 165)
Provisions for impairment losses (or their reversal) on receivables and impairment losses on property, plant and equipment:		
–	allowances for impairment of other receivables together with interest (excess of allowances recognised over reversed)	(42 571)
–	impairment losses on shares in subsidiaries	(24 208)

3.7. Risk management in the Company in 2007

In 2007 copper price hedging strategies represented approx. 25% (in 2006 34%) of sales of this metal realised by the Company. In the case of silver they amounted to approx. 6% (in 2006 31%). In the case of the currency market, hedged revenues from sales represented approx. 10% (in 2006 13%) of total revenues from sales realised by the Company.

Transactions in derivative instruments entered into on the metals market were settled with a negative result, while currency hedging transactions were settled with a positive result. In 2007 the result on derivative instruments amounted to PLN (748 680) thousand (in 2006 PLN (2 481 500) thousand), of which:

- revenues from sales were adjusted by PLN (435 533) thousand (in 2006 PLN (2 331 029) thousand) – being the amount transferred from revaluation reserve to profit and loss in the financial period,
- PLN (47 165) thousand (in 2006 PLN (11 883) thousand) adjusted other operating costs - loss from the realisation of derivative instruments,
- PLN (265 982) thousand (in 2006 PLN (138 588) thousand) adjusted other operating costs - loss from the measurement of derivative instruments. The adjustment of other operating costs due to the measurement of derivative transactions results from changes of the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the revaluation reserve.

In 2007, the Company implemented copper price hedging strategies of a total volume of 150 thousand tonnes and a maturity falling in 2008. The Company made use of options. Additionally, during this period the Company implemented adjustment hedge transactions of a total volume of 5 390 tonnes and a maturity falling in January, the period from March to July, September and October 2007, and for the period from April to September 2008.

In the case of the silver market, during the analysed period strategies were implemented to hedge the price of this metal in a total volume of 19.2 million troz and a time horizon falling in 2008 and 2009. The Company made use of options. In 2007, there were no adjustment hedge transactions implemented on the silver market.

In the case of the forward currency market, in 2007 the Company implemented strategies hedging the USD/PLN rate for an amount of USD 300 million and a maturity falling in the second half of

2007. The Company made use of forward contracts. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in 2008 (150 thousand t) and for a portion of silver sales planned in 2008 (12.0 million troz) and in 2009 (9.6 million troz). The Company has no hedged positions with respect to revenues from sales (currency market).

The Company continuously monitors the commodity and currency markets, and these monitoring activities are the basis for taking decisions on implementing hedging strategies.

At 31 December 2007, the fair value of open positions in derivative instruments amounted to PLN 97 417 thousand, of which PLN 97 419 thousand was in respect of the fair value of hedging instruments, while PLN (2) thousand was in respect of the fair value of traded derivative instruments. The fair value of open positions in derivative instruments varies in dependence on changes in market conditions, and the final result on these transactions may vary significantly from the amounts described above.

At 31 December 2007, the revaluation reserve amounted to PLN 9 895 thousand, of which PLN (964) thousand respected the effective part of the amount from the measurement of transactions hedging the metals price risk, while PLN 10 859 thousand respected the effective part of the amount from the measurement of transactions hedging the currency risk (loans denominated in foreign currency).

At the end of 2006 the revaluation reserve from measurement of the effective portion of the fair value of hedging instruments amounted to PLN (557 528) thousand.

During 2007 the change in the revaluation reserve (an increase) amounted to PLN 567 423 thousand. This amount is comprised of changes in fair value during the period recognised in the revaluation reserve due to the effective portion of hedging transactions entered into, i.e. an increase in revaluation reserve by PLN 131 890 thousand, and the amount transferred from the revaluation reserve to profit and loss due to the settlement of hedging transactions, an increase in the revaluation reserve by PLN 435 533 thousand (an adjustment in minus of revenues from sales for 2007).

Details of the risk management policy in the Company together with identification of the main types of risk can be found in Notes 8, 30 and 31 of the financial statements.

3.8. CONTESTED ISSUES

List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

At 31 December 2007, the total value of unresolved contested issues both by and against the Company amounted to PLN 180 333 thousand, including receivables of PLN 137 680 thousand and liabilities of PLN 42 653 thousand.

The largest proceedings being pursued by the Company with regard to debtors as at the end of 2007 relate to the following:

- **property tax on underground mining works for 2003-2007**

  The total value of the claims is PLN 51 474 thousand. The mayor of Polkowice, by way of five decisions, set the amount of the property tax on underground mining works at PLN 10 411 thousand for 2003, PLN 10 439 thousand for 2004, PLN 10 244 thousand for 2005, PLN 10 239 thousand for 2006 and PLN 10 141 thousand for 2007.

  The local board of appeal (Samorządowe Kolegium Odwoławcze) in Legnica upheld the decisions of the mayor of Polkowice. The Company filed an appeal with the Voivodeship Administrative Court in Wrocław against the decisions of the local board of appeal in Legnica.

  On 15 March 2007, the Voivodeship Administrative Court issued judgments unfavourable for the Company respecting taxation for the years from 2003 to 2006, in respect of which the Company filed a cassation appeal with the Supreme Administrative Court. In the matter respecting determination of the amount of taxation on property for 2007, the Company filed an appeal with the Voivodeship Administrative Court in Wrocław.

- **property tax for 2007**

  The amount contested is PLN 7 765 thousand. The mayor of Polkowice, by a decision issued based on the law on taxation and local fees, set the amount of property tax for 2007 at PLN 7 765 thousand.

  The local board of appeal in Legnica upheld the decision of the mayor of Polkowice. The Company filed an appeal with the Voivodeship Administrative Court in Wrocław against the decision of the local board of appeal in Legnica. On 14 December 2007, the Voivodeship Administrative Court dismissed the appeal. The Company requested a copy of the verdict with its justification.

The largest proceedings being pursued by the Company with regard to liabilities as at 31 December 2007 relate to the following:

- **Payment of damages due to deterioration of water from the AQ1 and AQ2 water supplies caused by the activities of the Lubin mine of KGHM Polska Miedź S.A. on the terrain of the municipality (Gmina) of Warta Bolesławiecka**

  The amount contested is PLN 11 839 thousand. A statement of claim dated 24 March 2003 was filed with the Regional Court in Legnica, Civil Section I, by BOBMARK INTERNATIONAL Sp. z o. o. with its registered head office in Warsaw. On 30 June 2006, the Company received an opinion, issued to the order of the Court, of a company specialises in marketing and market research, regarding the evaluation of lost opportunities of BOBMARK INTERNATIONAL. The opinion issued by Contract Consulting Kumela i Wspólnicy Spółka Jawna in Kraków is in favour of the Company. At the trial on 13 August 2007, in connection with claims of the plaintiff related to advertising costs and inappropriate water sale price, the Court admitted evidence from a supplementary opinion by experts and set a time period for the plaintiff's attorney to develop questions for the experts.

- **Fees for use of a patent for the period from 1 January 1997 to 31 December 2002**

  Value of amount under dispute: PLN 10 602 thousand. The statement of claim of TKW Combustion Sp. z o.o. in Głowno was filed with the Regional Court in Świdnica, Economic Section VI, on 30 July 2003. In the opinion of KGHM Polska Miedź S.A., this claim is groundless due to the fact that the design is utilised based on a licensing agreement 1/91 dated 25 July 1991, which authorises the Company to make use of the project over an indefinite period of time, with a licensing fee payable only for the first five years of use of the project. The court, by a ruling dated 13 January 2004, adjourned the proceedings until the issue of the patent is heard. On 27 December 2007, the Voivodeship Administrative Court in Warsaw overturned the decision on annulment of the patent by the Polish Patent Office. The issue of the patent will be reconsidered by the Polish Patent Office.

Contested tax issues

The value of contested tax issues in 2007 decreased by PLN 37 086 thousand. The value of contested tax issues at 31 December 2007 was PLN 2 768 thousand.

The most important event which caused a decrease in the value of contested tax issues was the decision of the Constitutional Tribunal from 20 December 2007, regarding combined constitutional complaints by KGHM Polska Miedź S.A. on examining the constitutionality of the Act on payment from profit of one-man, State Treasury Companies. The Constitutional Tribunal dropped claims in the matter of payment from profit for 1996 and 1997 (the amounts contested respectively were PLN 23 729 thousand and PLN 5 292 thousand). The Tribunal decided that the Company can not cite the laws and liberties guaranteed by the Constitution. Which means, that the Tribunal rejected to analyse the compliance of laws pointed in a constitutional complaints with the Polish Constitution and thereby ended proceedings. The Constitutional Tribunal verdict is final and binding.

The contested tax issues which have been concluded or remain unresolved do not represent liabilities for KGHM Polska Miedź S.A., as the Company has already paid the taxes due arising from decisions of the tax authorities. Any eventual favourable resolution of those matters remaining unresolved would result in a refund to the Company of the payments made, together with interest.

4. REALISATION OF COMPANY DEVELOPMENT ASSUMPTIONS

4.1. REALISATION OF COMPANY STRATEGY

According to the current „Strategy of KGHM Polska Miedź S.A. and Group for the years 2007 - 2016", the activities of KGHM Polska Miedź S.A. are aimed at increasing the value of the Company by maintaining its position as a global producer of copper and silver, as well as through development as respects the mining and processing of other non-ferrous metals. In addition, the Strategy foresees actions being taken as respects waste management and utilisation, the production of rock salt and optimal utilisation of telecom assets.

The strategy of KGHM Polska Miedź S.A. is carried out in three main areas:

- development and increased effectiveness of the core business,
- diversification, and
- support of the development of KGHM.

Realisation of the Strategy in 2007

As part of those activities whose goal is to increase the copper ore resources owned by the Company (so-called resource assets), work was continued on gaining working access to the Głogów Głęboki Przemysłowy deposit. Realisation of this project will increase the resource base currently owned by the Company, allowing continuation of the present level of copper production over the long term.

In accordance with a resolution of the Management Board of KGHM Polska Miedź S.A. passed on 4 September 2007, the Strategy of the Company is being carried out through the following areas of the business - Strategic Business Units (SBU):

- mining,
- smelting,
- telecoms,
- diversification,
- Group,
- and a Strategic Supporting Unit (SSU) – Corporate Center.

In order to streamline the implementation process and monitor realisation of the Strategy, the Company continued to implement a Balanced Scorecard. This tool improves the process of taking strategic and operational decisions by concentrating on those key factors responsible for shaping the value of the Company.

Actions planned for 2008

The most important strategic actions of the Company in 2008 will be the realisation of strategic initiatives in the following functional areas:

- Improving the effectiveness of the core business and guaranteeing the planned production level through:
  a) developing the mine infrastructure in the region of Głogów Głęboki Przemysłowy,
  b) construction of shaft SW-4,
  c) continuous equipping of the mining divisions.

In addition, the Company is seeking ways to expand the resource base, as a result of which the possibility is being considered of KGHM Polska Miedź S.A. participating in entities which own metal deposits, and which own exploration rights in various parts of the world. Work is currently at the conceptual stage.

- Telecom assets – plans call for the acquisition in 2008 of an additional block of shares of Polkomtel S.A., and the acquisition of a stable dividend flow from ownership of these assets in future years.

- Power assets – an increase in the share capital of Energetyka Sp. z o.o., in order to:
  a) modernise and expand existing power generation capacity based on steam-gas units, which will lead to a decrease in energy costs incurred by KGHM, and
  b) purchase shares of the local energy producer.
- Equity investments – whose main goal is to increase equity inflow (dividends) and to increase the value of these assets over the long term.

4.2. Realisation Of Financial Forecasts For 2007

In a current report dated 21 August 2007 the Company published the adjusted Budget assumptions for 2007 as confirmed by the Management Board of the Company on the same day and approved by the Supervisory Board on 30 August 2007 (current report from the same day).

The adjusted Budget assumes the achievement in 2007 of revenues from sales in the amount of PLN 11 854 million and profit for the period of PLN 3 682 million.

Details of the basic assumptions, forecast results and their realisation are presented below:

Table 28. Realisation of the projected financial results of the Company for 2007

		Forecast dated 17.01.2007 *	Forecast dated 21.08.2007 **	Execution 2007	Realisation of forecast %
Sales	million PLN	10 647	11 854	12 183	102.8
Profit for the period	million PLN	2 978	3 682	3 799	103.2
Average annual copper prices	USD/t	5 700	6 950	7 126	102.5
Average annual silver prices	USD/troz	12.00	12.50	13.38	107.0
USD/PLN exchange rate	PLN/USD	2.95	2.80	2.77	98.9
Electrolytic copper production	'000 t	538.0	531.5	533.0	100.3
of which from external copper-bearing materials	'000 t	73.3	79.6	92.3	116.0
Silver production	t	1 125	1 148	1 215	105.8
Unit electrolytic copper production cost	PLN/t	9 450	10 320	11 160	108.1
Expenditure on property, plant and equipment	million PLN	1 142	1 020	828	81.2

* *Based on the Budget for 2007 approved by the Supervisory Board on 17 January 2007*
** *Based on the Adjusted budget for 2007 approved by the Supervisory Board on 30 August 2007*

In 2007, the Company earned revenues from sales in the amount of PLN 12 183 million and a profit for the period of PLN 3 799 million, which means the planned amounts were exceeded by 2.8% and 3.2%, respectively.

The exceeded realisation of the planned financial results is mainly the result of:

- higher-than-planned metals prices on global markets, and
- lower-than-forecast negative results from hedging transactions

alongside the negative impact of the strengthening of the PLN versus the USD and the losses incurred due to exchange differences.

The total unit cost of electrolytic copper production in 2007 amounted to 11 160 PLN/t and is higher by 8% than that assumed in the Budget for 2007 (10 320 PLN/t).

The level of costs was affected by:

- the higher amount and value of purchased copper-bearing materials,
- the lower production of copper from internal concentrates, and
- the higher valuation of stored internal semi-products used.

The decrease in production using internal charges and the use of relatively more expensive stored internal semi-products led to an exceeding of the planned cost of production from internal charges by 8% (plan – 8 655 PLN/t, execution – 9 313 PLN/t).

4.3. PROJECTED COMPANY FINANCIAL SITUATION

The Company is currently developing its Budget for 2008 and the Technical-Economic Plan for the years 2008-2012. The production plan and investment program are currently being reviewed.

It is expected that there will be a decrease in electrolytic copper production from internal charges, mainly due to a curtailment in ore extraction on „work-free" days and to the decrease in copper content in ore caused by mining operations moving into areas of lower Cu content, as well as to pursuing a policy of rational deposit management. Analysis of resources remaining to be exploited indicates a trend of deterioration in the parameters of this ore.

The planned projections will also reflect current forecasts of macroeconomic conditions as well as the audited results of the Company in 2007 .

Based on market analyses and forecasts presented by banks and financial institutions, and reflecting the principle of prudent valuation, the Company assumes the following basic macroeconomic parameters in 2008:

- copper prices 7 100 USD/t
- silver prices 15.00 USD/troz
- exchange rate 2.50 USD/PLN

The preliminary financial projection, developed on the basis of the above assumptions, projects that the financial results of the Company in 2008 will be at a level lower than in 2007.

In accordance with accepted Company practice, the projected financial results of the Company will be published immediately after approval of the Budget by the Supervisory Board.

5. THE COMPANY ON THE SECURITIES MARKETS

5.1. COMPANY QUOTATIONS IN 2007

In July 1997 KGHM Polska Miedź S.A. debuted on the Warsaw Stock Exchange. The shares of the Company are traded on the primary market in a continuous trading system, and are a component of the WIG and WIG20 indices. The Global Depositary Receipts of the Company (GDRs) have been traded since July 1997 on the London Stock Exchange.

The share price of the Company in 2007 increased by 19%, reaching PLN 105.80 at the close of the last market session of the year - 28 December 2007, and on 15 October 2007 the closing price reached its highest level in history - PLN 143.00. During this same period the WIG index increased by 10%, and the WIG20 index by 5%. The share price of the Company in 2007 compared to the WIG index is shown in the chart below:

Chart 2. Share price of KGHM Polska Miedź S.A. versus the WIG index


KGHM shares (PLN)
WIG ('000 pts)
150
140
130
120
110
100
90
80
70
70
65
60
55
50
45
WIG
KGHM
I II III IV V VI VII VIII IX X XI XII

In 2007 the share prices of the Company on both exchanges - Polish and British - were similar.

Table 29. Key share price data of the Company on the Warsaw Stock Exchange

	Unit	2005	2006	2007
Number of shares issued	million	200 000	200 000	200 000
Closing price from the last day of trading in the year	PLN	62.50	89.00	105.80
Market value of the Company at year's end	million PLN	12 500	17 800	21 160
Highest closing price in the year	PLN	64.40	135.00	143.00
Lowest closing price in the year	PLN	27.60	63.90	79.40
Average trading volume per session	'000	778.5	813.5	730.8
Dividend paid in the financial year from appropriation of profit for the prior year	PLN /share	2.00	10.00	16.97

5.2. INFORMATION ON THE OWNERSHIP STRUCTURE AND ON THE ISSUED SHARES OF THE COMPANY

At 31 December 2007, the share capital of the Company, amounted to PLN 2 billion and was divided into 200 million shares, series A, having a face value of PLN 10 each. All shares are bearer shares. The Company has not issued preference shares. Each share grants the right to one vote at the General Shareholders' Meeting. In 2007 there was no change in share capital.

There is no limitation to the transferral of ownership rights to the shares of the Company or with respect to the execution of voting rights attached to the shares of the Company, other than those generally prescribed by laws in force. The Company has not issued securities which would grant special proprietary rights in respect of the Company. The State Treasury, as a shareholder of the

Company, may take advantage of special privileges arising from the act dated 3 June 2005 on the specific entitlements of the State Treasury and their execution in joint stock companies of significant importance for public order or public security.

At 31 December 2007, the only shareholder of the Company holding at least 5% of the share capital and simultaneously granting the right to the same number of votes at the General Shareholders' Meeting was the Polish State Treasury, which - based on an announcement dated 16 May 2007 - held 83 589 900 shares, representing 41.79% of the share capital of the Company and the same number of votes at the General Shareholders' Meeting.

The remaining shareholders of the Company (including Deutsche Bank Trust Company Americas, depositary bank in the depositary receipts program) held shares representing less than 5% of the share capital – a total of 116 410 100 shares, representing 58.21% of the share capital and the same number of votes at the General Shareholders' Meeting.

In 2007 the State Treasury reduced its shareholding in the Company due to the transfer of ownership to 5 million shares to Kompania Węglowa S.A. on 15 May 2007. This block of shares represents 2.5% of the share capital and of the total number of votes.

The Management Board of the Company is unaware of any agreements signed in 2007 which could result in changes in the proportion of shares held by present shareholders in the future.

At 31 December 2007, based on information held by the Company, among management and supervisory personnel only Ryszard Kurek – a member of the Supervisory Board – owned shares of KGHM Polska Miedź S.A. (10 shares with a total nominal value of PLN 100). At 31 December 2007, the members of the Management Board and Supervisory Board of the Company did not own shares of the remaining related entities of the Company.

In 2007 the Company did not buy back any of its shares.

The Company does not have an employee share incentive program.

5.3. Corporate Governance

At the beginning of 2007, the Company again approved application of all of the corporate governance principles described in the document „Best practices in public companies in 2005" (with stipulations to principle no. 20 relating to the independence of Supervisory Board members).

A report on the application of corporate governance principles, in accordance with the Warsaw Stock Exchange Rules, will be published together with this annual report.

ANNEX A: METHODOLOGY OF CALCULATING OF RATIOS USED IN THE REPORT

Assets effectiveness ratios

Assets turnover ratio = $\frac{\text{sales}}{\text{total assets}}$

Non-current assets turnover ratio = $\frac{\text{sales}}{\text{non-current assets}}$

Current assets turnover ratio = $\frac{\text{sales}}{\text{current assets}}$

Liquid assets turnover ratio = $\frac{\text{sales}}{\text{short term receivables + cash and cash equivalents}}$

Assets financing ratios

Coverage of assets by equity = $\frac{\text{equity}}{\text{total assets}}$

Coverage of non-current assets by equity = $\frac{\text{equity}}{\text{non-current assets}}$

Coverage of non-current assets by long-term capital = $\frac{\text{equity + non-current liabilities}}{\text{non-current assets}}$

Coverage of current assets by current liabilities = $\frac{\text{current liabilities}}{\text{current assets}}$

Economic activity ratios

Current liquidity = $\frac{\text{current assets}}{\text{current liabilities}}$

Quick liquidity = $\frac{\text{current assets - inventory}}{\text{current liabilities}}$

ROA (return on assets) = $\frac{\text{profit for the period}}{\text{total assets}} \times 100$

ROE (return on equity) = $\frac{\text{profit for the period}}{\text{equity}} \times 100$

Debt ratio = $\frac{\text{total liabilities}}{\text{equity and liabilities}} \times 100$

Durability of financing structure = $\frac{\text{equity + non-current liabilities}}{\text{equity and liabilities}} \times 100$

ANNEX B: CURRENT REPORTS OF THE COMPANY PUBLISHED IN 2008 – TO THE DATE OF PREPARATION OF THE ANNUAL REPORT FOR 2007

After the balance sheet date the Company published the following current reports:

Statement on the intention to publish consolidated quarterly reports, containing quarterly financial information. Publication dates for periodic reports in 2008 (3 January 2008)

The Management Board of KGHM Polska Miedź S.A. announced that, starting from the report for Q1 2008, the Company will publish consolidated quarterly reports which contain quarterly financial information as described in § 87 sec. 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744), instead of the separate quarterly reports and consolidated quarterly reports published thus far. The Management Board of KGHM Polska Miedź S.A. provided the dates of publication of the periodic reports in 2008.

Significant contract with Tele-Fonika Kable S.A. (30 January 2008)

On 30 January 2008 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale of 8 mm continuous-cast copper wire rod and oxygen-free copper rod. The estimated value of this contract is from approx. USD 658 461 thousand (PLN 1 613 296 thousand) to approx. USD 844 362 thousand (PLN 2 068 771 thousand).

Declaration of the Management Board of KGHM Polska Miedź S.A. (11 February 2008)

Due to uncertainty amongst investors and analysts caused by information on the future financial results of the Company cited in an article titled „Będą spięcia o prywatyzację w koalicji PO-PSL? (Conflicts on privatisation in the PO-PSL coalition?)" (Gazeta Wyborcza, 11 February 2008) The Management Board of the Company provided the following declaration:

The Management Board has accepted, and provided to the Supervisory Board for its approval, the Budget for 2008, assuming the achievement of a high net profit. The financial projection prepared by the Management Board of the Company for future years likewise forecasts the continuation of positive financial results.

The Company, in accordance with current practice, will publish significant assumptions and planned financial results for 2008 after approval of the Budget by the Supervisory Board of the Company.

Shareholders holding at least 5% of the number of shares at the EGM on 14 February 2008 (15 February 2008)

At the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A which was held on 14 February 2008, at least 5% of the number of votes at the meeting were owned by the Polish State Treasury - number of votes 83 567 521, representing 92.63% of the number of votes participating in the Extraordinary General Shareholders' Meeting and 41.78% of the total number of votes.

Conclusion of the bankruptcy process of Przedsiębiorstwo Eksploatacji Wód AQUAKONRAD S.A. (15 February 2008)

On 1 October 2007 by the Regional Court in Jelenia Góra, Section VIII (Economic) on bankruptcies and amelioration proceedings issued a decision on the conclusion of bankruptcy proceedings for Przedsiębiorstwo Eksploatacji Wód AQUAKONRAD S.A. This decision by the court concluded the bankruptcy process of the company, begun on 12 April 2006.

Other information published:

- list of information published in 2007 (16 January 2008),
- changes in the composition of the Supervisory Board (13 and 14 February 2008) and of the Management Board (17 January 2008),
- the date and agenda of an Extraordinary General Shareholders' Meeting (11 January 2008), the proposed resolutions (14 January 2008)
- the resolutions passed by the Extraordinary General Shareholders' Meeting (14 February 2008),
- an explanation of the reasons why the Company has not published on its corporate website data on the candidacy of those proposed for membership on the Supervisory Board (a principle arising from the " Code of Best Practice for WSE Listed Companies", 14 February 2008),

- information on Members of the Supervisory Board appointed to the Supervisory Board of the Company by the Extraordinary General Shareholders' Meeting on 14 February 2008 (19 February 2008, 29 February 2008).

ANNEX C: LIST OF TABLES, DIAGRAMS AND CHARTS

TABLES

DIAGRAMS

CHARTS

Signatures of all Members of the Management Board			
Date	**First name, surname**	**Position/Function**	**Signature**
4 March 2008	Ireneusz Reszczyński	Acting President of the Management Board I Vice President of the Management Board	
4 March 2008	Marek Fusiński	Vice President of the Management Board	
4 March 2008	Stanisław Kot	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE APPLICATION OF CORPORATE GOVERNANCE PRINCIPLES

Lubin, March 2008

The Management Board of KGHM Polska Miedź S.A. hereby presents a report on the application of corporate governance principles in 2007, as described in §29 sec. 5 of the Warsaw Stock Exchange Rules.

A) LIST OF CORPORATE GOVERNANCE PRINCIPLES WHICH HAVE NOT BEEN APPLIED BY THE COMPANY, TOGETHER WITH A DESCRIPTION OF THE CIRCUMSTANCES AND REASONS WHY A GIVEN PRINCIPLE HAS NOT BEEN APPLIED, AND THE MEANS BY WHICH THE COMPANY INTENDS TO ELIMINATE ANY POTENTIAL EFFECTS OF NON-APPLICATION OF A GIVEN PRINCIPLE, OR THE STEPS IT INTENDS TO TAKE TO REDUCE THE RISK OF NON-APPLICATION OF A GIVEN PRINCIPLE IN FUTURE

At the beginning of 2007, the Company again applied all of the corporate governance principles described in the document „Best practices in public companies in 2005" (with stipulations to principle 20 on the independence of Supervisory Board members). A „Declaration by KGHM Polska Miedź S.A. regarding the implementation of corporate governance principles by the Company" was signed by the Management Board of the Company on 15 February 2007, countersigned by the Supervisory Board on 23 February 2007, published together with the annual report for 2006 on 12 March 2007 and accepted by the General Shareholders' Meeting on 30 May 2007.

Stipulations to principle 20 were discussed in the following commentary to this principle:

Due to the nature and character of the Company, to which the law dated 30 August 1996 on the commercialisation and privatisation of State-owned companies still applies as regards the composition of the Supervisory Board (1/3 of the members of the Supervisory Board are chosen by the employees of the Company), as well as taking into account the fact that the State Treasury, as a specific shareholder in possession of over 44% of the shares of the Company, remains the dominant shareholder, and also considering the usual course of voting at General Shareholders Meetings and Supervisory Board meetings, the Management Board and Supervisory Board of the Company have recommended a change in the Statutes to the General Shareholders Meeting, based on which the Company would meet the criteria for independence by members of the Supervisory Board in an analogous way to that described in point d) of Principle Nr 20, in a case where a single shareholder owns a packet of shares granting over 50% of the total number of votes. The General Shareholders Meeting has accepted this recommendation, with the resolution as passed and registered by the court of registrations with respect to the wording of § 16 sec. 5-8 of the Statutes reading as follows:

„5. At least two members of the Supervisory Board should be independent members, meeting the following criteria:

1) does not work for the Company, its divisions, or with a related entity of the Company, either as an employee or in any other legal relationship,
2) is not a member of the Supervisory Board or Management Board of an entity related to the Company,
3) is not a partner or shareholder controlling 5% or more of the votes at the General Shareholders Meeting of the Company or at the General Shareholders Meeting of a related entity,
4) is not a member of the Supervisory Board or Management Board or an employee of an entity controlling 5% or more of the votes at the General Shareholders Meeting of the Company or at the General Shareholders Meeting of a related entity,
5) is not a direct family member related by blood in an ascending or descending line, a spouse, brother or sister, a parent of a spouse or an adoptee of any of the persons mentioned above in points 1-4.

6. An independent member of the Supervisory Board should meet the criteria for independence defined in sec. 5, throughout his entire tenure on the Supervisory Board. Should the Supervisory Board or Management Board of the Company be informed that an independent member of the Supervisory Board of the Company has ceased during his tenure to meet the criteria for independence, and should this cause the Company to fail to meet the criteria of having at least two independent members, action should be taken to ensure that the said member of the Supervisory Board submit his/her early resignation or that said member is recalled.

7. Prior to being appointed to the Supervisory Board of the Company, a candidate for the position of independent member of the Supervisory Board is required to submit a declaration in writing that he/she meets the criteria for independence defined in sec. 5.

8. A related entity as mentioned in sec. 5 is hereby defined as a parent entity of the Company, a subsidiary of the Company or as a subsidiary of the entity which is a parent to the Company. Determination as to whether an entity is a parent to or subsidiary of the

Company is made based on the appropriate clauses of the Corporate Partnerships and Companies Code or on the Accounting Law".

In accordance with principle 19, candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice. The normal practice until now in the Company has been that candidates for the Supervisory Board have been presented during General Shareholders' Meetings. The Company attempts to ensure that the names of such candidates are made publicly available prior to this.

The most important corporate governance principles are reflected (have been strengthened) in the fundamental documents regulating the activities of the Company:

1. The Statutes of KGHM Polska Miedź S.A.
2. The Regulations of the General Shareholders' Meeting of KGHM Polska Miedź S.A.
3. The Regulations of the Supervisory Board of KGHM Polska Miedź S.A.
4. The Regulations of the Management Board of KGHM Polska Miedź S.A.

These documents, along with the „Declaration by KGHM Polska Miedź S.A. with its registered head office in Lubin regarding the implementation of corporate governance principles by the Company" are available on the Internet website of the Company, www.kghm.pl.

B) DESCRIPTION OF THE FUNCTIONING OF THE GENERAL SHAREHOLDERS' MEETING AND ITS FUNDAMENTAL RIGHTS, ALONG WITH THE RIGHTS OF SHAREHOLDERS AND HOW THEY ARE EXECUTED

The functioning of the General Shareholders' Meeting of KGHM Polska Miedź S.A., its rights and the rights of shareholders and how they are executed are described in the following documents:

1. The Statutes of the Company - Chapter IV C, § 22 - §30
2. The Regulations of the General Shareholders' Meeting of KGHM Polska Miedź S.A.
3. The Declaration by KGHM Polska Miedź S.A. with its registered head office in Lubin regarding the implementation of corporate governance principles by the Company

The schedule of work on organising the General Shareholders' Meetings of the Company is planned in such a way as to ensure that the obligations towards shareholders are properly met and to enable them to execute their rights.
The Company has a depositary receipts program. The representative of the owners of GDRs at the General Shareholders' Meeting is the Depositary Bank, which executes its voting rights through its representative, in accordance with the instructions issued by the owners of the said GDRs and in accordance with the principles of the Depositary Agreement entered into with the Company.
During General Shareholders' Meetings members of the media are present.

C) THE COMPOSITION AND PRINCIPLES OF FUNCTIONING OF MANAGEMENT AND SUPERVISORY BODIES OF THE COMPANY AND THEIR COMMITTEES

Supervisory Board
The principles of functioning of the Supervisory Board of KGHM Polska Miedź S.A. are described in the following documents:

1. The Statutes of the Company - Chapter IV B, § 16 - § 21
2. The Regulations of the Supervisory Board of KGHM Polska Miedź S.A. with its registered head office in Lubin
3. The Declaration by KGHM Polska Miedź S.A. with its registered head office in Lubin regarding the implementation of corporate governance principles by the Company

In accordance with corporate governance principle 20 together with the commentary included in the „ Declaration" and described in point A) of this report, two members of the Supervisory Board of the Company meet the criteria for independence.

The composition of the VIth term Supervisory Board of KGHM Polska Miedź S.A., during the period from 1 January 2007 to 31 December 2007 was as follows:

First name, surname	***function***	***period when function served in 2007***
Adam Łaganowski*	**Chairman**	**01.01.2007 – 24.04.2007**
	Member	24.04.2007 – 18.10.2007

Adam Glapiński*	Member	11.04.2007 - 24.04.2007
	Chairman	**24.04.2007 - 10.07.2007**
Leszek Jakubów*	Member	18.10.2007 - 06.11.2007
	Chairman	**06.11.2007 - 31.12.2007**
Stanisław Andrzej Potycz	Deputy Chairman	01.01.2007 - 31.12.2007
Jan Sulmicki*	Member	01.01.2007 - 11.04.2007
Marcin Ślęzak*	Member	01.01.2007 - 31.12.2007
Jerzy Żyżyński	Member	01.01.2007 - 31.12.2007
Anna Mańk	Member	11.04.2007 - 31.12.2007
Remigiusz Nowakowski	Member	18.10.2007 - 31.12.2007
Members of the Supervisory Board elected by the employees of the Company:		
Józef Czyczerski	secretary	01.01.2007 - 31.12.2007
Leszek Hajdacki	Member	01.01.2007 - 31.12.2007
Ryszard Kurek	Member	01.01.2007 - 31.12.2007

* Independent members

The following committees work under the auspices of the Supervisory Board:

- Auditing Committee

The tasks of the Committee and the duties of members of the Supervisory Board assigned to it are described in § 6 sec. 3 of the Regulations of the Supervisory Board:

1) supervision, on behalf of the Supervisory Board, of the other participants in the process of financial reporting and the process of reporting to the Supervisory Board,
2) analysis of the accounting principles applied in the Company,
3) the review of transactions with parties related to the Company and the review of unusual transactions,
4) analysis of conclusions arising from the risk management process,
5) reviewing the offers of independent auditors, recommending a selected auditor to the Supervisory Board and analysing agreements entered into with an auditor by the Company,
6) continuous co-operation with the auditor,
7) analysing the opinion of the auditor regarding financial reporting by the Management Board of the Company, as well as the letter of the auditor to the Management Board and the Supervisory Board and preparing the report of the Supervisory Board on its evaluation of the annual report of the Management Board on the activities of the Company as well as the financial statements,
8) evaluation of the internal auditing plan of the Company, approval of the internal auditing regulations, and of changes of the director of internal auditing,
9) analysis of the conclusions reached and the recommendations made by an internal audit of the Company, with an evaluation of the degree of implementation of these recommendations by the leadership of the Company,
10) these tasks and rights of the Auditing Committee do not mean that it has the obligation to plan or conduct an audit of the documents of the Company, or that it must confirm that the documents of the Company are in conformance with accounting principles and prevailing law.

The composition of the Auditing Committee of the VIth term Supervisory Board of KGHM Polska Miedź S.A., during the period from 1 January 2007 to 31 December 2007 was as follows:

First name, surname	***period of work of the Committee in 2007***
Adam Łaganowski*	08.01.2007 - 18.10.2007
Marcin Ślęzak*	01.01.2007 - 31.12.2007
Leszek Hajdacki	01.01.2007 - 31.12.2007
Anna Mańk	30.08.2007 - 31.12.2007
Leszek Jakubów*	06.11.2007 - 31.12.2007

* Independent members

- Remuneration Committee

The tasks of the Committee and the duties of members of the Supervisory Board assigned to it are described in § 6 sec. 5 of the Regulations of the Supervisory Board:

1) to pursue a policy of preparing reserve candidates to serve on the Management Board of the Company,
2) to carry out the process of selecting candidates to serve as members of the Management Board and, following their examination, to present the Supervisory Board with selected candidates,
3) to supervise realisation of the system of remuneration of the management staff, and to submit recommended changes in remuneration to the Supervisory Board,
4) to periodically analyse the strategy of leadership staff remuneration, and to submit if necessary recommended changes in remuneration to the Supervisory Board.

The composition of the Remuneration Committee of the VIth term Supervisory Board of KGHM Polska Miedź S.A., during the period from 1 January 2007 to 31 December 2007 is as follows:

First name, surname	***period of work of the Committee in 2007***
Adam Łaganowski	08.01.2007 – 18.10.2007
Stanisław Andrzej Potycz	08.01.2007 – 31.12.2007
Jan Sulmicki	08.01.2007 – 11.04.2007
Jerzy Żyżyński	08.01.2007 – 31.12.2007
Remigiusz Nowakowski	06.11.2007 – 31.12.2007

At the end of the year the auditing and remuneration committees submit a report of their activities to the Supervisory Board. These reports, following approval by the Supervisory Board, are made available to shareholders in the materials for the General Shareholders' Meeting.

Management Board

The duties and principles of functioning of the Management Board of KGHM Polska Miedź S.A. are described in the following documents:

1. The Statutes of the Company - Chapter IV A, § 12 - § 15
2. The Regulations of the Management Board of KGHM Polska Miedź S.A. with its registered head office in Lubin
3. The Declaration by KGHM Polska Miedź S.A. with its registered head office in Lubin regarding the implementation of corporate governance principles by the Company

During the period from 1 January 2007 to 31 December 2007 the composition of the Management Board and the delegation of duties amongst the members of the Management Board were as follows:

First name, surname	***function***	***period when function served in 2007***
Krzysztof Skóra	President of the Management Board	01.01.2007 – 31.12.2007
Maksymilian Bylicki	I Vice President of the Management Board (Development)	01.01.2007 - 06.11.2007
Marek Fusiński	Vice President of the Management Board (Finance)	01.01.2007 - 31.12.2007
Ireneusz Reszczyński	Vice President of the Management Board (Sales)	01.01.2007 - 06.11.2007
	I Vice President of the Management Board (Sales)	06.11.2007 - 31.12.2007
Stanisław Kot	Vice President of the Management Board (Metallurgy), temporarily acting Vice President of Mining Division	01.01.2007 - 31.03.2007
	Vice President of the Management Board (Production)	01.04.2007 - 31.12.2007
Dariusz Kaśków	Vice President of the Management Board (Development)	06.11.2007 - 31.12.2007

D) DESCRIPTION OF BASIC CHARACTERISTICS APPLIED IN THE COMPANY OF SYSTEMS FOR INTERNAL CONTROL AND RISK MANAGEMENT AS RESPECTS THE PROCESS OF PREPARATION OF FINANCIAL REPORTS

In the process of preparing the financial reports of the Company, one of the basic elements of control is the verification of financial statements by an independent auditor. The tasks of the independent auditor include in particular: review of the half-year financial statements and interim audit and final audit of the annual report.
Selection of the independent auditor is carried out by the Supervisory Board through a public tender from amongst renowned auditing firms, guaranteeing high standards of services and the required level of independence. The current contract for the auditing of financial statements by a certified auditor was entered into for a 3-year period (2007-2009). The body which supervises the process of financial reporting and which cooperates with the independent auditor is the Auditing Committee, which is appointed by the Supervisory Board.

In order to ensure accuracy in the keeping of Company accounting records and the generation of financial data for high-quality presentation, the Management Board of the Company has accepted and approved for continuous use the following:

1. an Accounting Policy and a Sector Chart of Accounts, in accordance with International Financial Reporting Standards,
2. Principles for Financial Management and for an Economic System,
3. Sector Principles of Balance Sheet Depreciation of Property, Plant and Equipment and Amortisation of Intangible Assets,
4. Sector Inventorisation Instructions, and
5. Documentation for an IT system for the processing of accounting data,

as well as a variety of internal procedures respecting systems for the control and evaluation of risk arising from the activities of the Company.

KGHM Polska Miedź S.A. keeps accounting records in the integrated IT system mySAP. The modular structure of this system ensures a transparent segregation of duties, uniformity in account operating procedures and control between ledgers: special purpose ledger, general ledger and subledgers, through the developed reporting system. The high flexibility of the system enables it to be continuously adapted to changing accounting principles or other legal standards. The system has full technical documentation, both in the part meant for end-users, as well as in the configuration for setting the parameters of the system and calculation algorythyms. In accordance with article 10 of the Act dated 29 September 1994 on accounting, documentation of the IT accounting system is periodically updated and confirmed by the Management Board of the Company.
Access to IT system information resources is limited to the respective entitlements of authorised employees solely with respect to the duties which they carry out. Control over this access is carried out at each stage of financial statements preparation, beginning with the entering of source data, through the processing of data, to the generation of output information.

A significant element of risk management with respect to the process of preparing financial statements is the internal control carried out by internal auditing and internal control within the Company.
Internal auditing operates based on the „Regulations for internal auditing in KGHM Polska Miedź S.A." approved by the Management Board of the Company and on the „Code of ethics for internal auditors in KGHM Polska Miedź S.A." - developed based on International Professional Standards in Internal Auditing Practice. Amongst the tasks of internal auditing are the examination and evaluation of control mechanisms to ensure the trustworthiness and uniformity of financial data, representing the basis for the preparation of financial statements required by law, and of management reports. In this respect, in 2007 the examination and evaluation of risk was subjected to the following processes: the delegation of rights, the setting of prices and the sale of Company products.

Internal control operates based on the „Internal Control Regulations" approved by the Management Board of the Company. This system of internal control based on the principle of independence comprises all Company processes, including those areas which directly or indirectly affect the correctness of financial statements.

Amongst areas of risk to which the Company is exposed, the most important is market risk. Due to the exposure of the Company to market risk (copper and silver prices and the USD/PLN exchange rate), derivative instruments are used to manage this risk. Organisation of the market risk management process separates the functions of units responsible for entering transactions on the derivative instruments market from the functions of units responsible for their authorisation, settlement and the preparation of information on the measurement of these transactions. Such an organisational structure, in accordance with best practice in risk management, permits control over the process of entering into transactions and the elimination of derivative instruments transactions unauthorised by the Management Board.

The effectiveness of the control and risk management procedures in the process of preparing financial statements of KGHM Polska Miedź S.A. may be seen in the form of the high quality of these statements, as confirmed by the opinions put forth thus far by certified auditors from their auditing of the financial statements and by the high evaluations of the recipients of these statements. In addition, KGHM Polska Miedź S.A. participates in the competition The Best Annual Report organised by the Institute of Accounting and Taxation under the patronage of the Warsaw Stock Exchange, gaining a leading position amongst listed companies.

Signatures of all Members of the Management Board			
Date	**First name, surname**	**Position/Function**	**Signature**
4 March 2008	Ireneusz Reszczyński	Acting President of the Management Board I Vice President of the Management Board	
4 March 2008	Marek Fusiński	Vice President of the Management Board	
4 March 2008	Stanisław Kot	Vice President of the Management Board	

END